    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2000

                                                      REGISTRATION NO. 333-90731
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             RADYNE COMSTREAM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             NEW YORK                              3665                             11-2569467
 (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            ------------------------

                            3138 EAST ELWOOD STREET
                             PHOENIX, ARIZONA 85034
                                 (602) 437-9620
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                   ROBERT C. FITTING, CHIEF EXECUTIVE OFFICER
                             RADYNE COMSTREAM INC.
                            3138 EAST ELWOOD STREET
                             PHOENIX, ARIZONA 85034
                                 (602) 437-9620
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               JOHN B. WADE, III, ESQ.                                ROBERT S. KANT, ESQ.
               KEVIN T. COLLINS, ESQ.                                JERE M. FRIEDMAN, ESQ.
                DORSEY & WHITNEY LLP                                 GREENBERG TRAURIG, LLP
                   250 PARK AVENUE                             ONE EAST CAMELBACK ROAD, SUITE 1100
              NEW YORK, NEW YORK 10177                               PHOENIX, ARIZONA 85012
                   (212) 415-9200                                        (602) 263-2300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

     WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



________________________________________________________________________________

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. RADYNE COMSTREAM INC. MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND RADYNE COMSTREAM INC. IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 24, 2000


PROSPECTUS

                                2,000,000 UNITS
                                     [LOGO]

                             RADYNE COMSTREAM INC.

     Radyne ComStream Inc. is offering 2,000,000 units, each consisting of one share of its common stock and one warrant to purchase one share of common stock
at a price of $            per share, subject to adjustment in certain
circumstances. The warrants will be exercisable at any time after they become separately transferable, until five years from the date of this prospectus. The common stock and warrants included in the units will not be separately transferable until 180 days after the date of the prospectus or such earlier date as HD Brous & Co., Inc. may determine. We may redeem the warrants for $0.01 per warrant upon not less than 30 days' nor more than 60 days' notice mailed within five days after the closing sales price of our common stock has equaled
or exceeded $            for each of 20 consecutive trading days.


     On January 21, 2000, our common stock closed at $10.562 per share on the OTC Bulletin Board. Prior to this offering, there has been no market for the units or warrants. Our common stock, units, and warrants have been approved for listing on the Nasdaq SmallCap Market under the symbols 'RADN,' 'RADNU' and 'RADNW,' respectively, subject to the effectiveness of this offering.



                              ------------------------

     THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL DILUTION. YOU SHOULD NOT INVEST IN OUR SECURITIES UNLESS YOU CAN
 AFFORD TO LOSE YOUR ENTIRE INVESTMENT. PLEASE SEE 'RISK FACTORS' BEGINNING ON
                           PAGE 6 OF THIS PROSPECTUS.

                              ------------------------

                                                              PER UNIT                 TOTAL
Public Offering Price................................
Underwriting Discount................................
Proceeds, before expenses, to Radyne ComStream.......

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We have granted the underwriters an option to purchase up to an additional 300,000 units at the public offering price, less the underwriting discount, to cover over-allotments. The underwriters may exercise this option at any time within 45 days of the date of this prospectus. We expect that the units of common stock and warrants will be ready for delivery in New York, New York on or
about             , 2000.

                                HD BROUS & CO., INC.
                              ------------------------

                 THE DATE OF THIS PROSPECTUS IS          , 2000

                   [Color picture consisting of four samples
                 of our print advertising, including depictions
                               of our products.]

                                   TRADEMARKS

     Each trademark, trade name or service mark appearing in this prospectus belongs to its respective holder. Our trademarks include ComStream'TM', MediaCast'TM', IP Sat'TM' and IntelliCast'TM'.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully. All references to 'we,' 'us,' the 'company,' and 'Radyne ComStream' mean Radyne ComStream Inc., including subsidiaries and predecessors, except where it is clear that the term refers only to Radyne ComStream Inc. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option, HD Brous will not exercise its representative's purchase option, and that none of the warrants included in the units and no other outstanding options will be exercised. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under 'Risk Factors' and elsewhere in this prospectus.

                             RADYNE COMSTREAM INC.

     We design, manufacture, and sell equipment used in the ground-based portion of satellite communication systems to receive data from, and transmit data to, satellites. We also design, manufacture, and sell equipment used in cable television systems. Our products are used in applications for telephone, data, video and audio broadcast communications, private and corporate data networks, Internet applications, and digital cable television. We serve customers in over 80 countries, including customers in the television broadcast, international telecommunications, Internet service provider, and private communication networks industries, as well as the U.S. government.

     Our products have been utilized in major communications systems worldwide, including the following:

           The world's highest capacity domestic, digital satellite telephone network -- PT Telkom, Indonesia.

           Italy's first digital telephone/data network -- Telespacio, Italian Railways.

           Colombia's first alternate telecommunications network -- Americatel.

           Earth stations for the first international satellite links in China, India, Pakistan, Brazil, Haiti, and Zambia.

           The world's largest private satellite broadcast network -- Reuters.

           International Cablecasting Technologies -- utilizing 40,000 digital audio broadcast receivers.

     We believe that the demand for the types of products that we sell will increase as factors such as worldwide economic development, governmental policies aimed at improving the telecommunications infrastructure in developing countries, and the globalization of commerce contribute to an increased worldwide requirement for communications services. We believe these factors will continue to drive demand for communications systems, including those based on satellite technology.

     We also believe we are well-positioned to capitalize on this increased demand for satellite communications systems as a result of our ability to leverage our competitive advantages, which include the following:

           Our experienced management group, which has extensive technological and engineering expertise and excellent customer relationships. The members of our management team have an average of over 20 years of experience in the satellite communications industry.

           Our expansive line of well-known, well-respected, off-the-shelf, state-of-the-art equipment that enables us to meet our customers' requirements.

           Our ability to custom design products for our customers' special applications and to provide a one-stop shopping option to our customers.

           Our ability to meet the complex satellite ground communications systems requirements of our customers in diverse political, economic, and regulatory environments in various locations around the world.

           Our worldwide sales and service organization with the expertise to successfully conduct business internationally through sales and service offices staffed by our employees in most of our major markets throughout the world, including Beijing, Singapore, London, Jakarta, and Amsterdam.

           Our October 1998 acquisition of a significant competitor, ComStream Holdings Inc., which:

              significantly expanded our product lines,

              enhanced our sales force,

              increased our market share, and

              increased our profitability.

     Our net sales increased to $21.1 million in the year ended December 31, 1998 from $13.4 million in the year ended December 31, 1997 and to $39.3 million in the nine months ended September 30, 1999 from $10.0 million in the nine months ended September 30, 1998. We had net income of approximately $914,000 in the nine months ended September 30, 1999 compared to a net loss of $2.8 million in the nine months ended September 30, 1998. These increases in sales and net income resulted in large part from our acquisition of ComStream and our ability to significantly reduce ComStream's operating expenses. Our last audited balance sheet as of December 31, 1998 showed an accumulated deficit of $21.4 million and a shareholders' deficit of $15.2 million.

     On December 1, 1999 we completed a rights offering to our shareholders to purchase an aggregate of up to 4,745,076 shares of our common stock. These rights were exercisable at a purchase price of $3.73 per share. Our shareholders purchased 4,520,264 shares of common stock in this rights offering at an aggregate purchase price of $16,860,585. Our controlling shareholder, Singapore Technologies Pte Ltd through its wholly-owned subsidiary, Stetsys Pte Ltd, and Stetsys Pte Ltd's wholly-owned subsidiary, Stetsys US, Inc. (Stetsys Pte, and Stetsys US, collectively, ST), purchased 4,300,800 shares of common stock issued in the rights offering at an aggregate purchase price of approximately $16,000,000. ST now owns approximately 90% of our outstanding common stock. We used the proceeds of the rights offering to retire approximately $15,600,000 in short-term debt plus accrued interest we owed to ST.

                        MARKET OPPORTUNITY AND STRATEGY

     We believe that growth in demand for ground-based satellite system equipment is being driven by the growth of satellite-delivered communications services. According to the Satellite Industry Indicators Survey: Selected 1998 Survey Results conducted by the Satellite Industry Association and Futron Corporation, total revenues for providers of satellite communications services grew at an 18% compound annual growth rate to $26.2 billion in 1998, from $21.2 billion in 1997 and $15.9 billion in 1996. The Satellite Industry Association estimates that the global market for satellite ground equipment and integration services was $15.2 billion in 1998.

     We currently address a niche of the ground-based satellite equipment market that our management estimates currently generates worldwide revenues of $800 million. We intend to expand our share in this market by:

           targeting providers of broadcast communications services worldwide,

           exploiting new applications for our existing satellite technology,

           developing new products to exploit new market opportunities,

           providing high-margin customized products to niche markets, and pursuing future acquisitions of competitive or complementary companies.

     We will use a significant portion of the net proceeds of this offering to fund our research and development program so that we can develop new products for satellite communications systems, including products designed to address transmission requirements for the Internet and digital television industries.

     Our corporate headquarters are located at 3138 E. Elwood Street, Phoenix, Arizona 85034. Our telephone number is (602) 437-9620. We maintain an Internet Website at www.radynecomstream.com. Information contained at our Website is not a part of this prospectus.

                                  THE OFFERING


Securities offered by Radyne ComStream.......  2,000,000 units, each unit consisting of one share of common stock and one five-year
                                               common stock purchase warrant.
Exercise of warrants.........................  Each warrant is exercisable to purchase one
                                               share of common stock at a price of $      ,
                                               subject to adjustment in certain
                                               circumstances, at any time after the warrants
                                               become separately transferable, until five
                                               years from the date of this prospectus. The
                                               common stock and warrants included in the
                                               units will not be separately transferable
                                               until 180 days after the date of this
                                               prospectus or such earlier date as HD Brous &
                                               Co. Inc. may determine.
Redemption of warrants.......................  We may redeem the warrants for $0.01 per warrant upon no less than 30 nor more than 60
                                               days notice mailed within five days after the
                                               closing sales price of the common stock has
                                               equaled or exceeded $        for each of 20
                                               consecutive trading days.
Common stock outstanding prior to this
  offering...................................  10,733,977 shares(1)
Securities to be outstanding after this
  offering...................................  12,733,977 shares of common stock and
                                               2,000,000 warrants(1)
Use of proceeds..............................  We intend to use the net proceeds of this offering to fund our research and development
                                               program as a part of our growth strategy,
                                               hire additional technical personnel, and for
                                               working capital. See 'Use of Proceeds.'
Nasdaq SmallCap Market symbols:
     Common Stock............................  'RADN'
     Warrants................................  'RADNW'
     Units...................................  'RADNU'


------------

(1) Based on 10,733,977 shares outstanding on December 31, 1999, the number of shares to be outstanding after the offering excludes the following:

           2,000,000 shares of common stock reserved for issuance upon the exercise of the 2,000,000 warrants included in the units;

           1,790,670 shares of common stock remaining reserved for issuance under our 1996 Incentive Stock Option Plan;

           1,000,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan; and

           200,000 shares of common stock reserved for issuance under the representative's purchase option to be issued to HD Brous & Co. Inc.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the restated consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                NINE MONTHS ENDED
                                               YEAR ENDED     YEAR ENDED          SEPTEMBER 30,
                                              DECEMBER 31,   DECEMBER 31,   -------------------------
                                                  1997           1998          1998          1999
                                                  ----           ----          ----          ----
                                                                            (UNAUDITED)   (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues..............................   $   13,447     $   21,112    $    9,974    $   39,262
Gross profit................................        5,425          5,303         2,269        18,171
Selling, general and administrative
  expense...................................        4,242          5,531         2,544         9,139
Research and development expenses...........        2,262          4,296         1,945         6,730
Total operating expenses....................        6,504         18,665         4,489        15,869
Operating income (loss).....................       (1,080)       (13,362)       (2,220)        2,302
Net income (loss) before extraordinary
  income and taxes..........................       (1,757)       (14,538)       (2,789)          914
EBITDA(1)(2)................................         (625)       (12,298)       (1,824)        4,303
Basic net income (loss) per share...........        (0.35)         (2.45)        (0.47)         0.15
Diluted net income (loss) per share.........        (0.35)         (2.45)        (0.47)         0.14
Shares used in computing income (loss) per
  common share:(3)(4)
     Basic..................................    5,012,664      5,931,346     5,931,340     5,961,937
     Diluted................................    5,012,664      5,931,346     5,931,340     6,401,161

------------

(1) EBITDA consists of earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is a measure commonly used to assist in understanding our operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles.

(2) Net income figures for the year ended December 31, 1998 include a loss of $3,909,000 related to expenses for in-process research and development costs included in the ComStream acquisition.

(3) See note 13 of the notes to the restated consolidated financial statements for a determination of the number of shares used in computing basic and diluted net income per share and note 1 of the notes to the restated consolidated financial statements for an explanation of the effect of the acquisition of ComStream Holdings Inc. on the consolidated financial statements.

(4) Per share data and shares outstanding reflect an adjustment for the effects of the 1-for-5 reverse split of our common stock, which became effective on January 9, 1997.

                                                                AS OF SEPTEMBER 30, 1999
                                                                      (UNAUDITED)
                                                --------------------------------------------------------
                                                               PRO FORMA AS
                                                               ADJUSTED FOR       PRO FORMA AS ADJUSTED
                                                              COMPLETION OF      FOR RIGHTS OFFERING AND
                                                ACTUAL(1)   RIGHTS OFFERING(2)     THIS OFFERING(2)(3)
                                                ---------   ------------------     -------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and investments........  $  1,622         $ 2,865                 $12,914
Working capital (deficiency)..................    (5,649)         (4,407)                  5,643
Total assets..................................    24,968          26,210                  36,260
Total shareholders' equity....................     1,015           1,957                  12,007

------------

(1) Includes our sale of 4,187,205 shares of common stock and our receipt of proceeds of $15,618,272 in the rights offering through September 30, 1999.


(2) Gives effect to our sale of an additional 333,059 shares of common stock in the rights offering subsequent to September 30, 1999, and our receipt of proceeds of $1,242,313 from the sale of such shares. Expenses associated with the rights offering were approximately $300,000 and were paid as of September 30, 1999.


(3) Reflects our sale of 2,000,000 units (not including the shares underlying the warrants included in the units) offered by this prospectus at an assumed public offering price of $6.00 per unit, after deducting the underwriting discount and the estimated offering expenses that we will pay. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     A purchase of units involves a high degree of risk. You should consider carefully the following risk factors, in addition to the other information contained in this prospectus, before purchasing any units.

WE HAVE A HISTORY OF OPERATING LOSSES, ONLY RECENTLY BECAME PROFITABLE, AND COULD SUFFER FURTHER LOSSES IN THE FUTURE.


     We have incurred significant operating losses since our inception. Although we generated operating income of $2,302,000 and net income of $913,547 for the nine months ended September 30, 1999, we incurred operating losses of $13,362,000 during the year ended December 31, 1998, $1,080,000 during the year ended December 31, 1997, $1,814,000 during the six months ended December 31, 1996 and $2,368,000 during the 12 months ended June 30, 1996. Our last audited balance sheet as of December 31, 1998 showed an accumulated deficit of approximately $21.4 million and a shareholders' deficit of $15.2 million. Our predecessor, Radyne Corp., emerged from Chapter 11 bankruptcy protection in December 1994. Although the rights offering that we completed in December 1999 has eliminated our shareholders' deficit at September 30, 1999, our consolidated financial statements for the year ended December 31, 1998 included a note stating that our operating losses, working capital deficit, and shareholder's deficit at that time raised doubts about our ability to operate as a going concern. We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, you should consider the likelihood of our future success in light of our bankruptcy in 1994, the losses we have incurred since our bankruptcy, and the possibility that we may incur future operating losses. Our ability to expand our ground-based satellite systems market, penetrate new markets, such as Internet-related products, and generate additional revenues and future positive operating and net income depends, in large part, on our ability to sell our products to existing and new customers and the profitability of such sales. There can be no assurance that we will generate significant additional revenue or report positive quarterly or annual operating results. Based upon the matters set forth in this risk factor and the other risk factors contained in this prospectus, you should not invest in our securities unless you can afford to lose your entire investment. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


WE HAVE DEPENDED ON OUR CONTROLLING SHAREHOLDER FOR CAPITAL, AND WE HAVE SIGNIFICANT SHORT-TERM LOANS THAT COULD LEAD TO A CASH SHORTAGE.

     To meet our working capital requirements, we have depended on a succession of short-term loans from, and purchases of our common stock by, ST and its affiliates since we emerged from Chapter 11 protection on December 16, 1994. Prior to its acquisition by us, ComStream depended on borrowings facilitated by its parent company, Spar Aerospace Limited. ST has no obligation to continue to provide us with any financing and you should not assume that ST will provide us with any future financing.

     We have a $20,500,000 uncommitted bank line of credit on which we owed approximately $12,920,000 as of December 31, 1999. All loans pursuant to the bank line of credit are short-term loans with maturities no later than September 28, 2000. The bank could demand repayment at any time after the loans mature, in which case we might have to use the proceeds of this offering and seek additional sources of financing to repay our line of credit. The use of the proceeds of this offering to repay our bank debt instead of funding our research and development program would adversely affect our growth strategy. If we are required to seek additional sources of financing to repay our line of credit, such financing may not be available on terms that we consider acceptable or may not be available in sufficient amounts to enable us to repay our obligations to the bank. Any of these circumstances would have a material and adverse impact on our business, financial condition, and results of operations.

     We believe the bank's willingness to provide us with this line of credit is based in part on the bank's relationship with ST. ST has provided the bank with a letter of awareness of our debt in which ST states it (1) will endeavor to ensure that we utilize sound financial and business practices in our operations and (2) will give the bank at least 60 days' prior written notice of any divestment of our shares held by ST. ST has not, however, guaranteed our indebtedness to the bank and is under no obligation to do so or to otherwise satisfy our debts if we fail to repay them when due. Additionally, ST has no obligation to and may not continue indefinitely to provide assurances to our lender or otherwise assist us in maintaining such financing.

     Our current credit agreement with our bank expires on September 28, 2000. We cannot assure you that a renewal agreement will be executed, when the current agreement expires. If a renewal agreement is not executed the bank is likely to demand repayment of our loan. If we are required to repay the loan it would have a material adverse impact on our financial condition.

     Since December 31, 1998, we have not been in compliance with the covenant in our prior and current credit agreements with the bank that requires us to limit our indebtedness to no more than twice our tangible net worth. Our failure to comply with this covenant or any other covenant contained in our loan agreement with the bank could cause the bank to demand repayment of our loan. Our current credit agreement does not require us to comply with this covenant until March 31, 2000. We expect to be in compliance with this covenant upon completion of this offering, but we cannot assure you that this will be the case. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

WE DEPEND ON INTERNATIONAL SALES, WHICH COULD CAUSE OUR SALES LEVELS TO BE VOLATILE.


     Our export sales were approximately 55% of our net sales for the year ended December 31, 1997, 50% of our net sales for the year ended December 31, 1998 and 56% of our net sales for the nine months ended September 30, 1999. According to DTT Consulting, a satellite industry consulting and research firm, there has been significant growth in the use of satellites for Internet traffic in recent years. This growth has been centered on connecting Internet service providers, or ISPs, with Internet servers. ISPs rarely use satellites to provide point-to-point infrastructure for the Internet in the United States and, thus, we expect that our sales to this market will be primarily to customers located outside the United States. We anticipate that foreign sales will continue to account for a significant portion of our revenue in the near future. Our foreign sales are denominated in U.S. dollars. As a result, any decrease in the value of foreign currencies relative to the U.S. dollar may adversely affect the demand for our products by increasing their costs in the currency of those countries. For example, the economic crisis in the Pacific Rim region and other international markets decreased our bookings from these regions and adversely affected our results of operations in the fourth quarter of 1998 and in the first nine months of 1999. We expect these negative trends to continue in the near future.


     Additional risks in the international marketplace include the following:

           changing regulatory requirements,

           the availability of export licenses,

           political and economic instability,

           difficulties in staffing and managing foreign operations,

           tariffs and other trade barriers,

           complex foreign laws and treaties, and

           difficulty of collecting foreign account receivables.


     In addition, we are subject to the Foreign Corrupt Practices Act, which prohibits us from making payments to government officials and others in order to influence the granting of contracts we may be seeking. Our non-U.S. competitors are not subject to this law and this may give them a competitive advantage over us. See 'Business -- Customers.'

A DOWNTURN IN THE RAPIDLY EVOLVING TELECOMMUNICATIONS AND INTERNET INDUSTRIES COULD HARM OUR BUSINESS.


     Our success depends upon the continued growth of the telecommunications industry, particularly with regard to the Internet. The global telecommunications and Internet industries are evolving rapidly, and the potential growth rates or future trends in technology development are unpredictable. We cannot provide assurance that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in demand for technologies and services will continue in a manner favorable to us or our business strategies. In addition, there is no assurance that the growth in demand for Internet services and the resulting need for high-speed or enhanced telecommunications products will continue at its current rate or at all. See 'Business -- Market Opportunities.'


WE DEPEND ON DEVELOPING MARKETS AND THEIR UNCERTAIN GROWTH POTENTIAL COULD RESULT IN LOSSES.


     We believe a substantial portion of the growth in demand for our products will depend upon customers in developing countries. We cannot provide assurance that such increases in demand will occur or that prospective customers will accept our products. The degree to which we are able to penetrate potential markets in developing countries will be affected to a large extent by the speed with which other competing elements of the communications infrastructure, such as other satellite-delivered solutions, telephone lines, television cable, and land-based solutions, are installed in developing countries in which we sell our products. The failure to increase the sales of our products in developing countries would have a material adverse effect on our business, financial condition, and results of operations. See 'Business -- Market Opportunities.'


THE LOSS OF THE SERVICES OF ANY MEMBER OF OUR SENIOR MANAGEMENT OR THE INABILITY TO ATTRACT OR RETAIN ADDITIONAL TECHNICAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS.


     Our future performance depends significantly on Robert C. Fitting, our President and Chief Executive Officer, and Steve Eymann, our Executive Vice President and Chief Technical Officer. Under the respective employment agreements we have with each of Messrs. Fitting and Eymann, they will serve as our Chief Executive Officer and President and our Executive Vice President, respectively, until the earlier of June 30, 2000 or such time as our adjusted earnings before interest and taxes exceeds $6,000,000 for a period of four calendar quarters. The loss of either of these key employees would adversely affect our operations.



     Our continued ability to attract and retain highly skilled personnel also is critical to the operation and expansion of our business. The market for skilled engineers and other technical personnel is extremely competitive, and recruitment and retention costs are high. Although we have been able to attract and retain the personnel necessary to operate our business, we may not be able to do so in the future, particularly as we expand our business into Internet-related products and other markets. The failure to attract and retain personnel with the necessary skills when needed could materially and adversely affect our business and expansion plans. See 'Management.'


COMPETITION IN OUR INDUSTRY IS INTENSE AND CAN LEAD TO REDUCED SALES AND MARKET SHARE.

     The markets for ground segment systems are highly competitive. We have a number of major competitors in the satellite communications equipment field. These include large companies, such as Hughes Network Systems, Inc., NEC, and Adaptive Broadband Corp. (formerly California Microwave), which have significantly larger and more diversified operations and greater financial, marketing, personnel and other resources than we possess. As a result, these competitors may develop and expand their products more quickly, adapt more quickly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products than we can.


     We believe that the quality, performance and capabilities of our products, our ability to customize certain network functions, and the relatively lower overall cost of our products, as compared to the costs of the products generally offered by our major competitors, have contributed to our ability to compete. Most of our competitors offer products that have one or more features or functions similar to those that we offer. Competition from current competitors or future entrants in the markets in which we compete could cause us to lose orders or customers or could force us to lower the prices we charge for our products, all of which would have a material adverse impact on our business, financial condition, and results of operations. See 'Business -- Competition.'


OUR PRODUCTS MAY BECOME OBSOLETE DUE TO RAPID TECHNOLOGICAL CHANGE.


     The telecommunications industry, including the ground-based satellite communications systems business, is characterized by rapid and continuous technological change. Future technological advances in the telecommunications industry may result in the introduction of new products or services that compete with our products or render them obsolete. Our success depends in part on our ability to respond quickly to technological changes through the improvement of our current products and the development of new products. Accordingly, we believe that we will need to allocate a substantial amount of capital to research and development activities in the future. We may not generate cash flow from operations or have access to outside financing in amounts that are sufficient to adequately fund the development of new products. Even if we are able to obtain the required funding to develop new products, we cannot assure you that we will be able to develop products that we will be able to sell successfully. Our inability to improve our existing products and develop new products could have a material adverse effect on our business, financial condition, and results of operations. See 'Business -- Research and Development.'


THE HIGH COST OF RESEARCH AND DEVELOPMENT REDUCES OUR PROFITABILITY.


     Our future growth depends on penetrating new markets, adapting existing satellite communications products to new applications, and introducing new communications products that achieve market acceptance and benefit from our established international distribution channels. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. We expended $4,296,000 in the year ended December 31, 1998 and $6,730,000 in the nine months ended September 30, 1999 on research and development activities. This represents 20% of our net sales for the year ended December 31, 1998 and 17% for the nine months ended September 30, 1999. We intend to utilize a significant portion of the net proceeds of this offering to fund our research and development efforts. Since we account for our research and development as an operating expense, these expenditures will adversely affect our earnings in the near future. Additionally, even if adequately funded, our research and development program may not produce successful results, which would have a material adverse effect on our business, financial condition, and results of operations. See
'Business -- Research and Development.'


RAPID GROWTH COULD STRAIN OUR PERSONNEL AND SYSTEMS.

     Our operations have expanded significantly as a result of our acquisition of ComStream. In order to pursue successfully the opportunities presented by the ground segment and emerging satellite-delivered communications and Internet/intranet-infrastructure markets, we will be required to continue to expand our operations. This expansion could place a significant strain on our personnel, management, and financial and other resources. In order to manage any future growth effectively, we will be required to:

           attract, train, motivate, and manage a significantly larger number of employees;

           conduct product engineering and management, sales and marketing efforts, and customer support activities; and

           manage higher capital requirements.


     Any failure to manage any further growth in an efficient manner and at a pace consistent with our business could have a material adverse effect on our growth and our business, financial condition, and results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations.'


OUR PRODUCTS COULD INFRINGE ON THE INTELLECTUAL PROPERTY OF OTHERS.

     We rely on our proprietary technology and intellectual property to maintain our competitive position. Unauthorized parties could attempt to copy aspects of our technologies or to obtain information that we regard as proprietary. We may not be able to police unauthorized use of our intellectual property. Our failure to protect our proprietary technology and intellectual property could adversely affect our competitive position.

     We generally rely on confidentiality agreements with our employees and some of our suppliers to protect our proprietary technology. We also control access to and distribution of confidential information concerning our proprietary technology. We cannot guarantee that the other parties to these agreements will not disclose or misappropriate the confidential information concerning our proprietary technology, which could have a material adverse effect on our business.

     We rely on patents to protect certain of our proprietary technology. Patents, however, often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some foreign countries in which we sell our products do not provide the same level of protection to intellectual property as the laws of the United States provide. We cannot assure you that any patents we currently own or control, or that we may acquire in the future, will prevent our competitors from independently developing products that are substantially similar or superior to ours.

     Third parties may in the future assert that our technology violates their intellectual property rights. As a result of such claims, we could be required to enter into licensing arrangements or develop non-infringing products, which could be prohibitively expensive or could divert a significant amount of resources from other aspects of our business.


     We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims that our products or technologies infringe the rights of third parties. Litigation can be very expensive and can distract our management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation. See
'Business -- Intellectual Property.'


WE DEPEND UPON CERTAIN SUPPLIERS AND SUBCONTRACTORS, THE LOSS OF WHICH COULD CAUSE AN INTERRUPTION IN THE PRODUCTION OF OUR PRODUCTS.


     We rely on subcontractors to assemble and test some of our products. Additionally, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. We maintain limited inventories of these products and do not have long-term supply contracts with our vendors. In the event our subcontractors or suppliers are unable or unwilling to fulfill our requirements, we could experience an interruption in product availability until we are able to secure alternative sources of supplies. We are also subject to price increases by suppliers that could increase the cost of our products or require us to develop alternative suppliers, which could interrupt our business. It may not be possible to obtain alternative sources at a reasonable cost. Supply interruptions could cause us to lose orders or customers, which would result in a material adverse impact on our business, financial condition, and results of operations. See
'Business -- Manufacturing.'


OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND WE ANTICIPATE THAT THEY COULD DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

     We may continue to experience significant quarter to quarter fluctuations in our operating results, which may result in volatility in the price of our common stock. These fluctuating operating results result from a variety of factors, including the following:

           timing of the initiation and completion of our purchase orders,

           demand for our products,

           introduction of new or enhanced products by us or our competitors, growth of demand for Internet-based products and services in developing countries,

           timing of significant marketing programs we may implement,

           extent and timing of hiring additional personnel,

           competitive conditions in our industry, and

           general economic conditions in the United States and abroad.


See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations.'


THE OWNERSHIP INTEREST OF OUR CONTROLLING SHAREHOLDER MAY MAKE OUR STOCK LESS ATTRACTIVE TO INVESTORS AND POTENTIAL ACQUIRORS.


     Upon the completion of this offering, ST will own approximately 76% of our outstanding common stock. ST will, therefore, continue to have the ability to elect all of our directors and to control the outcome of all issues submitted to a vote of our shareholders. It also would be impossible for a third party to acquire us without the consent or participation of ST. ST has signed a lock-in agreement required by certain state regulatory authorities that could, in certain circumstances, reduce the proceeds receivable by ST in the event of a sale or merger of our company during the term of the lock-in agreement. The lock-in agreement is for a term of two years, unless earlier terminated as provided in the agreement. This requirement might make ST less likely to consent to any sale or merger of our company during the term of this lock-in agreement. See 'Principal Shareholders.'


YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION WHEN YOU PURCHASE UNITS IN THIS OFFERING.

     Upon the closing of this offering, investors will incur immediate and substantial dilution in the per share net tangible book value of their common stock. At September 30, 1999, after giving pro forma effect to our receipt of the net proceeds of our rights offering, we would have had a pro forma net tangible book value (deficit) of approximately $(0.16) per share. Net tangible book value is the amount of our total assets minus intangible assets and liabilities. At September 30, 1999, after giving pro forma effect to our receipt of the net proceeds of our rights offering and the net proceeds of this offering, we would have a pro forma net tangible book value of $0.67 per share. This represents a gain in our net tangible book value of $0.83 per share, or 519% of the net tangible book value as of September 30, 1999, for the benefit of our current shareholders, and dilution of $5.33, or 88.9% of the public offering price, for investors in this offering. Investors in this offering will be subject to substantially more dilution upon the exercise of outstanding options. These options represent an additional 1,542,706 shares of common stock that could be issued in the future. See 'Dilution.'

SHARES OF STOCK ISSUABLE PURSUANT TO OUR STOCK OPTION PLAN, STOCK PURCHASE PLAN, WARRANTS, AND THE REPRESENTATIVE'S PURCHASE OPTION MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


     As of December 31, 1999, we have outstanding under the 1996 Incentive Stock Option Plan options to purchase an aggregate of 1,542,706 shares of common stock at a weighted average exercise price of $3.10 per share (in the case of 398,756 of such options, the optionee/employee would be entitled to a bonus of $1.72 per share upon exercise). We may sell an additional 1,000,000 shares to employees at 85% of fair market value pursuant to our 1999 Employee Stock Purchase Plan. The exercise of the options granted under our stock option plan and the sales of stock under our purchase plan would further reduce a shareholder's percentage voting and ownership interest. See 'Management -- Employee Compensation Plans.'



     Upon completion of this offering, we will issue to the representative of the underwriters for nominal consideration an option to purchase up to 200,000 shares of common stock. This option will be exercisable for five years after the
date of this prospectus at an exercise price of $        per share (125% of the
offering price of the units). See 'Underwriting.'


     The options granted under our stock option plan and the representative's purchase option are likely to be exercised when our common stock is trading at a price that is higher than the exercise price of these options and we would be able to obtain a higher price for our common stock than we will receive under such options. The exercise, or potential exercise, of these options could adversely affect the market price of our common stock and adversely affect the terms on which we could obtain additional financing.

THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities. At the conclusion of this offering, there will be approximately 12,733,977 shares of common stock issued and outstanding. Of these shares, approximately 2,763,741 will be freely transferable. ST and certain of our officers hold 9,906,151 shares, which would be eligible for resale, subject to the volume and manner of sale limitations of Rule 144 of the Securities Act. An additional 64,084 shares are 'restricted shares' as that term is defined in Rule 144 and are eligible for sale under the provisions of Rule 144(k).


     The representative will have registration rights for purposes of reselling any shares purchased upon exercise of the representative's purchase option. We have registered the shares of common stock issuable pursuant to our stock option plan and stock purchase plan and shares issued under these plans will generally be freely transferable. In addition, the shares issuable upon the exercise of the warrants sold in this offering will be freely transferable. See 'Shares Eligible for Future Sale.'


THE MARKET PRICE OF OUR SHARES HAS BEEN VOLATILE AND COULD RESULT IN LOSSES TO OUR SHAREHOLDERS.

     We cannot predict the effect that this offering will have on the trading price of our common stock. We cannot provide assurance that the market price of our common stock will not fall below the initial offering price or that, following the offering, a shareholder will be able to sell shares acquired in this offering at a price equal to or greater than the offering price. Since we emerged from bankruptcy, there has been a very limited trading market for our common stock. We believe that the low volume of trading in this market has been the primary reason that the market price of our common stock has varied widely. We cannot assure you that an active trading market will develop for our common stock following this offering. In addition, the market price of our common stock may continue to be volatile after this offering.


     The price of the units, common stock or the warrants may be subject to significant fluctuation in the future. There has been no prior market for the units or warrants and there can be no assurance that one will develop or be maintained after this offering. See 'Price Range of Common Stock.'


WARRANTHOLDERS MAY SUFFER POTENTIAL ADVERSE EFFECTS FROM THE REDEMPTION OF THE WARRANTS AFTER THIS OFFERING.

     Commencing one year from the date of this prospectus, we may call the warrants for redemption at a price of $.01 per warrant upon not less than 30 days' nor more than 60 days' notice if the average closing price of our common
stock is at least $        per share for each of the 20 consecutive trading days
ending not earlier than five days from the date we call the warrants for redemption. If we call the warrants for redemption, the holders will have the right to:

           exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holder to do so,

           sell the warrants at the then-current market price, or

           accept the redemption price, which is likely to be substantially less than the market value of the warrants.


See 'Description of Securities -- Common Stock Purchase Warrants.'

WE MUST MAINTAIN A CURRENT PROSPECTUS REGISTRATION FOR WARRANT HOLDERS TO EXERCISE WARRANTS.


     You will only be able to exercise the warrants if (a) a current prospectus under the Securities Act relating to the shares of common stock issuable upon exercise of the warrants is then in effect and (b) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the warrant holders reside. We have agreed with the underwriters to maintain the effectiveness of a current prospectus covering the common stock underlying the warrants and to use our best efforts to maintain the qualification for the sale of the shares of common stock underlying the warrants under certain state securities laws. However, there can be no assurance that we will be able to do this. Persons residing in states where the shares underlying the warrants are not qualified for sale may acquire the warrants, pursuant to 'secondary market' trading exemptions under the securities laws for those states. We will not accept payment for or issue common stock upon the exercise of any warrants unless (1) there is an effective and current registration statement covering the issuance of the common stock upon exercise of the warrants, and (2) such common stock is qualified for sale or exempt from qualification under the applicable securities laws of the state in which the exercising warrant holder resides. If either condition is not met, we will refund those payments to the warrant holder. The value of the warrants may be greatly reduced if we fail to meet our registration obligations. See 'Description of Securities -- Common Stock Purchase Warrants.'


OUR SECURITIES COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH COULD LEAD TO LOSSES FOR INVESTORS.


     Our common stock, warrants, and units have been approved for listing on the Nasdaq SmallCap Market subject to the effectiveness of this offering. Our common stock is currently listed on the OTC Bulletin Board. To qualify for continued inclusion in the Nasdaq SmallCap Market, we will have to maintain.


           either (1) $2,000,000 in net tangible assets (total assets minus total liabilities and goodwill), (2) market capitalization of $35,000,000, or (3) net income of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years; and

           a public float of at least 500,000 shares with a market value of at least $1,000,000.

Public float is defined as shares not directly or indirectly held by any of our officers or directors or by any other person who is the beneficial owner of more than 10% of the total shares outstanding.

     In addition, continued inclusion requires two market-makers, a minimum bid price for the common stock of $1.00 per share, and at least 300 shareholders holding 100 shares or more. If we fail to meet the listing maintenance criteria of the Nasdaq SmallCap market in the future for any reason, Nasdaq may discontinue the inclusion of our securities in such market. In the event of delisting, trading in our securities may then continue to be conducted on the OTC Bulletin Board or in the over-the-counter market. In this event you may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our securities.

WE HAVE PROVISIONS IN OUR CERTIFICATE OF INCORPORATION THAT SUBSTANTIALLY ELIMINATE THE PERSONAL LIABILITY OF MEMBERS OF OUR BOARD OF DIRECTORS FOR VIOLATIONS OF THEIR FIDUCIARY DUTY OF CARE AS A DIRECTOR AND THAT ALLOW US TO INDEMNIFY OUR OFFICERS AND DIRECTORS. THIS COULD MAKE IT VERY DIFFICULT FOR YOU TO BRING ANY LEGAL ACTIONS AGAINST OUR DIRECTORS FOR SUCH VIOLATIONS OR COULD REQUIRE US TO PAY ANY AMOUNTS INCURRED BY OUR DIRECTORS IN ANY SUCH ACTIONS.


     Pursuant to our certificate of incorporation, members of our Board of Directors will have no liability for violations of their fiduciary duty of care as a director, except in limited circumstances. This means that you may be unable to prevail in a legal action against our directors even if you believe they have breached their fiduciary duty of care. In addition, our certificate of incorporation allows us to indemnify our directors from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. See
'Management -- Limitation of Directors' Liability and Indemnification of Directors and Officers.'


SINCE SOME MEMBERS OF OUR BOARD OF DIRECTORS ARE NOT RESIDENTS OF THE UNITED STATES AND CERTAIN OF OUR ASSETS ARE LOCATED OUTSIDE OF THE UNITED STATES, YOU MAY NOT BE ABLE TO ENFORCE ANY U.S. JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST SUCH DIRECTORS OR ASSETS.

     Two members of our board of directors are residents of Singapore, and an immaterial portion of our assets and a substantial portion of the assets of these directors are located outside the United States. As a result, it may be more difficult for you to enforce a lawsuit within the United States against these non-U.S. residents than if they were residents of the United States. Also, it may be more difficult for you to enforce any judgment obtained in the United States against our assets or the assets of our non-U.S. resident directors located outside the United States than if these assets were located within the United States. We cannot assure you that foreign courts would enforce:

           liabilities predicated on U.S. federal securities laws in original actions commenced in such foreign jurisdiction; or

           judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws.

PARTIES ON WHICH WE RELY MAY HAVE YEAR 2000 TECHNOLOGY PROBLEMS THAT COULD DISRUPT OUR BUSINESS.

     The Year 2000 issue concerns the fact that certain computer systems and processors may recognize the designation '00' as 1900 when it is intended to mean 2000, resulting in system failure or miscalculations. Other potential date-related errors may result from computer systems' inability to recognize the Year 2000 as a leap year, and the date January 1, 2001 (1-1-01). All of these date-related issues are commonly referred to as the Year 2000 issue. Commencing in 1997, we began a comprehensive review of our information technology systems, upon which our day-to-day business operations depend, in order to determine the adequacy of those systems in light of future business requirements. Year 2000 readiness was one of the factors considered in the review process. Prior to December 31, 1999, we completed that review and believe that all mission critical systems at our Phoenix and San Diego facilities are Year 2000 compliant.

     Our Year 2000 readiness plan also involved the review of our non-information technology systems, a review that we consider to be complete. The only noncompliance that we discovered relates to certain date functions in diagnostic equipment, which functions we do not employ. To date, we have not encountered any significant problems in our information technology systems or non-information technology systems related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future.

     As part of our comprehensive review, we have verified the Year 2000 readiness of third parties (vendors and customers) with whom we have material relationships. This is a particular concern in light of our reliance on overseas assembly operations. We sent a Year 2000 readiness survey to all of our material vendors and customers. We have received acceptable responses from all of our mission critical vendors. We received responses from approximately 70% of our non-critical vendors. To date, we have not encountered any significant problems with our vendors related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future.


     While we believe our efforts to date are adequate to prevent any Year 2000 issue from having a material adverse effect on us, our assessment may turn out to be inaccurate. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance.'

                                USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the units in this offering will be approximately $10,050,000, or approximately $11,634,000 if the underwriters' over-allotment option is exercised in full, based on an assumed public offering price of $6.00 per unit and after deducting the underwriting discount and our estimated offering expenses.

     We intend to use the net proceeds from this offering for the following purposes and in the following order of priority:

                                                                   PERCENTAGE OF
                      PURPOSE                          AMOUNT      NET PROCEEDS
                      -------                          ------      ------------
Research and development
     Internet-related products.....................  $ 3,015,000        30%
     New telecommunications products...............  $ 1,205,000        12%
     Digital audio, video, and data products.......  $ 2,010,000        20%
Hire additional technical personnel................  $ 2,510,000        25%
Working capital....................................  $ 1,310,000        13%
                                                     -----------        ---
          Total....................................  $10,050,000       100%

     The planned research and development expenditures are intended to further the proposed expansion of our product lines.

     We also plan to use a portion of the proceeds to hire additional technical personnel to assist in determining practical applications for our design, engineering, and manufacturing capabilities in existing and developing market segments, to enhance our efforts to market both our newly developed and our existing product lines, and to pursue our growth strategy.

     Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the development and growth of our business.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of September 30, 1999
(a) on an actual basis giving effect to our sale of 4,187,205 shares of common stock and our receipt of proceeds of $15,618,272 in the rights offering through September 30, 1999, (b) on a pro forma basis as adjusted to give effect to our receipt of proceeds of $1,242,313 from our sale of an additional 333,059 shares of common stock in the rights offering subsequent to September 30, 1999, and (c) on a pro forma as adjusted basis to reflect our receipt of the net proceeds we received from the rights offering and the estimated net proceeds we expect to receive from the sale of 2,000,000 units offered by this prospectus at an assumed public offering price of $6.00 per unit, after deducting the underwriting discount and the estimated offering expenses we will pay.


                                                                 AS OF SEPTEMBER 30, 1999
                                                        ------------------------------------------
                                                                                     PRO FORMA AS
                                                                      PRO FORMA AS   ADJUSTED FOR
                                                                      ADJUSTED FOR      RIGHTS
                                                                         RIGHTS      OFFERING AND
                                                          ACTUAL        OFFERING     THIS OFFERING
                                                          ------        --------     -------------
                                                        (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
Short-term debt.......................................  $12,984,561   $12,984,561     $12,984,561
Long-term debt and capitalized lease obligations, less
  current portion.....................................       76,572        76,572          76,572
Accrued stock option compensation.....................    1,108,804     1,108,804       1,108,804
Shareholders equity:
     Common Stock, $.002 par value, 20,000,000 shares
       authorized, 10,151,026 shares outstanding,
       actual; 10,484,085 shares outstanding, pro
       forma as adjusted for the rights offering;
       12,484,085 shares outstanding, pro forma as
       adjusted for the rights offering and this
       offering(1)....................................       20,303        20,969          24,969
     Additional paid-in capital.......................   21,435,312    22,376,959      32,422,516
     Retained earnings (accumulated deficit)..........  (20,440,639)  (20,440,639)    (20,440,639)
     Total shareholders' equity.......................    1,014,976     1,957,289      12,006,846
                                                        -----------   -----------     -----------
                                                        -----------   -----------     -----------
Total capitalization..................................  $15,184,913   $16,127,226     $26,176,783
                                                        -----------   -----------     -----------
                                                        -----------   -----------     -----------


------------

(1) The number of shares issued and outstanding and the additional paid-in capital exclude (a) 2,000,000 shares of common stock reserved for issuance upon the exercise of 2,000,000 common stock purchase warrants included in the units, (b) 1,790,670 shares of common stock remaining reserved for issuance under our 1996 Incentive Stock Option Plan, of which options to purchase 1,542,706 shares were outstanding as of December 31, 1999 at a weighted average exercise price of $3.10 per share, (c) 249,892 shares issued upon the exercise of options subsequent to September 30, 1999, and
    (d) 1,000,000 shares of common stock reserved for issuance under our 1999 Employee Stock Purchase Plan. See 'Management -- Employee Compensation Plans.'

                          PRICE RANGE OF COMMON STOCK


     Our common stock currently trades on the OTC Bulletin Board under the symbol 'RADN.' Our units, common stock, and warrants have been approved for listing on the Nasdaq SmallCap Market under the symbols 'RADNU,' 'RADN,' and 'RADNW,' respectively, subject to the effectiveness of this offering. There currently is no established trading market for our common stock as actual transactions are infrequent and we cannot assure you that an active trading market will develop after this offering. The following table sets forth the range of high and low trading prices as reported by the OTC Bulletin Board for the periods indicated. At December 31, 1999, we had 418 shareholders of record and approximately 1,400 beneficial owners of our common stock.


1997:
     First Quarter........................................   6              3 1/8
     Second Quarter.......................................   5 3/4          1 1/8
     Third Quarter........................................  10 3/4          1 5/8
     Fourth Quarter.......................................  10 1/2          3 1/8
1998:
     First Quarter........................................   5 1/4          2 7/64
     Second Quarter.......................................   5              2 3/4
     Third Quarter........................................   5              3 3/16
     Fourth Quarter.......................................   5              2 3/8
1999:
     First Quarter........................................   4 1/4          2 1/4
     Second Quarter.......................................   3 3/4          2 5/8
     Third Quarter........................................   3 9/16         2 1/4
     Fourth Quarter.......................................   8 1/2          2 1/2


     On January 21, 2000 the last sale price of the common stock as reported by the OTC Bulletin Board was $10.562 per share.

                                    DILUTION

     Purchasers of units in this offering will be diluted to the extent of the difference between the public offering price per unit and the net tangible book value per share of our common stock after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma, adjusted net tangible book value per share of common stock immediately after completion of this offering.

     Our pro forma, adjusted net tangible book value (deficit) as of September 30, 1999, after giving pro forma effect to the common stock issued in the rights offering subsequent to September 30, 1999 and the application of the net proceeds from such transaction, would have been $(1,736,005) or $(0.16) per share of common stock. Pro forma net tangible book value (deficit) per share as of a specified date is determined by dividing our tangible book value (deficit) (total tangible assets less total liabilities) by the number of outstanding shares of common stock at such date. After giving effect to our sale of the 2,000,000 units offered hereby (based upon an assumed public offering price of $6.00 per unit, assuming that no portion of the unit offering price is allocated to the warrant included in the unit and after deducting the underwriting discount and our estimated offering expenses), our pro forma net tangible book value as of September 30, 1999 would have been $8,313,552, or $0.67 per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.83 per share, or 502% of the net tangible book value as of September 30, 1999, and an immediate dilution to new investors of $5.33 per share, or 88.9% of the public offering price of the units offered in this offering. The following table illustrates the per share dilution:

Assumed public offering price per share.....................            $6.00
Pro forma net tangible book value (deficit) per share as of
  September 30, 1999 (giving effect to the rights
  offering).................................................  $ (0.17)
Increase in pro forma net tangible book value (deficit) per
  share attributable to new investors in this offering......     0.83
Pro forma net tangible book value per share as of September
  30, 1999 after this offering..............................             0.67
Pro forma net tangible book value dilution per share to new
  investors in this offering................................            $5.33


     Investors in this offering will be subject to substantially more dilution upon the exercise of outstanding options. As of December 31, 1999, these options represent an additional 1,542,706 shares that could be issued in the future.

                            SELECTED FINANCIAL DATA

     The following selected statement of operations data for the years ended December 31, 1998 and December 31, 1997, the six months ended December 31, 1996, the year ended June 30, 1996, the six and one-half month period ended June 30, 1995, and the ten and one-half month period ended December 16, 1994, and the selected balance sheet data at those dates, are derived from our consolidated financial statements and notes thereto audited by our independent auditors: KPMG LLP (in the case of the year ended December 31, 1998, restated) and Deloitte & Touche LLP (in the case of the year ended December 31, 1997, the six months ended December 31, 1996, the year ended June 30, 1996, the six and one-half months ended June 30, 1995, and the ten and one-half months ended December 16,
1994). The statement of operations data for the nine months ended September 30, 1999 and September 30, 1998 are unaudited. Per share data and shares outstanding reflect an adjustment for the effects of the 1-for-5 reverse split of our common stock, which became effective on January 9, 1997. The following data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

     The variations in the duration of the respective periods in the table on the following page are due to a series of changes in our fiscal year. Upon our emergence from bankruptcy on December 16, 1994, our fiscal year ended. We then adopted the fiscal year of our new parent, which ran through June 30, 1995, followed by a full year ended June 30, 1996. We then became a subsidiary of ST in August 1996 and adopted its fiscal year (the calendar year), which created a stub fiscal period from July 1, 1996 through December 31, 1996.

                          STATEMENT OF OPERATIONS DATA

                                                    10 1/2
                                                    MONTHS           6 1/2 MONTHS
                                                     ENDED               ENDED         YEAR ENDED
                                                 12/16/1994(1)         6/30/1995        6/30/1996
                                                 -------------         ---------        ---------

Net sales......................................   $ 2,569,396         $1,861,262       $ 3,829,523
Cost of sales..................................     2,229,329          1,228,747         2,559,350
Gross profit...................................       340,067            632,515         1,270,173
Selling, general and administrative expense....     1,658,388            961,162         1,843,576
Asset impairment charge(2).....................       --                --                 --
Professional fees related to reorganization....       600,198           --                 --
Research and development expense...............       --                --               1,794,823
Stock option compensation expense..............       --                --                 --
In-process research and development expense....       --                --                 --
Restructuring costs............................       --                --                 --
Total operating expenses.......................     2,258,586            961,162         3,638,399
Operating income (loss)........................    (1,918,519)          (328,647)       (2,368,226)
Interest expense...............................       118,235             36,209           256,871
Other..........................................       --                --                 --
Income (loss) before fresh start adjustments
  and extraordinary items......................    (2,036,754)          (364,856)       (2,625,097)
Fresh start adjustments........................     1,598,841           --                 --
Income (loss) before extraordinary items and
  taxes on income..............................      (437,913)          (364,856)       (2,625,097)
Extraordinary items............................     2,699,156 (3)       --                 --
                                                  -----------         ----------       -----------
Income (loss) before taxes.....................     2,261,243           (364,856)       (2,625,097)

Basic earnings (loss) per share:
    Income (loss) before extraordinary item....         (1.33)             (0.10)            (0.70)
    Extraordinary item.........................          8.20               0.00              0.00
                                                  -----------         ----------       -----------
    Net income (loss)..........................          6.87              (0.10)            (0.70)

Diluted earnings (loss) per share:
    Income (loss) before extraordinary item....         (1.33)             (0.10)            (0.70)
    Extraordinary item.........................          8.20               0.00              0.00
                                                  -----------         ----------       -----------
    Net income (loss)..........................          6.87              (0.10)            (0.70)

Weighted average shares used in computation
    Basic......................................       329,020          3,729,721         3,742,227
    Diluted....................................       329,020          3,729,721         3,742,227


                                                  6 MONTHS                                  9 MONTHS      9 MONTHS
                                                   ENDED      YEAR ENDED     YEAR ENDED       ENDED         ENDED
                                                 12/31/1996   12/31/1997     12/31/1998     9/30/1998     9/30/1999
                                                 ----------   ----------     ----------     ---------     ---------
                                                                                           (UNAUDITED)   (UNAUDITED)
Net sales......................................  $4,905,059   $13,446,852   $ 21,111,704   $ 9,973,611   $39,261,814
Cost of sales..................................   4,052,433     8,022,262     15,808,459     7,704,856    21,090,713
Gross profit...................................     852,626     5,424,590      5,303,245     2,268,755    18,171,101
Selling, general and administrative expense....   1,437,971     4,242,138      5,531,213     2,543,986     9,138,897
Asset impairment charge(2).....................     421,000       --             262,935       --            --
Professional fees related to reorganization....      --           --             --            --            --
Research and development expense...............     808,025     2,262,066      4,296,268     1,944,809     6,730,223
Stock option compensation expense..............      --           --           1,566,075       --            --
In-process research and development expense....      --           --           3,909,000       --            --
Restructuring costs............................      --           --           3,100,000       --            --
Total operating expenses.......................   2,666,996     6,504,204     18,665,491     4,488,795    15,869,120
Operating income (loss)........................  (1,814,370)   (1,079,614)   (13,362,246)   (2,220,040)    2,301,981
Interest expense...............................     255,604       677,102      1,198,777       568,592     1,561,616
Other..........................................      --           --             (23,480)      --            --
Income (loss) before fresh start adjustments
  and extraordinary items......................  (2,069,974)   (1,756,716)   (14,537,543)   (2,788,632)      740,365
Fresh start adjustments........................      --           --             --            --            --
Income (loss) before extraordinary items and
  taxes on income..............................  (2,069,974)   (1,756,716)   (14,537,543)   (2,788,632)      740,365
Extraordinary items............................      --           --             --            --            188,182
                                                 ----------   -----------   ------------   -----------   -----------
Income (loss) before taxes.....................  (2,069,974)   (1,756,716)   (14,537,543)   (2,788,632)      913,547
Basic earnings (loss) per share:
    Income (loss) before extraordinary item....       (0.55)        (0.35)         (2.45)        (0.47)         0.12
    Extraordinary item.........................        0.00          0.00           0.00          0.00          0.03
                                                 ----------   -----------   ------------   -----------   -----------
    Net income (loss)..........................       (0.55)        (0.35)         (2.45)        (0.47)         0.15
Diluted earnings (loss) per share:
    Income (loss) before extraordinary item....       (0.55)        (0.35)         (2.45)        (0.47)         0.11
    Extraordinary item.........................        0.00          0.00           0.00          0.00          0.03
                                                 ----------   -----------   ------------   -----------   -----------
    Net income (loss)..........................       (0.55)        (0.35)         (2.45)        (0.47)         0.14
Weighted average shares used in computation
    Basic......................................   3,750,699     5,012,664      5,931,346     5,931,340     5,961,937
    Diluted....................................   3,750,699     5,012,664      5,931,346     5,931,340     6,401,161

                               BALANCE SHEET DATA


                          AS OF        AS OF        AS OF         AS OF         AS OF         AS OF         AS OF
                       12/16/94(1)    6/30/95      6/30/96      12/31/96      12/31/97      12/31/98       9/30/99
                       -----------    -------      -------      --------      --------      --------       -------
                                                                                                         (UNAUDITED)
Cash and cash
  quivalents.........  $  256,398    $    2,109   $      971   $   186,488   $   569,692   $   254,956   $ 1,622,256
Working capital
  (deficit)..........    (977,678)   (1,343,018)  (4,082,987)   (5,851,527)    1,654,857    (8,803,970)   (5,649,048)
Total assets.........   3,084,394     3,452,999    3,272,686     6,572,917    10,231,617    29,190,714    24,968,155
Long-term
  liabilities........     192,603       168,304      130,414       161,968     4,649,404    16,862,337     1,185,376
Total liabilities....   2,531,093     3,264,554    5,669,338    11,019,543    11,381,678    44,427,634    23,953,179
Shareholders' equity
  (deficit)..........     553,301       188,445   (2,396,652)   (4,446,626)   (1,150,061)  (15,236,920)    1,014,976


------------

(1) Radyne ComStream's predecessor petitioned for bankruptcy protection in April 1994 and operated as a debtor-in-possession until December 16, 1994.

(2) Consists of the writedown of designs and drawings in light of the introduction of replacement products.

(3) Consists of $1,062,667 gain on exchange of debt for common stock and $1,636,489 gain on debt forgiveness.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under 'Risk Factors' and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

GENERAL

     In reviewing the following discussion and analysis, the reader should take note of the fact that the respective periods being compared are of various durations. This is due to a series of changes in our fiscal year. Upon emergence from bankruptcy on December 16, 1994, our predecessor company's fiscal year ended on that date. At that time we adopted the fiscal year of our new parent, Engineering and Technical Services, Inc., or ETS. This created a fiscal period from December 17, 1994 through June 30, 1995, followed by a full year ended
June 30, 1996. When we became a subsidiary of ST in August 1996, we adopted ST's calendar fiscal year, which created a stub fiscal period from July 1, 1996 through December 31, 1996.

COMPANY HISTORY

     Radyne Corp., our predecessor, was incorporated in 1980 and filed for Chapter 11 bankruptcy protection in April 1994. It successfully emerged from bankruptcy in December 1994 upon the acquisition of approximately 91% of its common stock by ETS, then a major customer. On August 12, 1996, ST acquired ETS through its indirect wholly owned subsidiary, Stetsys US, Inc. ST now holds approximately 90% of our common stock.

     In 1995, we installed a new management team, which moved our operations from New York to Phoenix, Arizona. As part of this management change, we hired an almost entirely new staff of engineering, sales and support personnel.

     On October 15, 1998, we purchased ComStream Holdings, Inc. (a corporation incorporated under the laws of the State of Delaware with an office currently located at 6340 Sequence Drive, San Diego, California) from Spar Aerospace Limited, a Canadian advanced technology company. ComStream is an international provider of digital transmission solutions for voice, data, audio and video applications with offices in the United States, Singapore, Indonesia, China and the United Kingdom. ComStream recorded revenue of approximately $37 million in fiscal 1998. We acquired ComStream in an effort to expand our core business and to supplement our product lines with a number of viable developed products and superior quality products in the design stage, all of which have since been released for production. In addition, we based our decision to acquire ComStream on the strategic belief that the combined companies could compete more effectively and realize certain synergies. We believe that our acquisition of ComStream has had and will have a number of positive effects, including the following:

          1. We expect the combined annual revenue of Radyne ComStream for fiscal 1999 will be approximately $55 million versus Radyne Corp.'s stand-alone revenue of approximately $13 million. This dramatic difference in size provides us with better control over prices and margins and enables us to compete in larger markets.

          2. The acquisition has produced positive synergistic effects by combining Radyne's newer product lines with ComStream's established products and sales channels. We have experienced positive results from the efforts of the ComStream sales force as compared with our historic reliance on independent sales representatives. The addition of ComStream's technology in the satellite communications industry has strengthened our market share and provided new customers for our existing products.

          3. While we viewed ComStream's gross margins as excellent, its profitability had suffered from extremely high expenses. Since closing the acquisition in October 1998, we have reduced ComStream's recurring expenses by approximately $1,000,000 per month. The continued efficiencies and restructuring of our product lines have resulted in significant cost savings.

     We recorded the acquisition of ComStream under the 'purchase method' of accounting. Accordingly, we allocated the purchase price to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was approximately $8.7 million, of which $3.9 million was allocated to in-process research and development, $2.5 million was valued as purchased technology, which is being amortized over 6.25 years, and $2.3 million has been recorded as goodwill, which is being amortized over ten years. As a result of the recent completion of our settlement negotiations with Spar, the amount of goodwill recorded in the transaction was reduced by $515,940 to $1,576,538 (after amortization of $223,649) in the fiscal quarter ended September 30, 1999. See ' -- Liquidity and Capital Resources.' We have included ComStream's results in our combined statement of operations from the acquisition date.

RESULTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998.

     We increased our net sales by 294% to $39,262,000 during the nine months ended September 30, 1999 from $9,974,000 during the nine months ended
September 30, 1998, primarily as a result of our acquisition and integration of ComStream into our operations.

     Our cost of sales as a percentage of net sales decreased to 54% during the nine months ended September 30, 1999 from 77% during the nine months ended September 30, 1998. Costs associated with the delivery of new products to the marketplace accounted for the high period costs in 1998. We expensed $911,000 during the nine months ended September 30, 1998 to write off these costs and to set up a provision for obsolescence. We expense costs in the period in which they occur.

     Selling, general and administrative costs increased to $9,139,000 (23% of sales) during the nine months ended September 30, 1999 from $2,544,000 (26% of sales) during the nine months ended September 30, 1998. The increase in real costs and the reduction, in terms of percentage of sales, was primarily a result of the higher expense levels and sales amounts due to our acquisition and integration of ComStream into our operations.

     Research and development expenditures increased to $6,730,000 (17% of sales) during the nine months ended September 30, 1999 from $1,945,000 (20% of sales) during the nine months ended September 30, 1998. These expenses reflect our continued commitment to invest in our future through technological advances and our efforts to improve our older product lines for manufacturability and lower costs. The increase in real costs and the reduction, in terms of percentage of sales, was primarily a result of the higher expense levels and sales amounts due to our acquisition and integration of ComStream into our operations.

     Based on the increases in our gross margins and our lower operating costs as a percentage of sales (40% for the nine months ended September 30, 1999 compared to 45% for the nine months ended September 30, 1998) we recorded earnings before interest and taxes ('EBIT') of $2,302,000 during the nine months ended September 30, 1999 compared to a loss before interest and taxes of ($2,220,000) for the nine months ended September 30, 1998.

     Net interest expense increased to $1,562,000 (4% of sales) in the nine months ended September 30, 1999 from $569,000 (6% of sales) in the nine months ended September 30, 1998 due to an increase in our debt level.

     We recorded extraordinary income of $188,000 during the nine months ended September 30, 1999 as a result of negotiated forgiveness of previously recorded and accrued interest expense in connection with the note payable to Spar.

     We recorded income tax expense in the nine months ended September 30, 1999 of $15,000. We had not previously provided for income taxes.

     Based on all of the above we recorded net income of $914,000 or $0.14 per diluted weighted average share outstanding during the nine months ended September 30, 1999 as compared to a net loss of ($2,789,000) during the nine months ended September 30, 1998.

     Our new-orders-booked (Bookings) increased 282% to $43,849,000 for the nine months ended September 30, 1999 from $11,490,000 for the nine months ended September 30, 1998. This increase was primarily a result of our acquisition and integration of ComStream into our operations.

     Our level of unfilled-orders-to-ship (Backlog) increased 111% to $13,193,000 at September 30, 1999 from $6,253,000 at September 30, 1998, primarily due to the record level of bookings received during the current and immediately preceding reporting periods.

     In connection with the acquisition of ComStream, we allocated $3,909,000 of the purchase price to seven in-process research and development projects. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

     This allocation was based on a number of assumptions, including those regarding estimated project completion dates and costs. All of the seven projects have been completed. The original cost estimates remain essentially accurate and no other material variations in the assumptions have appeared. Therefore, we continue to regard the $3,909,000 valuation as correct.

     The nature, amount, and timing of the costs required to complete the in-process technology are presented in the following chart:

                                                                                                TOTAL COST
                                          PRODUCT LINE           STARTED        COMPLETION      COMPLETION
DESCRIPTION            BASE TECHNOLOGY    APPLICABILITY        (MONTH-YEAR)        DATE           $000's
-----------            ---------------    -------------        -----------      ----------      ----------
2 MB Card              QPSK, FEC          Modems                  01 - 98         11 - 99         1,820*
                       Coding
'CM 601' Low Cost      Coding Modulation  Modems                  05 - 97         03 - 99         1,400**
  Modem
'DT8000'               Modulation Coding  Earth Stations          03 - 97         12 - 98         2,850***
  Ku-band 2 Watt       Transmission
  Earth Station
'DBR 2000' Data        L-Band Receivers   Broadcast Data          06 - 98         06 - 99           400
  Broadcast Receiver   Packet Protocol
'ABR 202' Audio        L-Band Receivers   Broadcast Audio         03 - 98         12 - 98           750
  Receiver             Multiplexing
Set Top Box Receiver   DTH Television     Satellite               03 - 97         07 - 99         1,600
                       Cable Television   Television Cable
                       Proprietary        Television
                       IC's -- MPEG
                       Decoders
MediaCast Card         Proprietary        Internet Receiver       03 - 97         03 - 99         1,900
  Receiver             IC's -- Internet   Video Receiver
                       Protocol DVB MPEG
                       Decoders
                                                                                                -------
                                                                                                $10,720
                                                                                                -------
                                                                                                -------

------------

*   Estimated at $1,800 in our Form 10-K/A for the year ended 12/31/98.

**  Estimated at $1,500 in our Form 10-K/A for the year ended 12/31/98.

*** Estimated at $2,750 in our Form 10-K/A for the year ended 12/31/98.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

     We increased our net sales by 57% to $21,112,000 during the year ended December 31, 1998 from $13,447,000 during the year ended December 31, 1997. This increase was primarily attributable to the increased product sales resulting from our purchase of ComStream.

     Our cost of sales as a percentage of net sales increased to 75% during the year ended December 31, 1998 from 60% for the year ended December 31, 1997. During the year ended December 31, 1998, we recorded adjustments to inventory of approximately $911,000 (4.3% of sales) to write off excess and obsolete inventory as well as costs associated with the introduction of new products. This included approximately $280,000 of inventory associated with the DMD-5000 and DMD-4500 modem product lines and approximately $30,000 of inventory associated with the initial DVB-3000 video broadcast products, all of which were essentially rendered obsolete by the introduction of newer products. The costs associated with the introduction of new products (approximately $601,000) related principally to the following product lines in the following approximate amounts: the DD-45 and DM-45 high-speed modem products ($75,000), the DD-160 and DM-160 high speed modem products ($80,000), Ku band converters ($110,000), C-band converters ($40,000), L-band modem line ($100,000), the DMD-15G government FM order wire products ($90,000), upgrade and enhancements on digital video broadcast lines ($20,000) and upgrade and enhancements on the DMD-2401 modem line ($10,000). These costs included production line personnel training costs, short-lived diagnostic and measurement equipment, set-up costs, expedited product delivery costs, low volume pricing for purchased parts on initial production runs and the costs of reworking early circuit board designs. In addition, we increased our inventory obsolescence reserve by $1,261,000 during the year ended December 31, 1998. The principal components of this reserve were approximately $700,000 in parts for our DT-7000 earth station product and $500,000 in parts for the DT-8000 Au band product, both of which were rendered slow moving or obsolete by the introduction of the superior and more popular DT-8000 Ku band product around December 1, 1998. These adjustments are not anticipated to have an impact on our future results of operations.

     Selling, general and administrative costs increased to $5,531,000, or 26% of sales, during the year ended December 31, 1998 from $4,242,000, or 32% of sales, for the year ended December 31, 1997. The decrease in expenses as a percentage of sales was primarily attributable to the sales growth as explained above. The increase in pure dollars is mainly attributable to the purchase of ComStream in October 1998.

     We recorded an asset impairment charge of $263,000 during the year ended December 31, 1998, to reflect a valuation adjustment to certain designs and drawings that were fully impaired by the introduction of competing product lines which we obtained in our purchase of ComStream. Impairment was determined by comparing the amount of undiscounted projected cash flows attributable to each product using the related technology to the carrying value of the asset.

     Research and development expenditures increased to $4,296,000 (20% of sales) from $2,262,000 (17% of sales) during the year ended December 31, 1997. The increase in expenses was primarily attributable to major development programs instituted during 1997 and to the inclusion of the research and development expenses from our San Diego facility acquired in the purchase of ComStream in October 1998. We expect to continue to experience high research and development expenses as we position ourselves to gain market share through the introduction of new products.

     We recorded stock option compensation expense of $1,566,000 in 1998 to reflect the bonus and related expenses to be incurred as a result of the vesting of 657,000 incentive stock options under the 1996 Incentive Stock Option Plan. These options carry the right to a cash bonus of $1.72 per purchased share, payable upon exercise. These options were fully vested by action of the Board of Directors effective October 15, 1998.

     We recorded restructuring costs of $3,100,000 in 1998 in connection with a corporate restructuring cost-cutting initiative. This amount included (a) $1,100,000 reserved for additional costs expected in connection with the termination of approximately 25% of the ComStream work force and (b) $2,000,000 reserved for costs related to the termination of a lease for a 125,000 square foot facility in San Diego, including $700,000 in leasehold improvements which were abandoned.

     In connection with the acquisition of ComStream, we allocated $3,909,000 of the purchase price to in-process research and development projects. This allocation represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

     Interest expense net of interest income increased to $1,199,000 (6% of sales) during the year ended December 31, 1998 from $677,000 (5% of sales) for the year ended December 31, 1997. The large increase in expense was primarily attributable to our increased debt that, in turn, was primarily attributable to the acquisition of ComStream.

     For the year ended December 31, 1998, we did not provide for income taxes, due to the current period net loss and our net operating loss carryforwards. We also did not provide for income taxes for the prior period due to net operating losses.

     For the year ended December 31, 1998, we had a net loss of $14,538,000 as compared with a net loss of $1,757,000 for the year ended December 31, 1997. The increase in net loss was primarily attributable to the restructuring costs, acquired in-process research and development, increased research and development expense, the stock option compensation expense and the asset impairment charge.

     Bookings for the year ended December 31, 1998 were $24,904,000 as compared to $15,788,000 for the year ended December 31, 1997. The increase is primarily attributable to the bookings included in the fourth quarter for the acquired ComStream products.

     Our Backlog of orders to be shipped was $8,606,000 as of December 31, 1998, an increase of 79% over the $4,814,000 in Backlog as of December 31, 1997. Our Backlog consists of firm orders as evidenced by written contracts and/or purchase orders from customers.

FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1996

     Our net sales increased 174% to $13,447,000 during the twelve month period ended December 31, 1997 from $4,905,000 during the six months ended
December 31, 1996. This increase was primarily attributable to the fact that the more recent period was twelve months and the prior period was six months, and to the introduction of our new product lines, which experienced exceptional market acceptance.

     Our cost of sales as a percentage of net sales decreased to 60% during the twelve months ended December 31, 1997 from 83% for the six months ended
December 31, 1996. During the six months ended December 31, 1996, adjustments to inventory of approximately $491,000 (10% of sales) for obsolescence, of which $364,000 was related to the introduction of new products (which essentially rendered one entire older product line obsolete), and $340,000 (7% of sales) for costs related to the introduction of new products were included in the cost of sales as old product lines were replaced with new product lines. These products included a new generation modem sub-system, which makes use of our proprietary technology from older products while adding features and reducing future manufacturing costs, and new digital video broadcast modems.

     Selling, general and administrative costs increased to $4,242,000 or 32% of sales during the twelve months ended December 31, 1997 from $1,438,000 or 29% of sales for the six months ended December 31, 1996. The increase in expenses as a percentage of sales was primarily attributable to growth and expenses incurred for market penetration. The increase in pure dollars was also attributable to the increased time frame of the later period over the prior period.

     We recorded an asset impairment charge of $421,000 during the six months ended December 31, 1996, to reflect a valuation adjustment to designs and drawings which were partially impaired due to the introduction of new product lines.

     The valuation of designs and drawings was the result of adjustments made by us to adopt 'Fresh Start' reporting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, and represents the excess reorganization value that was applied to the acquired technology supporting our products. Amortization of designs and drawings was computed using the straight-line method over an estimated useful life of four to seven years. The remaining asset carried a net book value of $472,000, amortized using the straight-line method over the remaining estimated useful life of one to four years.

     Research and development expenditures increased to $2,262,000 (17% of sales) during the twelve months ended December 31, 1997 from $808,000 (16% of sales) for the six months ended December 31, 1996. The increase in expenses was primarily attributable to the increased time frame of the later period over the prior period and to major development programs instituted during the fiscal year ended December 31, 1997. It is anticipated that we will continue to experience high research and development expenses as we position ourselves to gain market share through the introduction of new products.

     As of the last day of the fiscal period ended December 31, 1997, we held approximately $600,000 worth of inventory, in the form of finished goods in a ready-to-ship status, on the shipping dock for two orders placed with us which were to be purchased with funds underlying international letters of credit. Due to unexpected difficulties, the letters of credit were not received by the end of the period and so the products were not shipped. The impact of these delayed letters of credit was to delay shipment, and revenue recognition, of approximately $945,000 in sales.

     Interest expense net of interest income increased to $677,000 (5% of sales) during the twelve months ended December 31, 1997 from $256,000 (5% of sales) for the six months ended December 31, 1996. The large increase in expense was primarily attributable to the increased time frame of the later period over the prior period.

     For the period ended December 31, 1997, we did not provide for income taxes, due to the net loss. We also did not provide for income taxes, for the six months ended December 31, 1996, due to the net loss.

     For the twelve month period ended December 31, 1997, we had a net loss of ($1,757,000) as compared with a net loss of ($2,070,000) in the six month period ended December 31, 1996. The decrease was primarily attributable to increased sales with a lower percentage of cost of sales.

     Bookings for the twelve months ended December 31, 1997 were $15,788,000 as compared to $5,939,000 for the six months ended December 31, 1996. This increase was a result of the increased time frame of the later period over the prior period coupled with our increased effort to rejuvenate our marketing strategy.

     Our Backlog of orders to be shipped was $4,814,000 as of December 31, 1997, an increase of 95% over the $2,473,000 in Backlog as of December 31, 1996. Approximately $945,000 of our Backlog as of December 31, 1997 was due to the effect of the late letters of credit from two orders as described above. One of these orders was from South America and was subsequently shipped. The other order was from Indonesia and was subsequently cancelled.

SIX MONTH PERIOD ENDED DECEMBER 31, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996.

     Our net sales increased 28% to $4,905,000 during the six month period ended December 31, 1996 from $3,830,000 during the twelve months ended June 30, 1996. This increase was primarily attributable to the introduction of our new product lines which experienced exceptional market acceptance. Sales of products introduced since July 1, 1995 increased from $434,000 for the fiscal year ended June 30, 1996 to $3,477,000 for the six month period ended December 31, 1996.

     Our cost of sales as a percentage of net sales increased to 83% during the six months ended December 31, 1996 from 67% for the fiscal year ended June 30, 1996. There were two primary reasons for this increase in percentage. First, there were adjustments to inventory of $491,000

(10% of sales) for obsolescence. Of this amount, $364,000 was related to the introduction of new products which essentially rendered one entire product line obsolete; $110,000 was related to ongoing product development; and $17,000 was related to the valuation of excess materials on hand. Second, $340,000 (7% of sales) of costs related to the introduction of new products were included in the cost of sales for the period ended December 31, 1996. These products included a new generation modem sub-system which makes use of our proprietary technology from older products while adding features and reducing future manufacturing costs. Also, we introduced and shipped the new digital video broadcast modem, which experienced exceptional market acceptance. Also contributing to the increase in cost of sales as a percentage of sales were freight charges related to international sales (2% of sales) and higher than anticipated warranty expense on some of our older products (1% of sales).

     Selling, general and administrative costs decreased to $1,438,000 or 29% of sales during the six months ended December 31, 1996 from $1,844,000 or 48% of sales for the fiscal year ended June 30, 1996. The decrease in expenses was primarily attributable to the fact that the more recent period was six months and the prior period was twelve months (approximately $922,000) and partially offset by increased costs related to the higher level of business that we experienced during the latter period (approximately $516,000).

     We recorded an asset impairment charge of $421,000 during the six month period ended December 31, 1996 to reflect a valuation adjustment to designs and drawings, which were partially impaired due to the introduction of new product lines.

     Research and development expenditures decreased to $808,000 (16% of sales) during the six months ended December 31, 1996 from $1,795,000 (47% of sales) for the twelve months ended June 30, 1996. The decrease in expenses was primarily attributable to the fact that the more recent period was six months and the prior period was twelve months (approximately $808,000). Additionally, we embarked on a major development program during the fiscal year ended June 30, 1996, in order to regain a competitive posture after two fiscal periods during which we made no development effort (approximately $897,000).

     Interest expense net of interest income decreased to $256,000 (5% of sales) during the six months ended December 31, 1996 from $257,000 (7% of sales) for the fiscal year ended June 30, 1996. The small decrease in expense was primarily attributable to the fact that the more recent period was six months and the prior period was twelve months (approximately $250,000), offset by additional interest from our increased debt level (approximately $250,000).

     For the six month period ended December 31, 1996, we did not provide for income taxes, due to the net loss and net operating loss carryforwards from prior periods. We also did not provide for income taxes for the twelve month period ended June 30, 1996, for the same reasons.

     For the six month period ended December 31, 1996, we had a net loss of $2,070,000 as compared with a net loss of $2,625,000 in the twelve month period ended June 30, 1996. The decrease was primarily attributable to the fact that the more recent period was six months and the prior period was twelve months as partially offset by the increase in cost of sales as a percentage of sales and the expenses of increased business activity, and the $421,000 asset impairment charge as discussed above.

     Bookings for the six months ended December 31, 1996 were $5,939,000 as compared to $4,184,000 for the year ended June 30, 1996. Our Backlog of orders to be shipped was $2,473,000 as of December 31, 1996, an increase of 72% over the $1,439,000 in Backlog as of June 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     During the past five years we have financed our working capital requirements, capital expenditures and the acquisition of ComStream through borrowings from our principal shareholder and banks and the sale of common stock to our shareholders through rights offerings.

     We had a working capital deficit of $5,649,000 at September 30, 1999, which represents an increase in our working capital of $3,155,000 from our working capital deficit of $8,804,000 at

December 31, 1998. Our working capital increased primarily as a result of a reduction in current liabilities of ($4,797,000), primarily made up of a reduction in short-term notes payable of ($2,080,000), a reduction in accounts payable of ($787,000), and in other accrued expenses and short term capital lease obligations of ($1,930,000), as offset by a reduction in current assets of ($1,643,000), made up of an increase in cash of $1,367,000 and decreases in accounts receivable of ($1,707,000), inventories of ($1,142,000) and prepaid expenses of ($160,000).

     Net cash provided by/(used in) operating activities was $2,997,000 for the nine months ended September 30, 1999; ($3,850,000) for the year ended
December 31, 1998; and ($4,945,000) for the year ended December 31, 1997.

     Cash used in investing activities was $235,000 for the nine months ended September 30, 1999; $10,551,000 for the year ended December 31, 1998; and $593,000 for the year ended December 31, 1997. The increase of almost $10,000,000 in 1998 was related to the purchase of ComStream. We have no material commitments to make capital expenditures in 2000.

     Net cash (used in)/provided by financing activities was ($1,395,000) for the nine months ended September 30, 1999; $14,086,000 for the year ended December 31, 1998; and $5,922,000 for the year ended December 31, 1997. The net cash provided from financing activities in 1998 and 1997 resulted from borrowings under our bank credit line, as described below, and from ST, and in 1997 from the sale of shares of our common stock in a rights offering. In 1999, net cash used in financing activities resulted from payments made to the bank under our line of credit.

     We have a $20,500,000 uncommitted credit line with Citibank, N.A. that includes $20,000,000 available for borrowing and facilities of up to $500,000 for bank guarantees and/or standby letters of credit. All loans pursuant to the bank line of credit are short term loans with maturities no later than September 28, 2000. The bank could demand repayment at any time after the maturity date of the loans in which case we might have to use the proceeds of this offering and seek additional financing to repay our line of credit. If we are required to seek additional sources of financing to repay our line of credit, such financing may not be available on terms that we consider acceptable or may not be available in sufficient amounts to enable us to repay our obligations to the bank. Any of these circumstances would have a material and adverse impact on our business, financial condition, and results of operations. We believe the bank's willingness to provide us with the line of credit is based in part on the bank's relationship with ST. ST has provided the bank with a letter of awareness in which ST states it (1) will endeavor to ensure that we utilize sound financial and business practices in our operations and (2) ST will give the bank at least 60 days' prior written notice of any divestment of our shares held by ST or its affiliates. ST has not, however, guaranteed our indebtedness to the bank and is under no obligation to do so or to otherwise satisfy our debts if we fail to pay them when due. Borrowings under the line of credit bear interest at a fluctuating rate equal to LIBOR plus 1% per annum or an alternative Citibank Quoted Rate plus 1% per annum (rates of 6.125% and 6.938% on balances owed at December 31, 1998 and 1997, respectively).

     Since December 31, 1998 we have not been in compliance with the covenant in our prior and current credit agreements with the bank which requires us to limit our indebtedness to no more than twice our tangible net worth. Our failure to comply with this covenant or any other covenant contained in our loan agreement with the bank could cause the bank to demand repayment of our loan. Our current credit agreement does not require us to comply with this covenant until March 31, 2000. We expect to be in compliance with this covenant upon completion of this offering, but we cannot assure you that this will be the case.

     Our current credit agreement expires on September 28, 2000. The credit agreement is renewable annually at the option of Citibank. We owed principal of approximately $12,920,000, at interest rates from 6.59% to 6.94%, under the line of credit as of December 31, 1999.

     During 1999, we also had a note payable to Spar Aerospace Limited in the amount of $7,000,000. This note was issued on October 15, 1998 as partial consideration for the acquisition of ComStream. The note matured on July 15, 1999 with interest at 8% per annum. We negotiated a reduction in the note balance due to Spar for the following reasons: (i) a $521,000 reduction for our assumption of $115,000 of liabilities from Spar and the waiver of Spar's obligation to indemnify us against a $406,000 claim by a product assembly contractor for costs incurred on ComStream's behalf prior to the acquisition, and (ii) a $516,000 reduction in the note for certain inventory, furniture, and equipment erronously carried on ComStream's pre-closing balance sheet. Because these discrepencies were identified prior to the purchase price allocation, no portion of our purchase price for ComStream was allocated to such inventory, furniture, and equipment. Therefore, this $516,000 reduction has resulted in a reduction in goodwill. We paid the note during the quarter ended September 30, 1999. In addition, we negotiated a $278,000 reduction in interest on the note ($188,000 of which had accrued in prior periods and has been reported as extraordinary income in the quarter ended September 30, 1999).

     We have financed the repayment of debt incurred for the ComStream acquisition, certain restructuring costs, and our ongoing working capital needs through (a) the rights offering pursuant to which we sold $16,860,584 of common stock to our existing shareholders of record as of April 16, 1999, and (b) the existing bank line of credit. In the rights offering, we issued rights to our shareholders entitling them to purchase an aggregate of up to 4,745,076 shares of our common stock at a purchase price of $3.73 per share. On September 30, 1999, ST instructed us to capitalize the entire $15,618,272 principal amount of the debt we owed to ST in partial exercise of its rights in the rights offering. In October 1999, ST exercised the balance of its rights by paying cash to us in the amount of $423,700. We used these funds, along with $932,200 of cash on hand, to pay the accrued interest due to ST as of September 30, 1999.

     The rights offering was concluded on December 1, 1999. Our shareholders purchased 4,520,264 shares at an aggregate purchase price of $16,860,585 in our rights offering, including ST's aggregate purchase of 4,300,800 shares at an aggregate purchase price of $16,041,984.

     We believe that the proceeds of this offering, our bank credit lines and cash from operations are likely to be sufficient to fund our planned future operations and capital requirements for continued growth through the end of 2000.

YEAR 2000 COMPLIANCE

     The Year 2000 issue concerns the fact that certain computer systems and processors may recognize the designation '00' as 1900 when it is intended to mean 2000, resulting in system failure or miscalculations. Other potential date related errors may result from computer systems' inability to recognize the year 2000 as a leap year and a date such as January 1, 2001 (1-1-01). All of these date-related issues are commonly referred to as the Year 2000 issue, the Y2K problem or the Millennium Bug. Commencing in 1997, we began a comprehensive review of our information technology systems, upon which our day to day business operations depend, in order to determine the adequacy of those systems in light of future business requirements. Year 2000 readiness was one of the factors considered in the review process. Prior to December 31, 1999, we completed that review and certain upgrading and we believe that all of our mission critical systems are now Year 2000 compliant.

     Our Year 2000 readiness plan also involved the review of our non-information technology systems, a review that we consider to be complete. The only noncompliance which we discovered relates to certain date functions in diagnostic equipment, which functions we do not employ. To date, we have not encountered any significant problems in our information technology systems or non-information technology systems related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future.

     As part of our comprehensive review, we have verified the Year 2000 readiness of third parties (vendors and customers) with whom we have material relationships. A Year 2000 readiness survey was sent to all of our material vendors and customers. We have received acceptable responses from all of our mission critical vendors. We received responses from approximately 70% of our non-critical vendors. To date, we have not encountered any significant problems with our vendors related to the Year 2000 issue, but we cannot assure you that we will not encounter such problems in the future.

     We have completed a review of our products and determined that all but one older ComStream product are Year 2000 ready. This product has a feature that sequences dates incorrectly after January 1, 2000. We are notifying purchasers and potential purchasers of this product, relatively few of which have been sold, that they may have to reset certain features to correct this problem or de-activate that particular feature.

     While we believe our efforts to date are adequate to prevent any Year 2000 issue from having a material adverse effect on us, our assessment may turn out to be inaccurate.

                                          YEAR 2000 READINESS COSTS
                                          -------------------------
Project Statistics:
Cost (labor)............................          $110,000

                                                                                             SYSTEM
                                          INVENTORY  ASSESSMENT  REMEDIATION  UNIT TESTING  TESTING
                                          ---------  ----------  -----------  ------------  -------
Percentage Completed....................    100%        100%        100%          100%        100%
Completion Date.........................   4/30/99    6/30/99      7/31/99      11/15/99    11/15/99

IMPACT OF INFLATION

     We do not believe that inflation has had a material impact on revenues or expenses during the last four fiscal periods reported on herein.

ACCOUNTING MATTERS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income' (SFAS No. 130) which became effective for us on January 1, 1998. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. We had no items of comprehensive income. Therefore, the adoption of SFAS No. 130 had no effect on us.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information' (SFAS No. 131) which became effective for us on January 1, 1998. SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to stockholders. The adoption of SFAS No. 131 did not have a material impact on us.

     In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, 'Employer's Disclosures about Pensions and Other Postretirement Benefits' (SFAS No. 132) which became effective for us on January 1, 1998. SFAS No. 132 establishes standards for the information that public enterprises report in annual financial statements. The adoption of SFAS No. 132 did not have a material impact on us.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (SFAS No. 133) which became effective for us on July 1, 1999. The adoption of SFAS No. 133 did not have a material impact on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk on our financial instruments from changes in interest rates. We do not use financial instruments for trading purposes or to manage interest rate risk. Increases in market interest rates would not have a substantial adverse effect on profitability.

     Our financial instruments consist primarily of short-term variable rate revolving credit lines, and fixed rate debt. Our debt at September 30, 1999 consisted of notes payable under a line of credit agreement.

                                    BUSINESS

OVERVIEW

     We design, manufacture, and sell equipment used in the ground-based portion of satellite communication systems to receive data from, and transmit data to, satellites. We also design, manufacture, and sell equipment used in cable television systems. Our products are used in applications for telephone, data, video and audio broadcast communications, private and corporate data networks, Internet applications, and digital television for cable. We serve customers in over 80 countries including customers in the television broadcast industry, international telecommunications companies, Internet service providers, private communications networks, and the United States government.

     Our products have been utilized in major communications systems worldwide, including the following:

           The world's highest capacity domestic, digital satellite telephone network -- PT Telkom, Indonesia.

           Italy's first digital telephone/data network -- Telespacio, Italian Railways.

           Colombia's first alternate telecommunications network -- Americatel.

           Earth stations for the first international satellite links in China, India, Pakistan, Brazil, Haiti and Zambia.

           The world's largest private satellite broadcast network -- Reuters.

           International Cablecasting Technologies -- utilizing 40,000 digital audio broadcast receivers.

INDUSTRY OVERVIEW

     Satellite technology has been established as a key element in the growth of communications systems. Satellites enable high-speed communications service where there is no suitable alternative available. Unlike the cost of land-based networks, such as microwave and fiber cable, the cost to provide services via satellite does not increase with the distance between sending and receiving stations. Satellite networks can be rapidly installed, upgraded, and reconfigured as compared with land-based networks, which require rights-of-way and are expensive and time consuming to install and upgrade. The three principal categories of satellite communications service applications are fixed satellite services, mobile satellite services, and direct broadcast services.

     Fixed Satellite Services. Fixed satellite services provide point-to-point and point-to-multipoint satellite communication of voice, data, and video between fixed ground-based earth stations. The introduction of high-power satellites has created additional growth within the fixed satellite services segment by enabling the use of smaller, less costly earth stations for applications such as corporate data networks, intranet access, and rural telephony.

     Mobile Satellite Services. Mobile satellite services operate between fixed earth stations and mobile user earth stations, or terminals. These services provide mobile voice and data transmission capability on land, sea, and air. New mobile satellite services are being developed to bring more extensive coverage and circuit reliability for mobile telephone and data services to underserved populations throughout the world.

     Direct Broadcast Services. Direct broadcast satellite services provide a direct transmission link from high-power satellites to customers over a wide geographic area. This includes direct-to-home television services, direct broadcast data services, and Internet access.

     Satellite communication systems used to provide these services consist of two elements: satellites (the 'space segment') and ground-based transmission and reception systems (the 'ground segment'). The space segment consists of a single satellite or a constellation of satellites in earth orbit, which typically provide continuous communications coverage over a wide geographic area. These satellites typically contain multiple transponders, each of which is capable of simultaneously receiving and transmitting one or more signals to or from multiple users. The satellite ground segment consists principally of one or more earth stations. An earth station is an integrated system consisting of antennae, radio signal transmitting and receiving equipment, a satellite modem, a frequency controller, and voice, data, and video network interface equipment. Earth stations provide a communications link to the end user either directly or through land-based networks.

     We have participated principally in the ground segment products, systems, and networks portion of the market. The Satellite Industry Association estimates the global market for satellite ground equipment and integration services was $15.2 billion in 1998, of which our management estimates $800 million was for the type of equipment we develop, manufacture, and market.

INDUSTRY GROWTH

     We believe that growth in demand for satellite system ground-based equipment has been and will continue to be driven by, among other things, the growth of satellite-delivered communications services such as the fixed, mobile, and direct broadcast services described above. According to the Satellite Industry Indicators Survey: Selected 1998 Survey Results conducted by the Satellite Industry Association and Futron Corporation, total revenues for providers of satellite communications services grew at an 18% compound growth rate to $26.2 billion in 1998, from $21.2 billion in 1997 and $15.9 billion in 1996.

     We believe that future growth in satellite communications services will be driven principally by the following major factors:

           Global deregulation and privatization of government-monopolized telecommunications carriers, which will stimulate growth in the communications industry in general.

           Growing worldwide demand for communications services in general, including data communications services over the Internet and corporate intranets.

           The relative cost-effectiveness of satellite communications for many applications, such as digital television delivery.

           Technological advancements that broaden applications for and increase the capacity in satellite networks.

     Deregulation and Privatization. Many developing countries that had previously not committed significant resources to or placed a high priority on developing and upgrading their communications systems are now doing so, primarily through deregulation and privatization. A significant number of these countries do not have the resources, or have large geographic areas or terrain that make it difficult, to install extensive land-based networks on a cost-effective basis. This provides an opportunity for satellite communications services systems to meet the requirement for communications services in these countries.

     Growing Worldwide Demand for Communications Services. Factors contributing to the growing demand for communications services include worldwide economic development and the increasing globalization of commerce. Businesses have a growing need for higher bandwidth services to communicate with their customers and employees around the world and are increasingly reliant upon Internet and multimedia applications. We expect demand for these kinds of higher bandwidth services to grow in both developed and developing countries.

     Cost-Effectiveness of Satellite Communications. The relative cost-effectiveness of satellite communications services is a major factor driving the growth of satellite communications services in areas with rapidly growing telecommunications infrastructures. Large geographic areas, where population concentrations are separated by significant distances, require a technology whose cost and speed of implementation is relatively insensitive to distance. Unlike the cost of land-based networks, the cost to provide services via satellite does not increase with the distance between sending and receiving stations.

     Technological Advances. Technological advances continue to increase the capacity of a single satellite and reduce the overall cost of a system and the service it delivers. This increases the number of potential end-users for the services and expands the available market. We believe that recent technological developments such as bandwidth on demand, digital television compression technology, and signal processing methods will continue to simulate the demand for the use of satellite communication services.

MARKET OPPORTUNITIES

     Satellite communication systems provide a number of advantages over land-based networks for a variety for applications. We have identified several key markets and customer groups that we believe provide opportunities to sell our products.

INTERNATIONAL AND RURAL TELEPHONY

     Satellite communication systems enjoy advantages in international telecommunications markets for several reasons:

           It is not cost-effective to utilize land-based networks in many areas of the world, especially developing countries where modern communications capabilities are just beginning to develop.

           All areas within a satellite beam receive the same level of service, making it highly attractive in rough terrain or underdeveloped regions.

           Satellites can be deployed much more rapidly to offer international services.

     We believe there are certain communication requirements that can be reasonably satisfied only with satellite systems. For example, satellite communications offer a cost-effective solution that can be installed relatively quickly to provide communications services in remote or sparsely populated areas, in rugged or in mountainous terrain, or in nations composed of many islands, a geographical feature which is relatively common in the Pacific region.

     The potential to reach areas of low subscriber density without costly construction of land-based networks makes satellite communication systems a viable solution for rural telephony systems. Rural telephony can be described as an intra-country telecommunications network linking many remote locations, such as small villages or islands in the Philippines. These networks allow villages to communicate with each other and with the world. In a typical rural telephony system, a small village might install a satellite earth station in a central location such as the local post office. Residents then use this convenient location to communicate throughout the country and the world.

PRIVATE NETWORKS

     As businesses and other organizations expand into regions of the world where the telecommunications infrastructure is inadequate for land-based networks, the need for alternative communications connections among multiple facilities becomes evident. A private network is a dedicated communications and/or data transmission network. Such a network may link employees of a multiple-location business with co-workers located throughout the world. Users can consolidate multiple-applications over a single satellite network and receive the same quality of service at a lower over-all cost. We believe the satellite communications industry is poised to gain a foothold in this market by offering reliable high-speed connectivity. Satellite systems can bypass the complexity of land-based networks, multiple carriers, and varying price and billing schedules.

INFORMATION AND RADIO BROADCASTS

     Satellites are an ideal transmission medium for broadcast services, as a single satellite has the ability to communicate with ground locations spread across up to one-third of the surface of the earth. Financial news providers, merchandise retailers, and others use satellite systems to provide financial data and other audio and video transmissions for a variety of applications, such as news wire services and supermarket in-store radio.

TELEVISION VIDEO DISTRIBUTION

     Compressed digital video is a recently developed technology that provides significant new market opportunities for the satellite communications industry. The development of digital compression technology allows the transmission of television signals via satellite in a smaller bandwidth than is currently possible through alternative technologies. This advance in communications technology is enabling a wider application of satellite solutions for television and video broadcast services, including the following:

           Satellites provide television broadcasters with an efficient and economical method to distribute their programming to cable service providers and direct broadcast satellite operators.

           Compressed video encoding and decoding make satellites available for less demanding video transmissions, including business teleconferencing, private business networks, and telemedicine.

           The economics of compressed video allow the use of satellite transmission for long-distance teaching applications.

           Digital cinema distribution is emerging as a viable alternative to the physical distribution of feature length films.

           There is an emerging market to provide data and video directly to the personal computer via satellite.

INTERNET COMMUNICATIONS

     The Internet is evolving into a global medium, allowing millions of individuals throughout the world to communicate, share information, and engage in electronic commerce. According to International Data Corporation, the number of people worldwide accessing the Internet will grow from approximately 100 million at year end 1998 to 320 million by 2002. This growth is expected to be driven by the large and growing number of personal computers installed in homes and offices, the declining prices of personal computers, improvements in network infrastructure, the availability of faster and cheaper Internet access, and the increasing familiarity with and acceptance of the Internet by businesses and consumers. Internet usage also is expected to continue to grow rapidly due to unique characteristics that differentiate it from traditional media, such as real-time access to interactive content, real-time communication capabilities, and the absence of geographic or temporal limitations.

     According to DTT Consulting, a satellite industry consulting and research firm, there has been significant growth in the use of satellites for Internet traffic in recent years. This growth has been centered on connecting Internet service providers, or ISPs, with Internet servers. According to DTT Consulting estimates, there were 948 satellite ISP links in operation in January 1999, up from 222 at the same time in the prior year. Satellite capacity is being used for ISP links primarily where fiber cable is prohibitively expensive or rare, such as in underdeveloped or emerging countries or where there is insufficient transoceanic fiber. Although ISPs rarely use satellites to provide point-to-point infrastructure for the Internet within the United States, the following table sets forth data that indicates that nearly one in ten ISPs worldwide use satellite capacity to link with an Internet server for point-to-point traffic.

                INTERNET SERVICE PROVIDERS CONNECTIONS BY REGION
                               AS OF JANUARY 1999

                                                                                          % ISPS
              GEOGRAPHIC AREA                 NO. OF ISPS   NO. SATELLITE LINKS   CONNECTED VIA SATCOMS*
              ---------------                 -----------   -------------------   ----------------------
Western Europe..............................     2,273               84                     3.7%
CEE and CIS**...............................       359              280                    78.0
Sub-Saharan Africa..........................       288              131                    45.5
Latin America...............................       577              138                    23.9
Middle East & North Africa..................       156               48                    30.8
Asia........................................       825               85                    10.3
Australasia.................................       748               86                    11.5
North America...............................     4,512               96                     2.1
                                                 -----              ---                    ----
     Total..................................     9,738              948                     9.7%
                                                 -----              ---                    ----
                                                 -----              ---                    ----

Source: DTT Consulting

------------

 * Satcoms are communications satellites.

** CEE stands for Central and Eastern Europe and CIS stands for the Commonwealth of Independent States.

     We expect satellite communications to continue to offer a cost-effective augmentation capability for Internet service providers, particularly in markets where land-based networks are unlikely to be either cost-effective or abundant, such as rural areas. Additionally, satellite broadcast architecture provides an attractive alternative for Internet service providers, which presently are dealing with the bottlenecks associated with rapid and uneven Internet growth. Satellite systems can relieve congestion by providing a low-cost means of selectively distributing content to sites closer to end-users. Today, only 1,000 Websites represent over 80% of the most frequently accessed content on the Internet. These Web pages can be transmitted via satellite at regular intervals to designated server destinations and then stored in servers for local users to access. This cached content reduces the need to retrieve the most popular data from the source, thus reducing delays and congestion on the Internet. Likewise, we expect Internet multicasting to serve as a solution for the distribution of large applications, such as database updates.

GOVERNMENT AND MILITARY

     The United States government provides a significant market opportunity for satellite equipment manufacturers as the defense budget shrinks and government policies encourage the use of commercial off-the-shelf components whenever feasible. This provides us with the opportunity to configure our standard products for a customer that is sizable and likely to provide consistent business.

STRATEGY

     Our business goals are to expand our market share in our ground-based satellite systems business and improve profitability. We intend to achieve these goals through the following strategies:

     Target Providers of Fixed, Mobile, and Direct Broadcast Communications Services Worldwide. We plan to target developing markets that we believe will account for a significant portion of the demand for satellite-based systems. These markets typically lack terrestrial infrastructure adequate to support demand for domestic and international communications services. We plan to target providers of rural telephony services and Internet service providers in developing markets because we believe they will rely extensively upon satellite communication solutions. In developed countries, we plan to target emerging satellite communications service providers such as those offering direct broadcast applications.

     Exploit New Applications for Our Existing Satellite Technology. We plan to adapt existing products for use in the Internet broadband, cable television, and television news gathering markets, which utilize digital receivers and transmission equipment using many of the same modulation, coding, interface, and protocol technologies as the satellite business. We have adapted some of our products for the television distribution market, including satellite modems that we converted for use in cable television systems. We also recently entered into a strategic relationship with DiviCom Inc., a major producer of compressed digital television systems. Under this arrangement, our strategic partner will utilize our products in cable systems that it markets to cable television system operators.

     Develop New Products to Exploit New Market Opportunities. We plan to use our international sales force and our research and development capabilities to identify new market opportunities and develop new products to exploit these opportunities. We intend to develop new products to penetrate and increase our presence in the markets for Internet communications, rural telephony for developing markets, high-speed satellite communications, government data equipment, cable television distribution, and private networks for businesses and governments.

     Provide High-Margin Customized Products to Niche Markets. We design our products so we can adapt them to differing specifications with minimal engineering. We plan to design and produce customized products for niche markets, particularly military and government markets, which require customized technology.

     Pursue Strategic Acquisitions. We intend to pursue strategic acquisitions of competitive or complementary companies in order to gain market share, increase our revenues, expand our product line, improve our sales force or increase our profitability.

PRODUCTS

     We offer the following product families:

           Satellite modems and earth stations.

           Frequency converters.

           Data, audio, and video broadcast equipment.

           Digital video broadcast (DVB) and high speed modems.

           Cable and microwave modems.

SATELLITE MODEMS AND EARTH STATIONS

     We produce satellite modems that are sold individually and earth stations that are a bundled solution built around our satellite modems. Satellite modems transform user information, such as data, video or audio, into a signal that can be further processed for transmission via satellite. We produce several varieties of satellite modems, which operate at different speeds using a variety of modulation techniques.

     Our earth stations commonly consist of several components, including a satellite modem, a frequency converter, a transceiver, a transmitter, and an antenna. Earth stations serve as an essential link in transmitting signals to, and receiving signals from, satellites. Our earth stations enable users to program power levels and operating parameters in order to compensate for low signal levels, extreme weather conditions, and other variables. We design and manufacture our earth stations using components that we manufacture as well as components that we obtain from other manufacturers.

     Our Star Network Management System augments these product offerings. The Star Network Management System, which consists of a Windows NT'r' point and click system, is used to remotely monitor and maintain the functioning of an entire network of modems, earth stations, and ancillary equipment. This can be done from a single location, thereby eliminating the need to travel to each remote location. This system provides local and remote modem management, control of the equipment connected to the modems and earth stations, collection of network status and alarm information, remote channel monitoring, and dial-up control.

     The following diagram illustrates the operation of a standard satellite telephony system:

     [Picture titled 'Typical Telephony Application' that depicts the use of our products to transmit data from a user through an earth station to a satellite, from the satellite to a remote earth station, and finally to the end user.]



FREQUENCY CONVERTERS

     We currently market two varieties of converters used to transmit signals to satellites and three converters used to receive signals relayed from satellites. We also produce a redundancy control unit, which will switch a satellite system to stand-by equipment in the event of a malfunction in a satellite modem or converter. Such redundancy is a critical element for many of our customers, such as rural or international telephony networks, that strive to provide uninterrupted satellite communications services to their customers.

     Each satellite is configured to receive or transmit a particular radio wave pattern, otherwise called a frequency band, which is typically different from the frequency of the satellite modem. Frequency converters are used to alter the input/output of a satellite modem into a wave pattern that can be interpreted by the particular satellite being used in the satellite system to relay communication signals.

DATA, AUDIO AND VIDEO BROADCAST EQUIPMENT

     Our digital audio distribution products provide radio networks, service providers, and merchandise retailers with a satellite distribution system for the broadcast of in-store advertising and background music. Our data distribution products deliver real-time, high-value data and digital video broadcast services. To date, the primary customers for our data distribution products have been participants in the financial industry. For example, our IntelliCast Digital Data Broadcast Receiver is used by customers, such as Reuters, to distribute financial information, up-to-date news stories or image files of weather information and database updates from a central location to many remote outlets.

     Our Mediacast Satellite PC/Receiver card allows personal computers to request information over a telephone link and then receive a digital video broadcast of a wide range of data, audio, and video information directly from a satellite. This speeds the reception of information, particularly in regions with underdeveloped telephony, and is often used by Internet service providers.

     [Picture titled 'Typical Broadcast Applications' depicting various uses of our data broadcast receivers to transmit data from a single broadcast source to a satellite from the satellite to multiple receiver sites.]

DIGITAL VIDEO BROADCAST (DVB) AND HIGH SPEED MODEMS

     Our DVB modems facilitate the transmission of high-quality video images among multiple locations via satellite. These modems utilize digital compression technology that allows users to transmit television signals in a smaller bandwidth than is possible using older technology, thereby making television transmission by satellite more economical. Video compression allows for the transmission by satellite of a much higher number of channels than was previously the case, thus producing a significant new market for our products. Satellites are often used in industries where live, high-quality video images are essential, such as direct television broadcasts.

     Our high-speed digital modems transmit a greater volume of data than standard satellite modems. Our modems are used in large satellite system connections that transmit significant amounts of data at high speeds. Internet service providers and government agencies are principal customers for our high-speed and digital high-speed products.

CABLE AND MICROWAVE MODEMS

     Our cable modems are used primarily in the distribution of digital video for use by cable television distributors and in high-definition television. The design of our cable modems allows for the transmission of digital video on terrestrial, broadband cable and enables system operators to manage and control the available bandwidth. Our microwave modems transmit over microwave frequencies and usually feature high-speed and multidata-rate capabilities that provide a complete point-to-multipoint communication link that facilitates microwave link upgrades. For example, television stations use our microwave modems to transmit audio and video over a microwave link to and from digital news gathering trucks.

RESEARCH AND DEVELOPMENT

     We conduct an active and ongoing research and development program that focuses on advancing technology, developing improved design and manufacturing processes, and improving the overall quality of the products we provide. Our goal is to provide our customers with new solutions that address their needs. Our research and development personnel concentrate on technology for the satellite communications, telecommunications, and cable television industries. Our future growth depends on increasing the market share of our new products, adapting our existing satellite communications products to new applications, and introducing new communications products that will find market acceptance and benefit from our established international distribution channels. Accordingly, we are actively applying our communications technology expertise to improving the performance of our existing products and developing new products to serve existing and new markets.

     We work closely with our customers and potential customers to assess their needs in order to facilitate our design and development of new products. We believe that this approach minimizes our development risk and improves the potential for market acceptance of our product introductions. Additionally, we use information obtained from our customers and our technological expertise to develop custom-designed products for our customers' special applications.

     Research and development expenses amounted to $6,730,000 for the nine months ended September 30, 1999, $4,296,000 for the year ended December 31, 1998 and $2,262,000 for the year ended December 31, 1997, $808,000 for the six months ended December 31, 1996 and $1,795,000 for the year ended June 30, 1996. A number of new products were either launched or reached an advanced stage of development during these periods.


     We estimate that our total research and development expenditures for fiscal 1999 were $9,127,000 and we plan to increase our expenditures for research and development in fiscal 2000. Much of the increase is due to developmental products acquired in the ComStream acquisition, but the remainder is directly related to our ongoing commitment to expand our product line and penetrate new markets. We intend to use a significant portion of the proceeds of this offering to fund our research into Internet-related products for satellite ISP links, and other new telecommunications products. We also plan to target our research and development activities at digital audio, video, and data products.


SALES AND MARKETING

     We sell our products through an international sales force with sales and/or service offices in San Diego, Phoenix, Boca Raton, Beijing, Singapore, London, Amsterdam, and Jakarta. Our direct sales force consists of 14 individuals supported by systems and applications engineers. We focus direct sales activities on expanding our international sales by identifying emerging markets and establishing new customer accounts. Additionally, we directly target certain major accounts that may provide entry into new markets or lead to subsequent distribution arrangements. International representatives, distributors and systems integrators sell our products, supported by our sales and marketing personnel.

     We participate in approximately six trade shows each year. We also generate new sales leads through advertising in trade magazines, direct mail, and our Web site.

     We maintain a customer service and support staff that primarily supports customers and distributors and is responsible for after-sale support and installation supervision. In certain instances, we use third-party companies to install and maintain our products at our customers' sites.

CUSTOMERS

     Our customers generally include national and international telecommunications providers, digital television users, including broadcast and cable networks, Internet service providers, financial information providers, systems integrators, and the U.S. government.

     For the nine months ended September 30, 1999 and the year ended
December 31, 1998, no single customer represented more than 10% of our net sales. During the year ended December 31, 1997, one customer represented 14.5% of our net sales. Because of the nature of our business, we anticipate that customers that represent 10% or more of our total revenue will vary from period to period depending upon the placement of significant orders by a particular customer or customers in any given year.

     Our sales in our principal foreign markets for the periods indicated consisted of the following percentages of our total net sales:

                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------
REGION                                                   1999*     1998     1997
------                                                   -----     ----     ----
Asia.................................................      23%       7%      32%
Latin America........................................       3%       9       12
Europe...............................................      23%      31        7
Others...............................................       7%       3        5
                                                           --       --       --
     Total Exports...................................      56%      50%      55%
                                                           --       --       --
                                                           --       --       --

------------

*  Estimated

     We believe that the amount of our total exports may rise in subsequent periods. We consider our ability to continue to sell our products in developing markets to be important to our future growth. We may not, however, succeed in our efforts to cultivate such markets.

COMPETITION

     We have a number of major competitors in the satellite communications field. These include large companies, such as Hughes Network Systems, NEC, and Adaptive Broadband Corp., all of which have significantly larger and more diversified operations and greater financial, marketing, human and other resources than we possess. We estimate that our major competitors in the principal markets in which we compete have the following market shares as compared to our market share:

                                   SATELLITE         DIGITAL VIDEO
                                    MODEMS &          BROADCAST &       GOVERNMENT &      DATA, AUDIO &
COMPETITOR                       EARTH STATIONS    HIGH SPEED MODEMS   MILITARY MODEMS   VIDEO BROADCAST
----------                       --------------    -----------------   ---------------   ---------------
Adaptive Broadband............         19%                30%                35%                    *
Hughes Network Systems........         19                  *                  *                     *
SSE Telecom...................          8                  *                 10                     *
NEC...........................         24                  *                  *                     *
Wegener.......................          *                  *                  *                    25
IDC...........................          *                  *                  *                    25
Radyne ComStream..............          8                 35                 35                    40

------------

*  Competitor does not participate in product category.

                            ------------------------

     We do not believe that any other single competitor has a greater than 10% market share for any of these product classes. However, the foregoing market share figures represent estimates based on the limited information available to us, and we cannot assure you that it is accurate.

     We compete by concentrating our sales efforts in the international market and emphasizing our product features and quality. We believe that the quality, performance, and capabilities of our products, our ability to customize certain network functions, and the relatively lower overall cost of our products as compared to the cost of the competing products generally offered by our major competitors represent major factors in our ability to compete. However, our major competitors have the resources to develop products with features and functions that are competitive with or superior to our products. Competition from current competitors or future entrants in the markets in which we compete could cause us to lose orders or customers or could force us to lower the prices we charge for our products.

     We believe we are well-positioned to capitalize on the increased demand for satellite ground segment systems and that our future success in this market will be based upon our ability to leverage our competitive advantages, which include the following:

           An experienced management group, which has extensive technological and engineering expertise and excellent customer relationships. The members of our management team have an average of over 20 years of experience in the satellite communications industry.

           Our expansive line of well-known, well-respected, off-the-shelf, state-of-the-art equipment that enables us to meet our customers' requirements.

           Our ability to custom design products for our customers' special applications and to provide a one-stop shopping option to our customers.

           Our ability to meet the complex satellite ground communications systems requirements of our customers in diverse political, economic, and regulatory environments in various locations around the world.

           Our worldwide sales and service organization with the expertise to successfully conduct business internationally through sales and service offices staffed by our employees in most of our major markets throughout the world, including in Beijing, Singapore, London, Jakarta, and Amsterdam.

           Our October 1998 acquisition of ComStream, which:

               significantly expanded our product lines,

               enhanced our sales force,

               increased our market share, and

               increased our profitability.

MANUFACTURING

     We assemble and test certain of our products at our Phoenix, Arizona and San Diego, California facilities using subsystems and circuit boards that we obtain from subcontractors. We obtain the remainder of our products, completely assembled and tested, from subcontractors. Although we believe that we maintain adequate stock to reduce the procurement lead time for certain components, our products use a number of specialized chips and customized components or subassemblies produced by a limited number of suppliers. In the event that such suppliers were unable or unwilling to fulfill our requirements, we could experience an interruption in production until we develop an alternative supply source. We maintain an inventory of certain chips and components and subassemblies to limit the potential for such an interruption. We believe that there are a number of companies capable of providing replacements for the types of chips and customized components and subassemblies used in our products.

     In 1999, our Phoenix facility was awarded ISO-9001 certification, the international quality control standard for research and development, marketing, sales, manufacturing, and distribution processes. This certification will assist in increasing the acceptance of our products in foreign markets. We intend to pursue certification of our San Diego facility. We cannot provide assurance, however, that certification will be granted.

INTELLECTUAL PROPERTY

     We rely on our proprietary technology and intellectual property to maintain our competitive position. We protect a significant portion of our proprietary technology as trade secrets by relying on confidentiality agreements with our employees and some of our suppliers. We also control access to and distribution of confidential information concerning our proprietary information.

     We also have patents which protect certain of our proprietary technology. We have been cautious in seeking to obtain patent protection for our products, since patents often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some of the foreign countries in which we sell our products do not provide the same level of protection to intellectual property as the laws of the United States provide. We will continue to seek patent protection for our proprietary technology in those cases where we think it can be obtained and will provide us with a competitive advantage.

EMPLOYEES

     As of September 30, 1999, we had 179 full-time employees, including three executive officers, 120 in engineering and manufacturing, 31 in marketing operations, and 28 in administration. These figures include 23 employees who are based outside the United States. None of our employees are represented by a union in collective bargaining with us. We believe that our relationships with our employees are satisfactory.

FACILITIES

     In order to accommodate our recent growth, we moved into new leased facilities in both Phoenix, Arizona and San Diego, California in late 1998. We currently have 76,000 square feet available in Phoenix and 66,400 square feet available in the San Diego facility. The lease for our Phoenix facility expires in July 2008 and we have an option to renew for two consecutive terms of five years each. The lease for our San Diego facility expires in March 2005 and we have an option to renew for two consecutive terms of five years each. We expect these facilities will be adequate for meeting our needs in the immediate future.

     We also have regional sales and service offices in Beijing, Singapore, London, Jakarta, and Amsterdam. All of these facilities are leased.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding our executive officers and directors:

NAME                                        AGE                    POSITION
----                                        ---                    --------
Robert C. Fitting.........................  64    Director, Chief Executive Officer and
                                                    President
Steven W. Eymann..........................  46    Executive Vice President and Chief
                                                    Technical Officer
Garry D. Kline............................  49    Vice President of Finance, Chief Financial
                                                    Officer and Secretary
Ming Seong Lim............................  51    Chairman of the Board
Yip Loi Lee...............................  55    Director
Robert A. Grimes..........................  46    Director
Dennis W. Elliott.........................  57    Director
Kum Chuen Tang............................  44    Director

                            ------------------------

     Robert C. Fitting has been Chief Executive Officer since October 1998 and has been President since February 1995. He became a Director in March 1995. Mr. Fitting has a Master of Electrical Engineering degree from New York University and a Bachelors with distinction from Penn State University. His professional career began at Bell Laboratories in 1962, where he spent six years developing innovative communication technologies. Mr. Fitting then joined the Motorola Government Electronics Division, where he was an engineering manager. He published more than a dozen technical papers and was awarded a number of patents. Mr. Fitting left Motorola in 1978 to build a new company under an agreement with Comtech Telecommunications. The new company was named Comtech Data Corporation, currently known as Fairchild Data Corporation. Mr. Fitting was the General Manager and President of Comtech Data Corporation from 1978 to 1984. In August 1984, Mr. Fitting left Comtech, along with Steven Eymann, to start EFData Corporation. As co-founder, CEO, and President of EFData Corporation, Mr. Fitting built the company into a worldwide market leader in satellite communications equipment. While at EFData, Mr. Fitting won the 'Arizona Entrepreneur of the Year' award in 1993 in the manufacturing/high technology category. Mr. Fitting left EFData in February 1995 to join our company. Pursuant to our underwriting agreement with HD Brous & Co. Inc., we have agreed to obtain 'key person' life insurance on the life of Mr. Fitting in the amount of $1,000,000. The proceeds of this policy will be payable to us.

     Steven Eymann has been Chief Technical Officer since October 1998 and has been our Executive Vice President since February 1995. Mr. Eymann graduated with honors and a Bachelor of Science in Electrical Engineering from the University of Nebraska. His professional career began in 1974 at the Motorola Government Electronics Division, where he was a design engineer, task leader and finally a project leader for the DSU-23/29B fuse development program. As project leader, he was responsible for project management, budgets, schedules, and design and testing of the fuse. He designed the computer-controlled automatic test set for factory testing based on a HP 9825 computer. The DSU-23/29B is a L-Band PN radar for accurate, low-cost altitude direction. In June 1981, Mr. Eymann joined Comtech Data Corporation, where he was Director of Product Development. Mr. Eymann was responsible for budget, schedule, and technical aspects of all new product development within Comtech. Prior to becoming the Director of Product Development, he served as a senior engineer with program and technical design responsibility. He left Comtech in 1984, along with Robert Fitting, to start EFData Corporation. As co-founder and Vice President of EFData, Mr. Eymann was responsible for new product development and engineering management in the design and manufacture of high technology, military and commercial communications equipment. Mr. Eymann left EFData in February 1995 to join our company. Pursuant to our underwriting agreement with HD Brous & Co. Inc., we have agreed to obtain 'key person' life insurance on the life of Mr. Eymann in the amount of $500,000. The proceeds of this policy will be payable to us.

     Garry D. Kline, Vice President of Finance, Chief Financial Officer and Secretary, joined our company in September 1995. From that time until July 1997 he was Secretary and Controller. From 1987 until September 1995, Mr. Kline served as CFO and Controller of EFData Corporation. Prior to 1987, Mr. Kline served in various positions, including Vice President of Finance for Megatronics Inc., a publicly held printed circuit board manufacturer, Vice President of Operations for Vernal Lodging Associates, a hospitality management company, and General Partner of Tax and Accounting Computer Service, an accounting firm.

     Ming Seong Lim has been a Director and Chairman of the Board since August 13, 1996 and is chairman of the Compensation Committee. He is the Chairman of Stetsys Pte Ltd and Stetsys US, Inc., members of the Singapore Technologies group. He has been Group Director of Singapore Technologies Pte Ltd, since February 1995. From March 1992 until February 1995, he was Executive Director of Singapore Technologies Ventures Pte Ltd and from February 1990 to March 1992, he was Group President of Singapore Technologies Holdings Pte Ltd. Prior to that time he held various corporate and government positions, including Deputy Secretary in the Singapore Ministry of Defense from 1979 to 1986.

     Yip Loi Lee has been a Director since August 13, 1996 and is chairman of the Audit Committee and a member of the Compensation Committee of the Board. He was Regional Director (America) of Singapore Technologies Pte Ltd from March 1994 until December 1998, and from May 1990 to January 1997 he was President of its affiliate, Metheus Corporation. Prior to that time he held a number of managerial positions with such corporations as Morgan Guaranty Trust and Singapore Technologies Pte Ltd and government positions with the Singapore Ministries of Education, Defense, Culture and Home Affairs. Mr. Lee is currently a director of Stetsys Pte Ltd, Stetsys US Inc., California Avitron Corporation, Tritech Microelectronics Ltd, and Vertex Management, Inc.

     Robert A. Grimes, who is a member of the Audit and Compensation Committees of the Board, has served as a member of the Board of Directors since December 1994. He has been President of Pinkerton Systems Integration since 1998. From 1991 to 1998, Mr. Grimes served as a member of the Board of Directors of Engineering and Technical Services, Inc., of which he was President until December 31, 1997. He was also the President of Stetsys US, Inc. from
February 24, 1997 to January 23, 1998.

     Dennis W. Elliott has been a Director and a member of the Audit and Compensation Committees since October 1998. He has been the President of Elliott Communications Co., a technology/marketing consulting concern involved in advising companies on strategy and developing operating ventures in telecommunications, data networking, digital television/high definition television and multimedia since 1990. Mr. Elliott was a Director of STM Wireless, Inc. and a member of its Compensation Committee from January to September 1998. Mr. Elliott is currently a director of Firetalk, Inc. He has also held executive positions at Pacific Telecom, Inc., RCA American Communications (now GE American Communications) and RCA Global Communications.

     Kum Chuen Tang has been a director since June 1999. Mr. Tang has been the General Manager of Agilis Communication Technologies Pte Ltd. since January 1999. From July 1997 until December 1998, he was the Deputy General Manager of CET Technologies Pte Ltd. From April 1990 until June 1997, he was employed by Singapore Technologies Electronics Limited, initially as Senior Project Engineer and promoted to Divisional Manager in July 1996. From May 1987 until March 1990, he held various government positions with the Singapore Ministry of Defense. Mr. Tang has a Master of Science degree (IE) from the National University of Singapore and a Bachelor of Engineering degree (First Class Honors) from Monash University.

     Each director is elected for a period of one year at the annual meeting of shareholders and serves until the next meeting and until his or her successor is duly elected and qualified. A director is elected by a plurality of the votes cast by the shareholders. Officers are elected by, and serve at the discretion of, the Board of Directors. Messrs. Elliott and Grimes are 'independent directors' as defined in the North American Securities Administration Association ('NASAA') Statement of Policy Regarding Loans and Other Material Affiliated Transactions. We will maintain at least two independent directors on the Board of Directors and it is our intention to add a third independent director prior to June 2001.

CERTAIN KEY EMPLOYEES

     Alan Potter has been the Vice President for new business development since December 1995. His duties include market research, neoteric product concepts, new corporate alliances, and distribution systems in Europe and the Middle East. He joined our company after 10 years with EFData as Sales Manager. Mr. Potter graduated from the University of Houston with honors, holding a Bachelor of Arts in Communications. After post graduate studies at the University of Massachusetts, Amherst, he began his professional career as an Associate Professor of Communications at the University of Texas at Houston. While there, in 1973, he developed and operated the first practical bi-directional coaxial cable network to simultaneously carry voice, data, and video communications. He then designed, developed, and managed a series of broadband cable television and data networks for Columbia Cable Television, Michelson Media, and Cox Cable Communications. Mr. Potter joined Comtech Data in 1984 and, two years later, he followed Messrs. Fitting and Eymann to initiate the Sales and Marketing Department at EFData.

     David Koblinski has been general manager of our Phoenix operations since October 1998. Additionally, from 1995 to September 1999 he also served as a Vice President of Operations for our Phoenix facility. Mr. Koblinski's professional career began in 1982 at Comtech Data Corporation, where he held the position of Customer Service Representative. He was responsible for repairs as well as field and telephone support of satellite data modems. From 1985 to 1995, Mr. Koblinski was the Senior Product Manager and Customer Support Manager for EFData Corporation.

     John Restivo has been Executive Vice President and General Manager of our San Diego operations since March 1999. His duties presently include management of our San Diego facility. Mr. Restivo has a Bachelor of Science degree in Engineering from Florida Institute of Technology. His professional career includes more than thirteen years in engineering and management. He has held a variety of positions, most recently as Chief Technical Officer of Radiation Systems, Inc. Previous experience includes Scientific Atlanta, where he was Director of Engineering and Operations, and Hughes Aircraft Company as a systems engineer.

     Brian Duggan has been the Vice President of Sales and Marketing since December 1998. Mr. Duggan handles global sales and marketing efforts for our complete equipment line, with all regional sales offices reporting directly to him. Prior to this appointment, Mr. Duggan served as Director of Worldwide Sales for ComStream Corporation. Before joining ComStream in 1995, Mr. Duggan spent eight years as Director of Marketing with Comtech Systems, Inc. He has held various positions with Plessey Electronics Systems Ltd. (UK) in engineering and sales and marketing, and with Datotek Corporation in Texas as Director of Marketing. Mr. Duggan is a graduate of Hatfield College in the United Kingdom, where he majored in engineering.

DIRECTOR AND EXECUTIVE COMPENSATION

     Our policy has been to pay no cash compensation to directors who are our employees or ST affiliates for their service as directors. Outside directors are paid $4,000 per meeting attended and $500 if attendance is via telephone. In April 1999, all directors became eligible to receive stock options. In June 1999, the Board of Directors voted to grant stock options to four directors. Robert Grimes, Dennis Elliot, Kum Chuen Tang, and Yip Loi Lee each received an option to purchase up to 10,000 shares of our common stock at an exercise price of $3.25 per share. The options expire in June 2009.


     In August 1999, our Board of Directors recognized the significant achievements of our senior management in effecting the ComStream integration by awarding bonuses of $203,900 to Robert C.

Fitting, $98,900 to Steven W. Eymann, and $46,700 to Garry D. Kline. In addition, to further the goal of providing senior management an equity stake in our company, the Compensation Committee and the Board of Directors resolved to permit senior management to borrow funds from our company for the purpose of exercising stock options. In October 1999, Messrs. Fitting and Kline borrowed $200,000 and $50,000, respectively, for the purpose of exercising stock options. In November 1999, Mr. Eymann borrowed $100,000 for the purpose of exercising his stock options. No additional loans are available under this arrangement. We recorded the $350,000 in loans made to Messrs. Fitting, Eymann and Kline as compensation expense in 1999.



     Under the terms of the promissory notes executed by each of Messrs. Fitting, Eymann, and Kline, each promises to pay 50% of the principal amount due with interest on the first anniversary date of the note. The remainder of the principal, plus interest, is due on the second anniversary date of the note. The unpaid principal bears interest at a rate of 5% per annum. If the borrower continues to be employed by us, we will forgive one-half of each loan (including interest) on the first and second anniversaries of the loan and we will provide sufficient bonus compensation at those times to enable the employee to satisfy the resulting income tax obligation. If we sever our relationship with any of Messrs. Fitting, Eymann, or Kline for cause or if any of them voluntarily severs the relationship, any portion of the loan not forgiven will become due and payable. Further, based upon their exercise of the options exercised with the proceeds of these loans, each of Messrs. Fitting, Eymann, and Kline has agreed not to own, operate or be employed by a competing entity during a two-year period commencing from the date of the termination of his employment either involuntarily for cause or voluntarily by the employee.


     The following table sets forth the compensation for services in all capacities for the period from the year ended June 30, 1996 through December 31, 1998 of our Chief Executive Officer and our Executive Vice President. No other executive officer or employee received total annual salary and bonus of more than $100,000 during the periods presented.

                           SUMMARY COMPENSATION TABLE

                                                    YEAR                                ALL OTHER
NAME AND PRINCIPAL POSITION                       ENDED(1)    SALARY    OPTIONS(#)   COMPENSATION(2)
---------------------------                       --------    ------    ----------   ---------------
Robert C. Fitting, CEO..........................  12/31/98   $144,234     30,000         $1,186
                                                  12/31/97    116,529          0          1,165
                                                  12/31/96     40,000    279,085            435
                                                  06/30/96     80,000          0            738
Steven Eymann, Exec. Vice Pres..................  12/31/98   $133,543     30,000         $1,174
                                                  12/31/97    111,620          0          1,112
                                                  12/31/96     40,000    279,085            435
                                                  06/30/96     80,000          0            738

------------

(1) As a result of a change in fiscal year end, the amounts shown for the year ended December 31, 1996 reflect a period of six months.

(2) Matching 401(k) plan contributions.

OPTION GRANTS

     The following table sets forth information regarding options granted to Messrs. Fitting and Eymann during the year ended December 31, 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          PERCENT OF TOTAL OPTIONS
                                OPTIONS     GRANTED TO EMPLOYEES     EXERCISE   EXPIRATION      GRANT DATE
NAME                            GRANTED        IN FISCAL YEAR         PRICE        DATE      PRESENT VALUE(1)
----                            -------        --------------         -----        ----      ----------------
Robert C. Fitting.............  15,000               3%               $2.50        2/5/08         $3.37
                                15,000               3%               $3.125     10/15/08         $2.48
Steven Eymann.................  15,000               3%               $2.50        2/5/08         $3.37
                                15,000               3%               $3.125     10/15/08         $2.48

------------

(1) Based on the Black-Scholes option pricing model, assuming that one-fourth of the options will be exercisable on the grant date and each of the first three anniversaries thereof, no dividend yield, expected volatility of 105% and a risk-free interest rate of 6.125%. Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

AGGREGATE OPTION EXERCISES IN 1998 AND HOLDINGS AT YEAR-END

     The following table sets forth information concerning option holdings as of December 31, 1998 with respect to Robert C. Fitting, our Chief Executive Officer and President, and Steven Eymann, our Executive Vice President. Messrs. Fitting and Eymann did not exercise any options during fiscal 1998.

                         FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED,
                                                      OPTIONS HELD AT           IN-THE-MONEY OPTIONS AT
                                                     DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                                                ---------------------------   ---------------------------
NAME                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------   -------------   -----------   -------------
Robert C. Fitting.............................    182,585        62,500        $157,418        $47,656
Steven Eymann.................................    182,585        62,500         157,418         47,656

------------

(1) Based on the December 31, 1998 closing price of our common stock of $3.375 per share on the OTC Bulletin Board, less the per share exercise price.

EMPLOYEE COMPENSATION PLANS

1996 INCENTIVE STOCK OPTION PLAN

     Our shareholders adopted the 1996 Incentive Stock Option Plan, on
January 8, 1997, as a means of rewarding certain officers and directors for their efforts in improving our competitive and financial position and also as an incentive to retain these individuals in the future. Our Board of Directors or the compensation committee administers the plan. Each has the authority to determine all matters relating to the plan, including the selection of individuals to be granted options, the number of shares subject to the options, the exercise price, and the term of and method by which the options may be exercised. As of December 31, 1999, options to purchase 1,542,706 shares of common stock were outstanding at a weighted average exercise price of $3.10 per share and options have been exercised to purchase 390,372 shares of common stock. The total number of shares of common stock remaining reserved for issuance under the plan as of December 31, 1999 was 1,790,670. Under the plan, we may not grant options after November 12, 2006.

     Options granted under the plan may be non-qualified options or options qualifying as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. The initial exercise option price of each stock option granted under the plan will not be less than the fair market value (110% of the fair market value if the grant is to any grantee owning more than 10% of our outstanding common stock) of the common stock subject to the option.

     An option grantee must exercise any option no more than ten years after the date of the grant, except that options granted to persons who own more than 10% of the total combined voting power of our stock or that of an affiliate must be exercised within five years of the grant.

     Any option granted on or after October 6, 1998 under the plan generally becomes exercisable immediately as to 25% of the shares covered thereby and becomes exercisable for an additional 25% in each of the succeeding three years. An amendment to the plan has accelerated the exercise schedule on certain earlier option grants to match the current schedule or to become immediately exercisable. No options granted under the plan are transferable, except upon the death of the grantee.

1999 EMPLOYEE STOCK PURCHASE PLAN

     On June 15, 1999, our shareholders adopted the 1999 Employee Stock Purchase Plan, as a means of rewarding and retaining existing employees. The purchase plan allows eligible employees, including officers and directors, to utilize payroll deductions to purchase shares of our common stock.

     The Board of Directors or a committee of two or more directors, none of whom will be officers or employees, have full authority to administer all aspects of the purchase plan. As of December 31, 1999, 1,000,000 shares are authorized for issuance under the purchase plan. We expect to activate the purchase plan in the first quarter of 2000.

     Each eligible employee may elect to have from 1% to 15% of his or her salary deducted in each pay period and deposited into a stock purchase account in such employee's name. At the conclusion of each purchase period, the employee may exercise the right to purchase shares of common stock or elect a cash distribution of all amounts held in the stock purchase account. Amounts in such accounts may be used by employees to purchase the largest number of whole shares available at the purchase price. The purchase price for shares of common stock will be the lesser of 85% of the fair market value of the common stock on
(a) the first day of the applicable purchase period, or (b) the last day of such period. In the event of termination of a participant's employment of all funds in the employee's stock purchase account will be distributed to such employee in cash, except for termination relating to a normal or early retirement, in which case the balance in the stock purchase account will be used to purchase shares of common stock.

EMPLOYEE BENEFIT PLAN

     We have a qualified contributory 401(k) plan that covers all employees in our Phoenix facility who have attained the age of 18 and are employed at the enrollment date. We provided contributions of $69,403 for the nine months ended September 30, 1999 and $31,690, for the year ended December 31, 1998. Each participant may elect to contribute up to 15% of his or her gross compensation up to the maximum amount allowed by the Internal Revenue Service. We match up to 1% of the employee's salary.

     We also have a qualified contributory 401(k) plan that covers all full-time employees in our San Diego facility who have been employed continuously for at least 30 days prior to the enrollment date. We provided contributions of $91,691 for the nine months ended September 30, 1999 and $30,450 for the period
October 15, 1998 through December 31, 1998. Each participant may elect to contribute up to 15% of his or her gross compensation up to the maximum amount allowed by the Internal Revenue Service. We match $0.35 for every dollar up to 7% of the employee's contribution.

EMPLOYMENT AGREEMENTS

     Under the respective employment agreements between Radyne ComStream and each of Messrs. Fitting and Eymann, they will serve as our Chief Executive Officer and President and Executive Vice President, respectively, until the earlier of June 30, 2000 or such time as our adjusted earnings before interest and taxes exceeds $6,000,000 for a period of four calendar quarters. Pursuant to the agreements, we presently pay Mr. Fitting and Mr. Eymann annual salaries of $200,000 and $150,000, respectively, and have granted them certain of the stock options described in the above table. Each of Mr. Fitting and Mr. Eymann has also agreed that he will not engage in any competitive business until after the second anniversary of his termination of employment, except in the case of involuntary termination without cause.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Lim, Lee, Grimes, and Elliott. There were no interlocking relationships between our company and other entities that might affect the determination of the compensation of our executive officers. Mr. Lim is currently the Chairman of Stetsys Pte Ltd and Stetsys US, Inc. and has been the Group Director of Singapore Technologies Pte Ltd since February 1995. Additionally, Mr. Lee served as a Regional Director of Singapore Technologies Pte Ltd until December 1998.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation contains a provision that eliminates the personal liability of the members of our Board of Directors for violations of their fiduciary duty of care as a director. However, this provision does not apply where there has been any of the following:

           bad faith, intentional misconduct, or a knowing violation of law;

           the payment of a dividend or approval of a stock repurchase which is deemed illegal, or any other violation of Section 719 of the New York Business Corporation Law; or

           a financial profit or advantage to which the director was not legally entitled.

     Our certificate of incorporation also contains a provision which allows us, to the fullest extent permitted by Sections 721 through 726 of the New York Business Corporation Law, to indemnify our directors and officers from and against any and all expenses or liabilities arising from or in connection with their serving in such capacities with us. This right of indemnification continues once such a person ceases to be a director or officer of our company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of December 31, 1999, the ownership of our common stock by (i) each person who is known by us to own of record or beneficially more than 5% of our outstanding common stock, (ii) each of our directors and our Chief Executive Officer and Executive Vice President, and
(iii) all directors and executive officers of our company as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated subject to applicable community property law.

                                                                          PERCENTAGE         PERCENTAGE
                                                                           OF CLASS           OF CLASS
                                                          NUMBER         BEFORE THIS         AFTER THIS
                  NAME AND ADDRESS                     OF SHARES(1)      OFFERING(1)        OFFERING(1)
                  ----------------                     ------------      -----------        -----------
Stetsys US, Inc.(2)..................................    1,180,000          10.99%              9.27%
Stetsys Pte Ltd(2)...................................    9,676,800(3)       90.15%             75.99%
Robert C. Fitting(4).................................      238,635(5)        2.20%              1.86%
Steven W. Eymann(4)..................................      237,835(6)        2.18%              1.84%
Garry D. Kline(4)....................................       42,493(7)           *                  *
Ming Seong Lim(2)....................................            0              0                  0
Yip Loi Lee(4).......................................       10,000(8)           *                  *
Robert A. Grimes(4)..................................       10,000(8)           *                  *
Dennis W. Elliott(4).................................       10,000(8)           *                  *
Kum Chuen Tang(2)....................................       10,000(8)           *                  *
All directors and executive officers
  of the company as a group (eight
  persons)...........................................      558,963           5.07%              4.29%

------------

*   Less than one percent.

(1) The numbers and percentages shown include the shares of common stock actually owned as of December 31, 1999 and the shares of common stock that the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of December 31, 1999 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person. The percentage shown after this offering does not give effect to exercise of the underwriters' option to purchase an additional 300,000 units in this offering to cover over-allotments or the exercise of the warrants included in the units sold in this offering.

(2) The address for each of these shareholders is: c/o Singapore Technologies Pte Ltd, 83 Science Park Drive, #01-01/02 The Curie, Singapore Science Park, Singapore 118258.


(3) The shares reported as owned by Stetsys Pte Ltd include the shares reported as beneficially owned by Stetsys US, Inc., of which Stetsys Pte Ltd is the sole stockholder. The Minister of Finance (Incorporated) of Singapore owns 100% of the stock of Singapore Technologies Pte Ltd, which in turn owns 100% of Stetsys Pte Ltd. An aggregate of 3,900,000 of the outstanding shares held by Stetsys Pte Ltd. and Stetsys US Inc. are subject to a lock-in agreement required by certain state regulatory authorities, as described in 'Principal Shareholders -- Lock-in Agreements.'


(4) The address for each of these shareholders is: c/o Radyne ComStream Inc., 3138 East Elwood Street, Phoenix, Arizona 85034.


(5) Includes 105,635 shares underlying exercisable options held by Mr. Fitting. Of the outstanding shares owned by Mr. Fitting, 59,500 shares are, and 40% of any shares acquired by Mr. Fitting upon exercise of options may be, subject to a lock-in agreement required by certain state regulatory authorities, as described in 'Principal Shareholders -- Lock-in Agreements.'

                                              (footnotes continued on next page)

(footnotes continued from previous page)


(6) Includes 169,735 shares underlying exercisable options held by Mr. Eymann. Of the outstanding shares owned by Mr. Eymann, 27,250 shares are, and 40% of any shares acquired by Mr Eymann upon exercise of options may be, subject to a lock-in agreement required by certain state regulatory authorities, as described in 'Principal Shareholders -- Lock-in Agreements.'



(7) Includes 14,242 shares underlying exercisable options held by Mr. Kline. Of the outstanding shares owned by Mr. Kline, 11,500 are, and 40% of any shares acquired by Mr. Kline upon exercise of options may be, subject to a lock-in agreement required by certain state regulatory authorities, as described in 'Principal Shareholders -- Lock-in Agreements.'


(8) Represents 10,000 shares underlying exercisable options held by each of Messrs. Elliott, Grimes, Lee and Tang.


LOCK-IN AGREEMENTS



     We have entered into lock-in agreements with Stetsys Pte Ltd, Stetsys US Inc. and Messrs. Fitting, Eymann and Kline pursuant to which these shareholders have agreed not sell, pledge, hypothecate, assign, grant any option for the sale of, or otherwise transfer or dispose of an aggregate of 3,998,250 shares of our common stock owned by these shareholders, plus any shares issued to these shareholders with respect to the locked-in shares in any stock dividend, stock split, recapitalization or similar transaction, plus



           40% of any shares acquired by these shareholders pursuant to the exercise of any option during the terms of the lock-in agreement.



     These lock-in agreements were required by certain state regulatory authorities and the terms of these agreements cannot be amended without the consent of these regulatory authorities.



     In the event of a dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of our assets or securities (including by way of a tender offer), or any other transaction or proceeding with a person who is not a Promoter (as defined in the North American Securities Administrators Association Statement of Policy on Corporate Securities Definitions) which results in a distribution of our assets or securities while the lock-in agreements are in effect:



           all holders of our common stock, except the shareholders who are party to the lock-in agreements with respect to the shares they own that are subject to the lock-in agreements, will first share in any such distribution on a per-share basis until they have received an amount equal to the offering price of the units sold in this offering for each share of our common stock that they own, then all of the shareholders who are parties to the lock-in agreements will share in such distribution on a per-share basis with respect to the shares they own that are the subject of the lock-in agreements until they have received an amount equal to the offering price of the units sold in this offering for each such share of common stock, then all of our shareholders will share in any remaining portion of the distribution equally on a per-share basis.



     The distribution may be made on terms that are more favorable to the shareholders who are party to the lock-in agreements if a majority of the shares of common stock held by our other shareholders vote in favor of, or consent to, such terms.



     During the term of the lock-in agreements the shareholders who are parties to such agreements cannot vote any of their shares in favor of any dissolution, liquidation, merger, consolidation, reorganization, sale or exchange of our assets or securities (including by way of a tender offer), or any other transaction or proceeding which results in a distribution of our assets or securities unless a majority of our independent directors have approved the transaction.

     Unless the lock-in agreements terminate sooner, as described below, commencing one year from the date this offering is closed 2 1/2% of the locked-in shares held by the shareholders will be released from the terms of the lock-in agreements each quarter. All shares remaining subject to the lock-in agreements will be released on the second anniversary of the date this offering is closed.



     The lock-in agreements have a two year term commencing on the closing of this offering, but will terminate earlier if our common stock becomes a 'covered security' as defined under the National Securities Markets Improvement Act of 1996. Our common stock would be a covered security if it were to be listed on a national stock exchange or on Nasdaq's National Market.


                              CERTAIN TRANSACTIONS

     As disclosed under 'Management -- Director and Executive Compensation,' we made loans of: (1) $200,000 to Robert C. Fitting on October 8, 1999;
(2) $100,000 to Steven W. Eymann on November 1, 1999; and (3) $50,000 to Garry
D. Kline on October 11, 1999. The proceeds of these loans were used by each of Messrs. Fitting, Eymann, and Kline to exercise stock options in October and November 1999 for an aggregate of 217,851 shares of common stock granted under the 1996 Incentive Stock Option Plan.

     Sales of products in the ordinary course of business to Agilis Communication Technologies Pte Ltd, an affiliated company under the common control of ST, were $69,000 for the nine months ended September 30, 1999, $65,000 for the year ended December 31, 1998, $540,000 for the year ended December 31, 1997, $375,000 for the six-month period ended December 31, 1996, and $118,900 for the year ended June 30, 1996. Accounts receivable from Agilis were $5,000 at September 30, 1999 and $52,000 at December 31, 1998.

     Until October 1998, ETS was a wholly owned subsidiary of ST. Sales of products in the ordinary course of business to ETS were $50,000 for the year ended December 31, 1998, $152,000 for the year ended December 31, 1997, $307,300 for the six-month period ended December 31, 1996, and $311,600 for the year ended June 30, 1996.

     We purchased $22,100 of machinery and equipment and $805,000 in inventory from ETS during the six-month period ended December 31, 1996. We purchased $2,461,000 of inventory from ETS during the year ended June 30, 1996.

     Prior to January 1997, ETS provided us with management services. Fees for these services were $60,000 for the six-month period ended December 31, 1996 and $120,000 for the year ended June 30, 1996.

     ST made an unsecured loan of $4,500,000 to us on August 12, 1996. We used the proceeds of this loan to repay a portion of an outstanding loan payable to ETS. We repaid the ETS loan in full on February 10, 1997 with the proceeds of loans from Citibank, N.A. and ST.

     ST made several loans, totaling $2,100,000, to us in November and December 1996. These loans earned interest of 8% per annum and we repaid them in March 1997 with the proceeds of a new loan of $4,100,000 from ST. This ST loan was ultimately repaid with the proceeds of a rights offering that was completed on June 16, 1997. In such rights offering, ST purchased 1,976,000 shares of our common stock at $2.50 per share, for an aggregate purchase price of $4,940,000.

     During 1998, we received loans totaling $5,618,272 from ST, which bore interest at rates ranging from 6.625% to 6.844%. We used the proceeds from these loans to repay and terminate a bank line of credit with Bank of America NT & SA, for which ST had provided a non-binding letter of awareness. In October 1998, ST loaned us an additional $10.0 million in connection with the ComStream acquisition. This note bore interest at 6.375% and was repayable out of the proceeds of the rights offering commenced on September 30, 1999. On September 30, 1999, ST instructed us to capitalize the entire $15,618,272 principal amount of the debt we owed to ST in partial exercise of its rights. In October 1999, ST exercised the balance of its rights by paying cash to us in the amount of $423,700. We used these funds, along with $932,200 of cash on hand, to pay the accrued interest due of $1,355,000 to ST as of September 30, 1999.

     Interest expense on notes payable to ST was $732,000 for the nine months ended September 30, 1999, $581,000 for the year ended December 31, 1998, $148,000 for the year ended December 31, 1997, $205,900 for the six-month period ended December 31, 1996, and $248,400 for the year ended June 30, 1996. Accrued interest on notes payable to ST was $1,355,000 at September 30, 1999.

     We acquired the assets of Merit Microwave, Inc. in 1995. As a part of this transaction, we hired Peter Weisskopf, the principal shareholder and CEO of Merit, as the president of our Microwave Products Division. We also agreed to pay royalties to Mr. Weisskopf throughout the course of his employment. We paid royalties to Mr. Weisskopf of $5,600 for the year ended December 31, 1997, and $4,600 for the year ended December 31, 1996. His employment with us was terminated in March 1998 and we paid no royalties to Mr. Weisskopf in 1998 or thereafter.

     We believe that all of the foregoing transactions were on terms no less favorable to us than we could have obtained in arms length transactions with unaffiliated third parties.

     At the time the transactions described above were entered into we did not have two disinterested independent directors to ratify the transactions, as required by NASAA's Statement of Policy Regarding Loans and Other Material Affiliated Transactions. All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of our independent directors who do not have an interest in the transactions and who have access, at our expense, to our counsel or independent legal counsel. All future loans will be for a bona fide business purpose and will be approved by a majority of the disinterested directors.

     We have agreed with certain state regulatory authorities that so long as our securities are registered in such states, or one year from the date of this prospectus, whichever is longer, we will not make loans to our officers, directors, employees or principal shareholders, except for loans made in the ordinary course of business, such as travel advances, expense account advances, relocation advances, or reasonable salary advances.

                           DESCRIPTION OF SECURITIES

GENERAL

     We are incorporated in the State of New York. We are authorized to issue 20,000,000 shares of common stock, par value $.002 per share.

UNITS

     Each unit being offered hereby consists of one share of common stock and one redeemable common stock purchase warrant to purchase one share of our common stock. The common stock and the warrants included in the units will not be transferable until 180 days after the date of this prospectus or such earlier date as HD Brous & Co. Inc. may determine.

COMMON STOCK

     The following summary description of the common stock is qualified in its entirety by reference to our Certificate of Incorporation.

     As of December 31, 1999, there were 10,733,977 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. There is no cumulative voting for election of directors. Holders of common stock are entitled to receive dividends ratably when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon our liquidation, dissolution or winding up are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are, and the shares of common stock being sold in this offering and the shares of common stock issuable upon exercise of the warrants sold in this offering will be, when issued, validly authorized and issued, fully paid and nonassessable.

COMMON STOCK PURCHASE WARRANTS

     General. The following is a brief summary of the material provisions of the warrants included in the units offered hereby. This summary is qualified in all respects by reference to the actual text of the warrant agreement between us and Continental Stock Transfer and Trust Company as warrant agent. A copy of the warrant agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

     Exercise Price and Terms. Each warrant entitles the holder thereof to
purchase one share of common stock at a price of $     per share (125% of the
public offering price of the units), subject to adjustment in accordance with the anti-dilution and other provisions described below. The exercise price of the warrants is not related to any objective criteria of value and should not be regarded as an indication of any future market price of the common stock. The warrant will become exercisable when it becomes separately transferable from the common stock in the unit. The warrants will become separately transferable 180 days following the date of this prospectus or such earlier date as HD Brous & Co. Inc. may determine. The warrants will remain exercisable until the earlier of (a) the fifth anniversary of the date of this prospectus or (b) the close of business on the day before the redemption date described below. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to our warrant agent, with the subscription form on the reverse side of the warrant certificate properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration or redemption of the warrants. No fractional shares will be issued upon exercise of the warrants.

     Adjustments. The exercise price and number of shares of our common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of certain events, including the following:

           stock dividends,

           stock splits,
           combinations or reclassifications of our common stock, and the issuance of rights or warrants to all holders of our common stock to purchase or subscribe for additional shares of our common stock or other securities convertible into common stock at a price below the then current market price of the common stock.

Additionally, an adjustment would be made in the case of:

           a capital reorganization, reclassification or exchange of our common stock,

           our consolidation or merger with or into another corporation (other than a consolidation or merger in which we are the surviving corporation), or sale of all or substantially all of our assets.

     These adjustments will enable warrantholders to acquire the kind and number of shares of stock or other securities or property that the holder would have received if he or she had exercised his or her warrants immediately prior to the event that causes the adjustment.

     No adjustment will be made until the cumulative adjustments in the exercise price per share amount to $.01 or more. No adjustment to the number of shares and exercise price of the shares subject to the warrants will be made for dividends (other than stock dividends), if any, paid on our common stock or for common stock issued pursuant to our 1996 Incentive Stock Option Plan, our 1999 Employee Stock Purchase Plan, or any other employee option plan or employee stock plan that may be adopted in the future, or upon exercise of the warrants, the representative's purchase option or any other option or warrant outstanding as of the date of this prospectus.

     Redemption Provisions. Commencing one year from the date of this prospectus, or earlier with the consent of HD Brous & Co., Inc., we can redeem the warrants at $.01 per warrant on not less than 30 nor more than 60 days' prior written notice. The warrants may only be redeemed if:

           from the date our Board of Directors decides to redeem the warrants until the redemption date, there is a current and effective registration statement covering the warrants and the underlying shares, our common stock is listed on any Nasdaq Stock Market, the New York Stock Exchange, or the American Stock Exchange, and

           the closing sales price of our common stock as reported by Nasdaq
           equals or exceeds $       per share on each of the 20 consecutive
           trading days ending not earlier than 5 days prior to the date on which the warrants are called for redemption.

     In the event that we elect to redeem the warrants, the warrants will be exercisable until the close of business on the day prior to the redemption date. Any warrants that are not exercised by such time will cease to be exercisable and the holder will be entitled only to the redemption price.

     Transfer, Exchange, and Exercise. The warrants will be issued in registered form and may be presented to our transfer and warrant agent for transfer, exchange, or exercise at any time on or prior to their expiration or redemption. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. There can be no assurance, however, that a market for the warrants will develop or continue.

     Warrantholder is not a Shareholder. Until a holder exercises his or her warrants, he or she will not have any voting, dividend, or other rights as a shareholder.

     Modification of Warrants. We and our warrant agent may make such modifications to the warrant agreement as are deemed necessary and desirable and that do not adversely affect the interests of the warrantholders. No other modifications may be made to the warrant agreement or the warrants without the consent of the majority of the warrantholders. Modification of the number of securities purchasable upon the exercise of any warrant, the exercise price, and the acceleration of the expiration date with respect to any warrant will require the consent of the holder of such warrant.

     Certain Federal Income Tax Considerations. The warrantholder will not recognize a gain or loss upon the exercise of a warrant. If a warrantholder sells his or her warrant or if we redeem a warrant, the holder will recognize a gain or loss in an amount equal to the difference between the amount realized by the holder from the sale or redemption and the holder's adjusted basis in the warrant. Provided that the holder is not a dealer in the warrants and that the common stock would have been a capital asset in the hands of the holder had the warrant been exercised, any gain or loss from the sale or redemption of the warrant will be a long-term or short-term capital gain or loss to the holder depending on whether the warrant had been held for more than one year. Upon the expiration of a warrant, a loss equal to the warrantholder's adjusted basis in the warrant will be a long-term or short-term capital loss, depending on whether the warrant has been held for more than one year.

TRANSFER AND WARRANT AGENT

     We have appointed Continental Stock Transfer & Trust Company, 2 Broadway, 19th Floor, New York, NY 10004, as transfer agent for the units, common stock, and warrants and as warrant agent for the warrants.

NASDAQ SMALLCAP MARKET LISTING


     Our units, common stock, and warrants have been approved for listing on the Nasdaq SmallCap Market, under the symbols 'RADNU,' 'RADN' and 'RADNW,' respectively, subject to the effectiveness of this offering.


                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale, or availability for sale, of a substantial number of shares of common stock in the public market subsequent to this offering pursuant to Rule 144 of the Securities Act or otherwise could materially adversely affect the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities or debt financing. Upon completion of this offering, there will be approximately 12,733,977 shares of common stock issued and outstanding. Of these shares, we believe that approximately 2,763,741 would be freely transferable immediately. ST and certain of our officers hold 9,906,151 shares, which would be eligible for resale subject to the volume and manner of sale limitations of Rule 144 of the Securities Act. An additional 64,084 shares are 'restricted securities' as that term is defined in Rule 144 and are eligible for sale under the provision of Rule 144(k).

     A total of 1,790,670 shares of common stock remain reserved for issuance under the 1996 Incentive Stock Option Plan and options to purchase an aggregate of 1,542,706 shares of common stock were outstanding under the plan as of December 31, 1999. All of the shares issuable upon exercise of such options are covered by a currently effective registration statement on Form S-8. The issuance of 1,000,000 shares of our common stock pursuant to our 1999 Employee Stock Purchase Plan is covered by a currently effective registration statement in Form S-8. The shares of common stock issuable under our 1996 Incentive Stock Option Plan and 1999 Employee Stock Purchase Plan will be freely transferable when they are issued, except for shares that may be acquired by our affiliates. These shares will be subject to the volume and manner of sale limitations contained in Rule 144.

     The shares of common stock outstanding that are deemed to be 'restricted securities' (as that term is defined under Rule 144) or that are owned by our affiliates may only be sold pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Restricted shares and shares of common stock held by our affiliates that are not 'restricted' will be eligible for sale, under Rule 144, subject to certain volume and manner of sale limitations prescribed by Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including a person who may be deemed an 'affiliate' of the company, who has beneficially owned restricted securities for at least one year may sell, within any three-month period, a number of shares that does not exceed the greater of:
(1) 1% of the then outstanding shares of common stock or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales of shares held by our affiliates that are not 'restricted' are subject to such volume limitations, but are not subject to the holding period requirement. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about our company. A person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale by such person, and who has beneficially owned the restricted shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to any of the restrictions described above.

     Prior to this offering, the public market for our securities has been very limited as trading in our common stock has been infrequent. Following this offering, we cannot predict the effect, if any, that the availability for sale of shares held by our current shareholders will have on the market price from time to time. Nevertheless, sales by our current shareholders of a substantial number of shares of common stock in the public market could materially and adversely affect the market price for our common stock. In addition, the availability for sale of a substantial number of shares of our common stock acquired through the exercise of the warrants or outstanding options could materially adversely affect the market price for our common stock.

                                  UNDERWRITING

GENERAL

     We intend to offer our units in the United States through HD Brous & Co., Inc. as the representative of the several underwriters. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase from us, the number of units listed next to its name in the following table:

                        UNDERWRITER                           NUMBER OF UNITS
                        -----------                           ---------------
HD Brous & Co., Inc. .......................................

                                                                 ---------
       Total................................................     2,000,000
                                                                 ---------
                                                                 ---------

     The underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the units being sold under the terms of the agreement if any of the units are sold. The units are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters and subject to approval of legal matters by counsel and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     We have granted an option to the underwriters to purchase up to an additional 300,000 units at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option within 45 days after the date of this prospectus solely to cover over-allotments, if any, made on the sale of our units offered by this prospectus. If the underwriters exercise this option, they will each purchase additional units in approximately the same proportion as the amounts set forth in the table above. We will pay the expenses associated with the exercise of this over-allotment option.

     The underwriters will purchase the units from us at the public offering price set forth on the cover page of this prospectus, less a discount equal to 9% of the public offering price. The underwriters propose initially to offer the units to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not
more than $    per unit. The underwriters may allow, and such dealers may
reallow, a discount of not more than $        per unit to some other dealers.
After the initial offering, the
underwriters may change the public offering price, concession, and discount. The following table shows the per unit and total underwriting discounts that we will pay to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option and does not include the 3% non-accountable expense allowance payable to the representative.

                                                                        PAID BY
                                                                 RADYNE COMSTREAM INC.
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Unit....................................................  $             $
Total.......................................................  $             $

     In addition to the underwriting discount, we will pay all other expenses of the offering, which we estimate will be $510,443.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, we have agreed to sell to the representative, for nominal consideration, a non-redeemable option to purchase from us up to 200,000 shares of common stock at an exercise price of $ per share (125% of the offering price of the units). The representative's purchase option will be exercisable for a period of four years beginning one year after the effective date of this prospectus. During the term of the option, the representative may not sell, transfer, assign, or hypothecate the option, except to officers and employees of HD Brous who are also shareholders of HD Brous, all of whom will be bound by such restrictions. The holders of the representative's purchase option will have no voting, dividend or other rights as shareholders with respect to the shares underlying the option until they exercise such option. We have agreed to register the underlying stock at the holder's request and will bear costs related thereto, other than underwriting discounts and commissions. We also have agreed that for seven years after the effective date of this prospectus, we will give the holders of the representative's purchase option advance notice of our intention to file a registration statement. The holders of the representative's purchase options may require us to include the option and/or the underlying stock in such registration statement at our expense.

     The holders of the representative's purchase option can be expected to exercise the option at a time when the market price for our common stock is higher than the exercise price of the option. This could adversely affect the terms on which we could obtain additional financing in the future. Any profit that the underwriters receive upon the sale of the shares of common stock issued upon exercise of the option may be deemed to be additional underwriting compensation.

     We, our executive officers and directors, and ST have agreed that without the prior written consent of HD Brous, for a period of six months after the date of this prospectus we and they will not, directly or indirectly offer, pledge, sell (including a short sale or sale against the box), contract to sell, establish an open 'put equivalent position' within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, grant any option, right for the sale of, or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, or publicly announce the intention to do any of the foregoing.

     Under the underwriting agreement, we have agreed that for two years after the date of this prospectus our Board of Directors will include at least three members who are reasonably acceptable to the representative and who are not (a) an employee or 5% stockholder of our company or (b) an employee, officer, director or beneficial owner of 5% or more of any person that, directly or indirectly, beneficially owns 5% or more of our common stock. H.D. Brous has agreed that Messrs. Lee, Grimes and Elliott are deemed to satisfy this requirement regarding our directors. The underwriting agreement also requires that we maintain key man life insurance policies on the lives of Robert Fitting and Steven Eymann in the amounts of $1,000,000 and $500,000, respectively. Such policies shall be effective for the lesser of the term of their respective employment with our company or three years.

     Prior to this offering, our common stock has traded on a limited basis on the OTC Bulletin Board. The public offering price of the units will be determined through negotiations between the underwriters and us. The factors to be considered in determining the public offering price, in addition to prevailing market conditions, include:

           the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

           our financial condition and results,

           the history of, and the prospects for, our company and the industry in which we compete,

           an assessment of our management,

           our past and present operations,

           an assessment of the prospects for, and timing of, our future revenues,

           the present state of our development, and

           the percentage interest of our business being sold as compared to the valuation of our business.

     We cannot assure you that an active trading market will develop for our units, common stock, and warrants or that our units, common stock and warrants will trade in the public market subsequent to the offering at or above the public offering price.

     The underwriters do not expect sales of our units, common stock or warrants to any accounts over which they exercise discretionary authority to exceed 5% of the number of units being offered under this prospectus.

     Until the distribution of our units, common stock, or warrants is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase our units, common stock and warrants. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our units, common stock or warrants. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our units, common stock or warrants.

     If the underwriters create a short position in our units, common stock, or warrants in connection with this offering, that is, if they sell more units than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our units in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representative also may impose a penalty bid on selling group members. This means that if the underwriters purchase units in the open market to reduce their short position or to stabilize the price of our units, the representative may reclaim the amount of the selling concession from the selling group members who sold those securities as part of this offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid also might have an effect on the price of our units, common stock or warrants to the extent that it discourages resales of our units, common stock or warrants.

     Neither the underwriters nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our units, common stock or warrants. In addition, neither the underwriters nor we make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     During 1998, the State of Connecticut Department of Banking and the State of New Jersey Bureau of Securities conducted an examination of books and records and interviewed certain personnel located in HD Brous' offices in those states. Following that examination, the states alleged that HD Brous failed to enforce its procedures to reasonably supervise certain of its sales agents' use of written sales materials, which resulted in violations of those states' securities laws. In order to resolve issues raised as a result of the examination without the expense and delay of an administrative hearing, in August 1998 HD Brous entered into a joint consent order with the states of Connecticut and New Jersey without admitting or denying the allegations and without any hearing or presentation of evidence. Under the consent order, HD Brous agreed to (a) cease and desist from engaging in conduct that would violate Connecticut or New Jersey securities laws by reason of failing to establish written supervisory procedures and a system for applying them to prevent the use of written sales presentations that have not been approved by HD Brous, (b) engage a consultant to review HD Brous' policies and procedures and prepare a written report for HD Brous, and (c) pay an aggregate of $30,000 in administrative fines to the states of Connecticut and New Jersey.

                                 LEGAL MATTERS

     Dorsey & Whitney LLP, New York, New York, will pass upon the validity of the issuance of the units, common stock and warrants offered by this prospectus on our behalf. Greenberg Traurig, LLP Phoenix, Arizona, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The restated consolidated financial statements of Radyne ComStream Inc. as of December 31, 1998 and for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, which is included herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of Radyne ComStream Inc. at December 31, 1997, for the year then ended, for the six months ended December 31, 1996, and for the year ended June 30, 1996, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of ComStream Holdings, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in our Report on Form 8-K/A filed with the Securities and Exchange Commission on May 5, 1999, as set forth in their report, which is included and incorporated by reference in this prospectus. The consolidated financial statements of ComStream Holdings, Inc. are included and incorporated by reference in reliance on the report of Ernst & Young LLP, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy any reports or other information concerning us at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also request copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at 'http://www.sec.gov.' Information concerning us is not available from any securities exchange as our common stock is not traded on any securities exchange.

     We filed a registration statement with respect to the units, common stock, and warrants we are offering. Pursuant to SEC rules and regulations, this prospectus does not contain all of the information that you can find in such registration statement. You may read and copy this information in the same way as any other information that we file with the SEC.

     Statements in this prospectus concerning any document filed as an exhibit to this registration statement summarize all material provisions. Each of those statements is qualified in its entirety by reference to the complete document. For more detailed information, you should refer to the copy of the complete document filed as an exhibit to this registration statement. These documents, filed with the SEC, may be inspected and copied, and obtained by mail, from the SEC as set forth above and will be available for inspection and copying at our principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034 during regular business hours by any interested holder of our stock or his or her representative who has been so designated in writing.

     The SEC allows us to 'incorporate by reference' information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC, including our annual, quarterly, and current reports. This prospectus incorporates by reference the documents set forth below, which we previously filed with the SEC. These incorporated documents contain important information about our finances and us. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. The information incorporated by reference is an important part of this prospectus.

     We incorporate by reference into this prospectus:

           our Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 1998;

           our quarterly report on Form 10-Q/A for the quarter ended March 31, 1999;

           our quarterly report on Form 10-Q/A for the quarter ended June 30, 1999;

           our quarterly report on Form 10-Q for the quarter ended September 30, 1999; and

           our current report on Form 8-K/A filed on May 5, 1999, which contains audited financial statements of ComStream Holdings, Inc. for its fiscal years ended December 31, 1995, 1996 and 1997; unaudited financial statements of ComStream Holdings, Inc. for the nine months ended September 30, 1998; and pro forma financial information for the year ended December 31, 1997 and the nine months ended September 30, 1998 reflecting our financial performance during these periods as if our acquisition of ComStream Holdings, Inc. had taken place effective January 1, 1997.

     Documents incorporated by reference may be obtained through the SEC and are available from us without charge, other than exhibits, unless we have specifically incorporated by reference an exhibit in this document. You may obtain documents incorporated by reference in this document from us by making a request by telephone at (602) 437-9620 or in writing at the following address:

           Director of Administration
           Radyne ComStream Inc.
           3138 East Elwood Street
           Phoenix, AZ 85034.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                             RADYNE COMSTREAM INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Reports...............................   F-2
Consolidated Financial Statements:
     Consolidated Balance Sheets -- December 31, 1998
      (Restated) and 1997...................................   F-4
     Consolidated Statements of Operations -- Years Ended
      December 31, 1998 (Restated) and 1997, the Six-Month
      Period Ended December 31, 1996 and the Year Ended
      June 30, 1996.........................................   F-5
     Consolidated Statements of Stockholders' Capital
      Deficiency -- Years Ended December 31, 1998 (Restated)
      and 1997, the Six-Month Period Ended December 31,
      1996 and the Year Ended June 30, 1996.................   F-6
     Consolidated Statements of Cash Flows -- Years Ended
      December 31, 1998 (Restated) and 1997, the Six-Month
      Period Ended December 31, 1996 and the Year Ended
      June 30, 1996.........................................   F-7
     Notes to Consolidated Financial Statements -- Years
      Ended December  31, 1998 (Restated) and 1997, the
      Six-Month Period Ended December 31, 1996 and the Year
      Ended June 30, 1996...................................   F-8
     Unaudited Pro Forma Condensed Combined Statement of
      Operations for the Year ended December 31, 1998.......  F-23
     Notes to Unaudited Pro Forma Condensed Combined
      Statement of Operations...............................  F-24
     Condensed Consolidated Balance Sheet as of
      September 30, 1999 (Unaudited)........................  F-25
     Condensed Consolidated Statements of Operations for the
      Nine Months Ended September 30, 1998 and 1999
      (Unaudited)...........................................  F-26
     Condensed Consolidated Statements of Cash Flows for the
      Nine Months Ended September 30, 1998 and 1999
      (Unaudited)...........................................  F-27
     Notes to Unaudited Condensed Consolidated Financial
      Statements............................................  F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
RADYNE COMSTREAM INC.:

     We have audited the accompanying restated consolidated balance sheet of Radyne ComStream Inc. and subsidiaries (the Company) (a 90.6%-owned subsidiary of Singapore Technologies Pte Ltd) as of December 31, 1998, and the related restated consolidated statements of operations, stockholders' capital deficiency, and cash flows for the year then ended. These restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these restated consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

     As discussed further in Note 4, the 1998 consolidated financial statements have been restated to reflect additional stock option compensation expense.

                                          /S/ KPMG LLP

Phoenix, Arizona
March 19, 1999, except for
  Note 4, which is as of
  August 4, 1999

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
RADYNE COMSTREAM INC.
Phoenix, Arizona

     We have audited the accompanying balance sheet of Radyne ComStream Inc. (formerly Radyne Corp.) (the 'Company') as of December 31, 1997, and the related statements of operations, stockholders' capital deficiency, and cash flows for the year ended December 31, 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of its operations and its cash flows for the year ended December 31, 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996 in conformity with generally accepted accounting principles.

                                          /S/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 4, 1998

                             RADYNE COMSTREAM INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1998
                                                                RESTATED        1997
                                                                --------        ----
                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $    254,956   $   569,692
    Accounts receivable -- trade, net of allowance for
      doubtful accounts of $632,815 and $15,000,
      respectively..........................................     7,270,732     2,359,443
    Other receivable........................................     1,265,000       --
    Inventories, net........................................     9,380,478     5,389,920
    Prepaid expenses........................................       590,161        68,076
                                                              ------------   -----------
         Total current assets...............................    18,761,327     8,387,131
                                                              ------------   -----------
Property and equipment, net.................................     5,533,645     1,322,551
Other assets:
    Designs and drawings, net of accumulated amortization of
      $705,404 at December 31, 1997.........................       --            471,935
    Purchased technology, net of accumulated amortization of
      $105,000 at December 31, 1998.........................     2,395,000       --
    Goodwill, net of accumulated amortization of $35,960 at
      December 31, 1998.....................................     2,278,300            --
    Deposits and other......................................       222,442        50,000
                                                              ------------   -----------
         Total other assets.................................     4,895,742       521,935
                                                              ------------   -----------
                                                              $ 29,190,714   $10,231,617
                                                              ------------   -----------
                                                              ------------   -----------
               LIABILITIES AND STOCKHOLDERS'
                    CAPITAL/(DEFICIENCY)
Current liabilities:
    Note payable under line of credit agreement.............  $  8,000,000     5,000,000
    Note payable............................................     7,000,000       --
    Current installments of obligations under capital
      leases................................................       124,891       109,258
    Accounts payable, trade.................................     3,291,915       667,202
    Accounts payable, affiliate.............................         8,150        16,062
    Accrued expenses........................................     9,140,341       901,032
    Taxes payable...........................................       --             38,720
                                                              ------------   -----------
         Total current liabilities..........................    27,565,297     6,732,274
Notes payable to affiliates.................................    15,618,272       --
Note payable under line of credit agreement.................       --          4,500,000
Obligations under capital leases, excluding current
  installments..............................................        88,588        93,543
Accrued stock option compensation...........................     1,155,477       --
Taxes payable...............................................       --             55,861
                                                              ------------   -----------
         Total liabilities..................................    44,427,634    11,381,678
                                                              ------------   -----------
Commitments, contingent liabilities and subsequent events
  (notes 2, 9, 10, 11 14, 18, 19 and 20)
Stockholders' capital deficiency:
    Common stock; $.002 par value -- authorized, 20,000,000
      shares; issued and outstanding, 5,931,346 shares at
      December 31, 1998 and 1997............................        11,862        11,862
    Additional paid-in capital..............................     6,105,404     5,694,806
    Accumulated deficit.....................................   (21,354,186)   (6,816,643)
    Notes receivable from stockholders......................       --            (40,086)
                                                              ------------   -----------
         Total stockholders' capital deficiency.............   (15,236,920)   (1,150,061)
                                                              ------------   -----------
                                                              $ 29,190,714   $10,231,617
                                                              ------------   -----------
                                                              ------------   -----------

          See accompanying notes to consolidated financial statements.

                             RADYNE COMSTREAM INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             YEAR ENDED                    SIX-MONTH
                                            DECEMBER 31,    YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                1998       DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                              RESTATED         1997           1996          1996
                                              --------         ----           ----          ----
Net sales.................................  $ 21,111,704   $13,446,852    $ 4,905,059    $ 3,829,523
Cost of sales.............................    15,808,459     8,022,262      4,052,433      2,559,350
                                            ------------   -----------    -----------    -----------
          Gross profit....................     5,303,245     5,424,590        852,626      1,270,173
                                            ------------   -----------    -----------    -----------

Operating expenses:
     Selling, general and
       administrative.....................     5,531,213     4,242,138      1,437,971      1,843,576
     Research and development.............     4,296,268     2,262,066        808,025      1,794,823
     Stock option compensation expense....     1,566,075       --             --             --
     In-process research and
       development........................     3,909,000       --             --             --
     Restructuring costs..................     3,100,000       --             --             --
     Asset impairment charge..............       262,935       --             421,000        --
                                            ------------   -----------    -----------    -----------
          Total operating expenses........    18,665,491     6,504,204      2,666,996      3,638,399
                                            ------------   -----------    -----------    -----------
Loss from operations......................   (13,362,246)   (1,079,614)    (1,814,370)    (2,368,226)

Other (income) expense:
     Interest expense, net................     1,198,777       677,102        255,604        256,871
     Other................................       (23,480)      --             --             --
                                            ------------   -----------    -----------    -----------
Net loss..................................  $(14,537,543)  $(1,756,716)   $(2,069,974)   $(2,625,097)
                                            ------------   -----------    -----------    -----------
                                            ------------   -----------    -----------    -----------
Basic net loss per common share...........  $      (2.45)  $     (0.35)   $     (0.55)   $     (0.70)
                                            ------------   -----------    -----------    -----------
                                            ------------   -----------    -----------    -----------
Diluted net loss per common share.........  $      (2.45)  $     (0.35)   $     (0.55)   $     (0.70)
                                            ------------   -----------    -----------    -----------
                                            ------------   -----------    -----------    -----------
Weighted average number of common shares
  outstanding.............................     5,931,346     5,012,664      3,750,699      3,742,227
                                            ------------   -----------    -----------    -----------
                                            ------------   -----------    -----------    -----------

          See accompanying notes to consolidated financial statements.

                             RADYNE COMSTREAM INC.
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' CAPITAL DEFICIENCY
       YEARS ENDED DECEMBER 31, 1998 AND 1997, THE SIX-MONTH PERIOD ENDED
               DECEMBER 31, 1996 AND THE YEAR ENDED JUNE 30, 1996

                                                                                NOTES
                               COMMON STOCK       ADDITIONAL                  RECIEVABLE
                            -------------------    PAID-IN     ACCUMULATED       FROM
                             SHARES     AMOUNT     CAPITAL       DEFICIT     STOCKHOLDERS      TOTAL
                             ------     ------     -------       -------     ------------      -----
Balances, June 30, 1995...  3,729,721   $ 7,459     545,842       (364,856)     --              188,445
Shares issued to Merit
  Microwave...............     20,000        40      39,960        --           --               40,000
Net loss..................     --         --         --         (2,625,097)     --           (2,625,097)
                            ---------   -------   ---------    -----------     -------      -----------
Balances, June 30, 1996...  3,749,721     7,499     585,802     (2,989,953)     --           (2,396,652)
Additional shares issued
  to Merit Mircrowave.....     10,000        20      19,980        --           --               20,000
Net loss..................     --         --         --         (2,069,974)     --           (2,069,974)
                            ---------   -------   ---------    -----------     -------      -----------
Balances, December 31,
  1996....................  3,759,721     7,519     605,782     (5,059,927)     --           (4,446,626)
Issuance of common stock,
  net of issuance cost of
  $335,696................  2,171,625     4,343   5,089,024        --           --            5,093,367
Promissory notes received
  in connection with
  issuance of stock.......     --         --         --            --          (40,086)         (40,086)
Net loss..................     --         --         --         (1,756,716)     --           (1,756,716)
                            ---------   -------   ---------    -----------     -------      -----------
Balances, December 31,
  1997....................  5,931,346    11,862   5,694,806     (6,816,643)    (40,086)      (1,150,061)
Payments received on
  promissory notes........     --         --         --            --           40,086           40,086
Stock option plan,
  restated................     --         --        410,598        --           --              410,598
Net loss, restated........     --         --         --        (14,537,543)     --          (14,537,543)
                            ---------   -------   ---------    -----------     -------      -----------
Balances, December 31,
  1998, restated..........  5,931,346   $11,862   6,105,404    (21,354,186)     --          (15,236,920)
                            ---------   -------   ---------    -----------     -------      -----------
                            ---------   -------   ---------    -----------     -------      -----------

          See accompanying notes to consolidated financial statements.

                             RADYNE COMSTREAM INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED                    SIX-MONTH
                                                              DECEMBER 31,    YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                                  1998       DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                                RESTATED         1997           1996          1996
                                                                --------         ----           ----          ----
Cash flows from operating activities:
    Net loss................................................  $(14,537,543)  $(1,756,716)   $(2,069,974)   $(2,625,097)
    Adjustments to reconcile net loss to net cash used in
      operating activities:
         Loss on disposal of assets.........................      961,069          2,122        --             --
         Depreciation and amortization......................    1,041,088        454,183        177,535        276,913
         Asset impairment charge............................      262,935        --             421,000        --
         Stock option compensation..........................    1,566,075        --             --             --
         Write-off of in-process research and development...    3,909,000        --             --             --
    Increase (decrease) in cash resulting from changes in:
         Accounts receivable................................     (915,154)       374,459     (2,450,031)       251,806
         Prepaid expenses and other current assets..........     (179,931)        26,222        (73,872)        73,581
         Employee relocation incentives and advances........      --             --             --             112,353
         Inventories........................................    2,833,811     (3,398,560)      (840,691)      (247,843)
         Deposits and other.................................      242,787        (34,338)        (7,650)       --
         Accounts payable, trade............................     (985,095)      (138,077)       339,848       (113,243)
         Accounts payable, affiliate........................      113,682       (420,300)       436,362        --
         Accrued expenses...................................    1,932,071        (25,924)       545,990       (253,337)
         Taxes payable......................................      (94,581)       (28,487)       (24,053)       (56,063)
                                                              ------------   ------------   -----------    -----------
             Net cash used in operating activities..........   (3,849,786)    (4,945,416)    (3,545,536)    (2,580,930)
                                                              ------------   ------------   -----------    -----------
Cash flows from investing activities:
    Capital expenditures....................................     (543,630)      (593,072)      (255,118)      (388,770)
    Purchase of ComStream, net of cash acquired.............  (10,007,369)       --             --             --
                                                              ------------   ------------   -----------    -----------
             Net cash used in investing activities..........  (10,550,999)      (593,072)      (255,118)      (388,770)
                                                              ------------   ------------   -----------    -----------
Cash flows from financing activities:
    Net borrowings from notes payable under line of credit
      agreement.............................................    3,000,000      7,506,180      1,993,820        --
    Payments on notes payable under line of credit
      agreement.............................................   (4,500,000)       --             --             --
    Proceeds from notes payable to affiliates...............   15,618,272      4,600,000      6,600,000      3,052,912
    Payments on note payable to affiliate...................      --         (11,200,000)    (4,594,696)       --
    Net proceeds from sale of common stock..................      --           5,053,281        --             --
    Payments received on promissory notes issued in
      connection with common stock..........................       40,086        --             --             --
    Principal payments on capital lease obligations.........      (72,309)       (37,769)       (12,953)       (84,350)
                                                              ------------   ------------   -----------    -----------
             Net cash provided by financing activities......   14,086,049      5,921,692      3,986,171      2,968,562
                                                              ------------   ------------   -----------    -----------
Net increase (decrease) in cash.............................     (314,736)       383,204        185,517         (1,138)
Cash and cash equivalents, beginning of period..............      569,692        186,488            971          2,109
Cash and cash equivalents, end of period....................  $   254,956    $   569,692    $   186,488    $       971
                                                              ------------   ------------   -----------    -----------
                                                              ------------   ------------   -----------    -----------
Supplemental disclosures of cash flow information:
    Cash paid for interest..................................  $   568,812    $   687,626    $    72,258    $     3,996
                                                              ------------   ------------   -----------    -----------
                                                              ------------   ------------   -----------    -----------
Supplemental disclosures of noncash investing and financing
  activities:
    In December 1996, the Company issued an additional
      10,000 shares of common stock in conjunction with the
      asset purchase from Merit Microwave, Inc. During 1997,
      the Company incurred capital lease obligations of
      $106,512 for new machinery and equipment.
    In October 1998, the Company made an acquisition for
      $17,000,000 plus $300,000 of other costs incurred in
      connection with the acquisition. A summary of the
      acquisition was as follows:

Purchase price..............................................  $17,000,000
Costs incurred..............................................      300,000
Less issuance of note payable...............................   (7,000,000)
Less cash acquired..........................................     (292,631)
                                                              -----------
Cash invested...............................................  $10,007,369
                                                              -----------
                                                              -----------

          See accompanying notes to consolidated financial statements.

                             RADYNE COMSTREAM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) ORGANIZATION AND ACQUISITION

     Radyne Corp., a New York corporation, ('Radyne') was incorporated on November 25, 1980. On August 12, 1996, Radyne became a 90.6%-owned subsidiary of Singapore Technologies Pte Ltd ('STPL'), through its wholly-owned subsidiary, Stetsys US, Inc. ('ST'). In 1996, Radyne changed its fiscal year-end to December 31.

     On October 15, 1998, Radyne purchased all of the outstanding shares of common stock of ComStream Holdings, Inc. ('ComStream') for an aggregate purchase price of $17 million, of which $10 million was paid in cash at the closing, using funds borrowed from its controlling stockholder, and the balance of which was in the form of a $7 million note (the 'Note'), payable nine months from the purchase date. The Note is convertible into Radyne common stock under certain circumstances. In addition, the Company accrued $1.6 million of severance costs as a result of the acquisition (note 7). This acquisition was recorded in accordance with the 'purchase method' of accounting. The excess of the purchase price over the net assets acquired was approximately $8.7 million of which $3.9 million was allocated to in-process research and development, $2.5 million was valued as purchased technology, which is being amortized over 6.25 years, and $2.3 million has been recorded as goodwill, which is being amortized over ten years. The results of operations of ComStream have been included in the accompanying consolidated statement of operations from October 15, 1998.

     The allocation to in-process research and development, for which management was primarily responsible, represents the estimated fair value based on risk-adjusted future cash flows related to the incomplete projects. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

     The assets appraised in the valuation analysis included in-process technology, developed technology and assembled workforce. Based upon the nature of the assets, the income approach was considered most appropriate for analyzing both the developed and in-process technologies. This valuation approach considers the commercial profits and growth prospects of the products as well as the relative investment risk of the required complementary assets.

     Products-in-development at ComStream at the time of the acquisition were classified as in-process technology. These include the following products with their respective estimated completion dates:

                        DESCRIPTION                           ESTIMATED COMPLETION DATE
                        -----------                           -------------------------
A 2MB card..................................................      Jan-99
'CM601' modem modifications.................................      Mar-99
'DT 8000' -- a Ku-band 2 Watt earth station.................      Dec-98
'DBR 2000' -- a new data broadcast receiver.................      Jun-99
'ABR 202' -- a new audio receiver...........................      Nov-98
Set Top Box.................................................      Jun-99
MediaCast Card Receiver.....................................      Mar-99

     Revenue streams associated with these products-in-development were used to estimate fair value using the discounted cash flow method. The products in development at ComStream had not attained 'technological feasibility,' as that term is defined in Financial Accounting Statement No. 86, as of the acquisition date. In other words, either the research projects were incomplete or major technical uncertainties remained. Technological feasibility was achieved, as expected, for two of the products in the fourth quarter of 1998, and was expected to be achieved for the remaining products within 1999.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

     It was determined that there was no alternative future use for the in-process technology as of the acquisition date. Consideration was given to possible other projects in which the hardware and software products could have been put to use, but none of these projects had yet attained 'technological feasibility,' and so they themselves were considered to be in-process technology.

     The discounted cash flow method began with estimates of future cash flow using ComStream management's forecasts. In deriving these cash flows, estimates of ComStream's future revenues, cost of goods sold, sales and marketing, general and administrative, and research and development expenses on a stand-alone basis were used to estimate a baseline measure of earnings attributable to the products. By adding back non-cash charges and deducting projected capital expenditures, a measure of debt-free cash flow, useful for valuing ComStream's in-process technology, was derived.

     From the debt-free cash flow forecasts, which represent the cash flow return on all of ComStream's assets, returns were deducted for the use of certain other assets: developed technology, net fixed assets, working capital, and assembled workforce and goodwill. For this purpose, the annual charge for core technology included in the products under development was calculated by multiplying the unamortized book value of the developed technology for that year by the required rate of return on developed technology. The opening value of core technology was calculated using a residual income approach similar to the methodology employed to calculate the value of in-process research and development. The remaining book value of the developed technology was calculated by amortizing its opening fair value over 6.25 years. The total charge was allocated to the in-process technology based on the in-process technology projects' share of total revenue.

     The cash flow returns attributable to the products (debt-free cash flow) were reduced by the return requirement for each of the other assets employed. The resulting residual cash flows represent the expected cash flows attributable to the in-process technologies. A factor, based on the stage of completion of the in-process projects, was applied to these expected cash flows to isolate the value relating to development efforts completed at the acquisition date. These cash flows were then discounted at a rate of 36 percent.

     The Company believes that the assumptions used in the forecasts were reasonable at the time of the acquisition. No assurance can be given, however, that the underlying assumptions used to estimate expected product sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the projected results. Within the satellite communications equipment industry, there are several specific technologies incorporated within a single product. It is therefore difficult to relate specific revenue streams to individual technologies or projects. As a result, instead of attempting to model each individual project or technology, the cash flow generated by ComStream's products in the aggregate was examined. We allocated the aggregate revenues to developed, in-process and future technology, in a manner which we believe is reasonable.

     ComStream operates primarily in North America in the satellite communications industry. ComStream designs, markets and manufacturers satellite interactive modems and earth stations. Additionally, ComStream manufactures and markets full-transponder satellite digital audio receivers for music providers and has designed and developed a PC broadband satellite receiver card which is an Internet and high-speed data networking product.

     In March 1999, Radyne changed its name to Radyne ComStream Inc.

     Radyne ComStream Inc. (the 'Company') has locations in Phoenix, Arizona and San Diego, California. The Company designs, manufactures, and sells products, systems and software used for the transmission and reception of data over satellite and cable communication networks.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

     The following summary, prepared on a pro forma basis, combines the consolidated results of operations (unaudited) as if the acquisition had taken place on January 1, 1997. Such pro forma amounts are not necessarily indicative of what the actual results of operations might have been if the acquisition had been effective on January 1, 1997:

                                                      YEARS ENDED DECEMBER 31,
                                              ----------------------------------------
                                                     1998
                                                   RESTATED               1997
                                                   --------               ----
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales...................................       $ 50,965             $ 69,369
                                                   --------             --------
                                                   --------             --------
Gross profit................................       $ 13,788             $ 28,723
                                                   --------             --------
                                                   --------             --------
Net loss....................................       $(19,908)            $ (6,826)
                                                   --------             --------
                                                   --------             --------
Net loss per common share...................       $  (3.36)            $  (1.36)
                                                   --------             --------
                                                   --------             --------

(2) LIQUIDITY

     The Company has incurred significant losses from operations and has a stockholders' accumulated deficit of $21.4 million and a working capital deficiency of $8.8 million at December 31, 1998 and has been unable to generate a positive cash flow from operations. These matters raise doubt about the Company's ability to continue as a going concern. Stetsys Pte Ltd, the Company's majority stockholder, has confirmed its ability and intent to provide such working capital as may be necessary to ensure that the Company will continue to operate for a reasonable period into the future. Since August 1996, the Company has been dependent on STPL to provide cash for day-to-day operations. Management believes that, as a result of the acquisition of ComStream and the resultant increase in revenues, the Company can begin to generate profits. Management also believes that with the rights offering (see note 20) expected to be finalized in the second quarter of 1999, and through additional funding sources, the Company will be a viable going concern. Therefore, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the financial statement date and the reported amounts of revenue and expenses during the reporting period. The industry in which the Company operates is characterized by rapid technological change and short product life cycles. As a result, estimates are required to provide for product obsolescence and warranty returns as well as other matters. Actual results could differ from those estimates.

(b) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in the consolidation.

(c) CASH EQUIVALENTS

     The Company considers all money market accounts with a maturity of 90 days or less to be cash equivalents.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(d) REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product.

(e) INVENTORIES

     Inventories, consisting of satellite modems and related products, are valued at the lower of cost (first-in, first-out) or market.

(f) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of future minimum lease payments. Expenditures for repairs and maintenance are charged to operations as incurred, and improvements which extend the useful lives of the assets are capitalized. Depreciation and amortization of machinery and equipment are computed using the straight-line method over an estimated useful life of three to ten years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets.

(g) DESIGNS AND DRAWINGS

     Amortization of designs and drawings was computed using the straight-line method over an estimated useful life of four to seven years. During 1996, the Company recognized a design and drawing impairment charge of $421,000, with no associated tax benefit. During 1998, the Company recognized a design and drawing impairment charge of $262,935, with no associated tax benefit as a result of technology used in new products.

(h) GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over ten years.

(i) PURCHASED TECHNOLOGY

     In connection with the acquisition of ComStream, value was assigned to purchased technology. Purchased technology is being amortized on a straight-line basis over the expected period to be benefited of 6.25 years.

(j) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(k) WARRANTY COSTS

     The Company provides limited warranties on certain of its products and systems for periods generally not exceeding two years. The Company accrues estimated warranty costs for potential product liability and warranty claims based on the Company's claim experience. Such costs are accrued as cost of sales at the time revenue is recognized.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(l) RESEARCH AND DEVELOPMENT

     The cost of research and development is charged to expense as incurred.

(m) INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between income for financial and tax reporting purposes arise primarily from amortization of certain designs and drawings and accruals for warranty reserves and compensated absences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk are principally accounts receivable. The Company maintains ongoing credit evaluations of its customers and generally does not require collateral. The Company provides reserves for potential credit losses and such losses have not exceeded management's expectations.

(o) NET LOSS PER COMMON SHARE

     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company. Assumed exercise of outstanding stock options and warrants for all periods have been excluded from the calculations of diluted net loss per common share as their effect is antidilutive. Per share amounts have been adjusted to reflect a 1-for-5 reverse stock split that occurred on January 9, 1997.

(p) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of accounts receivable, accounts payable, and accrued expenses approximates the carrying value due to the short-term nature of these instruments. Management has estimated that the fair values of the notes payable approximate the current balances outstanding, based on currently available rates for debt with similar terms.

(q) EMPLOYEE STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the 'disclosure only' alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

(r) SEGMENT REPORTING

     The Company has only one operating business segment, the sale of equipment for satellite and cable communications networks.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(s) RECLASSIFICATIONS

     Certain reclassifications have been made to the prior years' financial statement amounts to conform to the current year presentation.

(t) COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income' (SFAS No. 130) which became effective for the Company January 1, 1998. SFAS No. 130 established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company had no items of comprehensive income. Therefore the adoption of SFAS No. 130 had no effect on the Company.

(4) RESTATEMENT

     In October 1998, the Company amended the terms of certain stock options to accelerate the vesting of those stock options, discussed more fully in Note 15, which established a new compensation measurement date for such options. The Company had originally recognized $1,155,477 of stock compensation expense pertaining to the options' cash bonus component coincident with the date of the amendment. Generally accepted accounting principles require that, upon establishing a new measurement date, compensation cost be determined based upon the market price of the underlying stock. Accordingly, the Company has restated the accompanying 1998 consolidated financial statements to record an additional $410,598 of compensation expense in 1998, reflecting the measurement of compensation cost based upon the market price of the underlying stock as of the amendment date. The net loss of the Company was increased from $14,126,945 to $14,537,543 and basic and diluted net loss per share was increased from $2.38 to $2.45. Additionally, accumulated deficit was increased from $20,943,588 to $21,354,186.

(5) INVENTORIES

     Inventories at December 31 consist of the following:

                                                                 1998         1997
                                                                 ----         ----
Raw materials and components................................  $6,065,751   $2,605,397
Work-in-process.............................................   4,319,338    1,124,929
Finished goods..............................................     546,858    1,950,594
                                                              ----------   ----------
                                                              10,931,947    5,680,920
Obsolescence reserve........................................  (1,551,469)    (291,000)
                                                              ----------   ----------
                                                              $9,380,478   $5,389,920
                                                              ----------   ----------
                                                              ----------   ----------

(6) PROPERTY AND EQUIPMENT

     Property and equipment at December 31 consist of the following:

                                                                 1998         1997
                                                                 ----         ----
Machinery and equipment.....................................  $3,598,732   $1,298,715
Furniture and fixtures......................................   2,661,195      373,548
Leasehold improvements......................................     312,425       --
                                                              ----------   ----------
                                                               6,572,352    1,672,263
Less accumulated depreciation and amortization..............  (1,038,707)    (349,712)
                                                              ----------   ----------
Property and equipment, net.................................  $5,533,645   $1,322,551
                                                              ----------   ----------
                                                              ----------   ----------

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(7) ACCRUED EXPENSES

     Accrued expenses at December 31 consist of the following:

                                                                 1998        1997
                                                                 ----        ----
Wages, vacation and related payroll taxes...................  $1,355,316   $486,840
Interest....................................................     803,929    183,968
Professional fees...........................................     378,817     85,500
Warranty reserve............................................     679,964    105,000
Severance...................................................   1,282,761      --
Lease buyout (notes 10 and 16)..............................   2,443,110      --
Other.......................................................   2,196,444     39,724
                                                              ----------   --------
Total accrued expenses......................................  $9,140,341   $901,032
                                                              ----------   --------
                                                              ----------   --------

     The severance balance included in accrued expenses at December 31, 1998 consists of approximately $688,000 associated with the restructuring charge in the fourth quarter of 1998, discussed in note 16, and the remaining $595,000 of severance (for 16 technical staff and management) related to the Company's acquisition of ComStream in October 1998. This $595,000 is part of a termination benefits cost totaling $1,600,000 (note 1); the Company paid $1,005,000 of these termination benefits prior to December 31, 1998.

(8) NOTES PAYABLE

     In 1997, the Company had a note payable under a line of credit agreement with a bank that permitted outstanding borrowings of $4,500,000. At December 31, 1997, outstanding borrowings against the line were $4,500,000 plus accrued interest. In 1998, the Company repaid the note and accrued interest with proceeds from affiliated debt (note 17).

     The Company has a $20,500,000 credit agreement with a bank expiring September 29, 1999. STPL has issued a nonbinding letter of awareness in connection with this credit agreement. Borrowings under the line of credit bear interest at a fluctuating rate equal to LIBOR or the bank's Quoted Rate plus 1 percent per annum (6.125 percent and 6.938 percent as of December 31, 1998 and 1997, respectively). At December 31, 1998 and 1997, outstanding borrowings against the line were $8,000,000 and $5,000,000, respectively, plus accrued interest. This credit facility is an uncommitted line of credit which the bank may modify or cancel without prior notice. As of December 31, 1998, the Company violated one debt covenant which was waived by the bank.

     In connection with the purchase of ComStream, the Company executed a $7,000,000 note payable to the former owner of ComStream. The note bears interest at a rate of 8.0 percent per annum and is payable in full on July 15, 1999. At any time prior to July 15, 1999, the holder of the note has the option to convert 20% of the original principal balance into shares of the Company's common stock and at any time after July 15, 1999, prior to payment in full, the holder of the note has the option to convert the outstanding balance into shares of the Company's common stock at $3.73 per share.

(9) OBLIGATIONS UNDER CAPITAL LEASES

     The Company leases machinery and equipment under capital leases. The cost and accumulated depreciation of the equipment was $501,494 and $181,645, respectively, at December 31, 1998 and is included in property and equipment in the accompanying balance sheets and is being depreciated over the estimated useful lives of the machinery and equipment.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

     Payments on capital lease obligations due after December 31, 1998 are as follows:

1999........................................................   131,807
2000........................................................    55,516
2001........................................................    37,498
2002........................................................     9,952
                                                              --------
Total minimum lease payments................................   234,773
Less amount representing interest at rates of 4.6% to
  12.3%.....................................................   (21,294)
                                                              --------
Present value of minimum lease payments.....................   213,479
Less current installments...................................   124,891
                                                              --------
Capital lease obligations due after one year................  $ 88,588
                                                              --------
                                                              --------

(10) COMMITMENTS

     Rent expense was approximately $517,853, $94,000, $44,000 and $95,000 for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996, and the year ended June 30, 1996. Future minimum rentals under leases after December 31, 1998 are as follows:

1999........................................................    1,701,129
2000........................................................    1,636,703
2001........................................................    1,646,834
2002........................................................    1,712,539
2003........................................................    1,919,934
Thereafter..................................................    4,797,014
                                                              -----------
                                                              $13,414,153
                                                              -----------
                                                              -----------

     Prior to October 15, 1998, ComStream leased two buildings (of different size) from the same landlord under a single lease. The entire lease remained in effect after Radyne's acquisition of the stock of ComStream from Spar Aerospace Limited. However, Spar and Radyne agreed that ComStream would occupy only the larger of the two buildings, while Spar would seek to divide the lease into two separate building leases with Spar as lessor of the smaller building. Spar agreed to indemnify Radyne ComStream from all costs associated with the lease of the smaller building. However, after the closing of the acquisition, a new tenant was found for the larger building. This permitted both Spar and Radyne ComStream to realize substantial cost savings. Accordingly on November 18, 1998, the landlord and ComStream agreed that ComStream would (i) retain the smaller building, (ii) vacate the larger building no later than December 15, 1998, (iii) pay $2,000,000 to the landlord, and (iv) commence paying rent on the smaller building alone as of March 1, 1999. Additionally, the Company negotiated a cost reimbursement of $1,265,000 from Spar, which was netted against the restructuring cost discussed in note 16, resulting in a net restructuring cost of $1.3 million for the lease buyout. The recovery is recorded as other receivable as of December 31, 1998. The $2,000,000 cash buyout is due in two equal installments of $1,000,000 on March 1, 1999 and September 1, 1999. At December 31, 1998, accrued expenses included this $2,000,000, plus $140,000 in related real estate commissions, $273,000 of rent on the larger building through March 1999 and $30,000 of related legal and miscellaneous expenses.

     The Company generally has commitments with certain suppliers and subcontract manufacturers to purchase certain components and estimates its non-cancelable obligations to be approximately $5,000,000 to $8,000,000 at any give time.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(11) INCOME TAXES

     Income tax expense amounted to $0 for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996. The actual tax expense (benefit) for these periods differs from 'expected' tax expense for those periods as follows:

                                      YEAR ENDED                    SIX-MONTH
                                     DECEMBER 31,    YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                         1998       DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                       RESTATED         1997           1996          1996
                                       --------         ----           ----          ----
Computed 'expected' tax expense....  $(4,943,000)    $(597,000)     $(704,000)    $(893,000)
State tax benefit..................     (541,000)      (64,000)       (75,000)      (95,000)
Change in valuation allowance......    5,190,000       613,000        775,000       988,000
Other adjustments..................      294,000        48,000          4,000        --
                                     -----------     ---------      ---------     ---------
     Total.........................  $   --          $  --          $  --         $  --
                                     -----------     ---------      ---------     ---------
                                     -----------     ---------      ---------     ---------

     Deferred tax assets at December 31 consisted of the following:

                                                                 1998          1997
                                                                 ----          ----
Deferred tax assets:
     Cumulative tax effect of net operating loss
       carryforwards.......................................  $  8,459,000   $4,620,000
     Tax credits...........................................       155,000      210,000
     Temporary differences.................................     3,734,000     (107,000)
     Valuation allowance...................................   (12,348,000)  (4,723,000)
                                                             ------------   ----------
                                                             $    --        $   --
                                                             ------------   ----------
                                                             ------------   ----------

     The net change in the total valuation allowance for the years ended December 31, 1998 and 1997 was $7,625,000 and $613,000, respectively. At December 31, 1998, the Company has net operating loss carryforwards of approximately $22,608,000 expiring in various years through 2013 and general business credit carryforwards of $155,000 expiring in various years through 2004 for utilization against taxable income/taxes payable of future periods, if any. Approximately $6,200,000 of the Company's net operating loss and tax credit carryforwards are subject to an annual limitation under Internal Revenue Code
Section 382, in future years, as a result of changes in ownership of the Company's stock. Management believes that the inability to utilize net operating loss and tax credit carryforwards to offset future taxable income within the carryforward periods under existing tax laws and regulations is more likely than not. Accordingly, a 100 percent valuation allowance has been recorded against the net deferred tax assets as of December 31, 1998 and 1997.

(12) SIGNIFICANT CUSTOMERS AND EXPORT SALES

     During 1998, no customers represented greater than 10 percent of net sales. During 1997, one customer represented 14.5 percent of net sales. For the six-month period ended December 31, 1996, two different customers represented
18.3 percent and 15.6 percent of net sales; the latter customer represented 12.7% of net sales for the year ended June 30, 1996.

     Export sales were 50 percent, 55 percent, 66 percent and 50 percent of net sales for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996, and the year

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

ended June 30, 1996, respectively. Export sales (based on shipping destination) are comprised of the following:

                                                    YEAR           YEAR        SIX-MONTH       YEAR
                                                   ENDED          ENDED       PERIOD ENDED    ENDED
                                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                    1998           1997           1996         1996
                                                    ----           ----           ----         ----
Europe........................................       63%            13%         --              38%
Latin America.................................       18             22             37%        --
Asia..........................................       14             58             46           46
Other.........................................        5              7             17           16
                                                    ---            ---            ---          ---
                                                    100%           100%           100%         100%
                                                    ---            ---            ---          ---
                                                    ---            ---            ---          ---

     The Company does not track sales by customer by country. Therefore, this information is not available.

     The Company has two primary product lines: (1) satellite modems and earthstations, and (2) broadcast products. The sales of satellite modems and earthstations accounted for approximately 75% of 1998 net sales. Information concerning the breakout of sales by these two product lines for periods prior to 1998 is not available.

(13) LOSS PER SHARE

     A summary of the reconciliation from basic loss per share to diluted loss per share follows:

                                           YEARS ENDED
                                           DECEMBER 31,           SIX-MONTH        YEAR
                                    --------------------------   PERIOD ENDED      ENDED
                                        1998                     DECEMBER 31,    JUNE 30,
                                      RESTATED        1997           1996          1996
                                      --------        ----           ----          ----
Income (loss) available to common
  stockholders....................  $(14,537,543)  $(1,756,716)  $(2,069,974)   $(2,625,097)
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------
Basic EPS-weighted average shares
  outstanding.....................     5,931,346     5,012,664     3,750,699      3,742,227
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------
Basic loss per share..............  $      (2.45)  $      (.35)  $      (.55)   $      (.70)
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------
Basic EPS-weighted average shares
  outstanding.....................     5,931,346     5,012,664     3,750,699      3,742,227
Effect of dilutive securities.....       --            --            --             --
                                    ------------   -----------   -----------    -----------
Dilutive EPS-weighted average
  shares outstanding..............     5,931,346     5,012,664     3,750,699      3,742,227
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------
Diluted loss per share............  $      (2.45)  $      (.35)  $      (.55)   $      (.70)
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------
Stock options not included in
  diluted EPS since
  antidilutive....................       691,559       169,818        72,563        --
                                    ------------   -----------   -----------    -----------
                                    ------------   -----------   -----------    -----------

(14) EMPLOYEE BENEFIT PLAN

     The Company has a qualified contributory 401(k) plan that covers all employees in Phoenix, Arizona, who have attained the age of 18 and are employed at the enrollment date. Matching contributions were $31,690, $30,230, $8,576 and $11,606 for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996, and the year ended June 30, 1996, respectively. Each participant may elect to contribute up to 15 percent of his or her gross compensation up to the maximum amount allowed by the Internal Revenue Service. The Company matches up to 1 percent of the employee's salary.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

     The Company has a qualified contributory 401(k) plan that covers all full-time employees in San Diego, California, who have been employed continuously for at least 30 days before enrollment date. Matching contributions were $30,450 for the period October 15, 1998 through December 31, 1998. Each participant may elect to contribute up to 15 percent of his or her gross compensation up to the maximum amount allowed by the Internal Revenue Service. The Company matches $.35 for every dollar up to 7 percent of the participant's contribution.

(15) STOCK OPTIONS

     In November 1996, the Board of Directors adopted the 1996 Incentive Stock Option Plan (the 'Plan'), which was approved by the stockholders on January 8, 1997. The Plan provided for the grant of options to employees of the Company to purchase up to 1,282,042 shares of common stock. The option price per share under the Plan may not be less than the fair market value of the stock (110 percent of the fair market value for an optionee who is a 10 percent stockholder) on the day the option is granted. In November 1998, the Plan was amended to increase the options available by 900,000, providing a total of 2,182,042 options available to purchase shares of common stock.

     Rights Offering -- In November 1996, the Board of Directors approved the distribution to stockholders, other than the Company's principal stockholder, ST, of subscription rights for the purchase of up to 215,833 shares of the Company's common stock at a price of $2.50 per share. The Board of Directors further approved the distribution of subscription rights to an affiliate of ST to purchase up to 2,040,000 shares of the Company's common stock at a price of $2.50 per share. This Rights Offering became effective on May 12, 1997 and was concluded in June 1997. ST's affiliate exercised 1,976,000 of its rights and individuals associated with such affiliate exercised another 34,000. An additional 51,525 rights issued to stockholders other than ST were exercised. In a related offering under the Company's Incentive Stock Option Plan, 110,100 shares of the Company's common stock were purchased by employees at $2.50 per share. Total proceeds received from the Rights Offering were partially offset by approximately $336,000 of associated costs. The proceeds from the exercise of these rights were used, in part, to satisfy notes payable to affiliates shown on the accompanying consolidated balance sheet at December 31, 1996.

     At December 31, 1997, the Company had 690,665 options outstanding at an exercise price of $2.50 per share. 30,500 options were exercisable at the rate of 25 percent per year on each of the first four anniversaries of the grant date and expire on the tenth anniversary of the grant date. During 1998, 3,208 of these stock options were forfeited. The remaining 656,957 options have been allocated among a group of 30 key employees. These options carry the right to a cash bonus of $1.72 per purchased share, payable upon exercise. These options were originally exercisable, if and when the Company's earnings before interest and taxes (calculated without regard to any charge for compensation paid or payable under the Plan) exceeded certain levels. The 656,957 options receive variable plan accounting that requires the Company to recognize compensation cost based upon the market price of the underlying stock when those specific earnings levels are probable of being achieved or at certain other measurement dates. In October 1998, the Company amended the terms of the 656,957 stock options to accelerate vesting of the awards, thereby creating a new compensation measurement date and, accordingly, recognized compensation costs amounting to $1,566,075 (restated). The Company recognized no compensation cost relative to these stock options in 1997 or 1996.

     At December 31, 1998, the Company had 1,205,957 options outstanding at exercise prices ranging from $2.50 to $3.125 per share.

     The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                                1998
                                                              RESTATED        1997
                                                              --------        ----
                                               As reported  $(14,537,543)  $(1,756,716)
Net loss.....................................  Pro forma    $(15,293,957)  $(2,028,121)
                                               As reported  $      (2.45)  $      (.35)
Loss per Share -- Basic......................  Pro forma    $      (2.58)  $      (.40)
                                               As reported  $      (2.45)  $      (.35)
Loss per Share -- Diluted....................  Pro forma    $      (2.58)  $      (.40)

     The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of three years.

     The fair value of options granted under the Plan was estimated on the date of grant with vesting periods ranging from one to three years using the Black-Scholes option-pricing model with the following weighted average assumptions used: no dividend yield, expected volatility of 105 percent -- 118 percent, risk free interest rate of 6.125 percent -- 5.87 percent, and expected lives of five years.

     A summary of the aforementioned stock plan activity follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      PRICE PER
                                                           NUMBER       SHARE
                                                           ------       -----
Balance, December 31, 1996..............................    684,395     $2.50
     Granted............................................     15,500      2.50
     Forfeited..........................................     (9,230)     2.50
                                                          ---------     -----
Balance, December 31, 1997..............................    690,665      2.50
     Granted............................................    553,000      2.89
     Forfeited..........................................    (37,708)     2.50
                                                          ---------     -----
Balance, December 31, 1998..............................  1,205,957     $2.68
                                                          ---------     -----
                                                          ---------     -----

     A summary of stock options granted at December 31, 1998 follows:

                                                OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                   ---------------------------------------------   --------------------------
                                       NUMBER          WEIGHTED-       WEIGHTED-       NUMBER       WEIGHTED-
                                   OUTSTANDING AT       AVERAGE         AVERAGE    EXERCISABLE AT    AVERAGE
            RANGE OF                DECEMBER 31,       REMAINING       EXERCISE     DECEMBER 31,    EXERCISE
         EXERCISE PRICES                1998        CONTRACTUAL LIFE     PRICE          1998          PRICE
         ---------------                ----        ----------------     -----          ----          -----
$2.50............................      676,957           1 year          $2.50        591,957         $2.50
$2.50............................        6,500          2 years           2.50          3,250          2.50
$2.50 to 3.125...................      522,500          3 years           2.91        130,375          2.90
                                     ---------                           -----        -------         -----
                                     1,205,957                           $2.82        725,582         $2.57
                                     ---------                           -----        -------         -----
                                     ---------                           -----        -------         -----

(16) RESTRUCTURING COSTS

     In November 1998, the Company announced a corporate restructuring cost-cutting initiative, and provided a restructuring charge of approximately $3,100,000. Included in this restructuring charge was approximately $1,100,000 in termination benefits for 38 technical, sales and

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

administrative staff. The Company paid $412,000 of these termination benefits prior to December 31, 1998 and $688,000 is included in accrued expenses as of December 31, 1998. The remaining $2,000,000 was comprised of $1,300,000 for the net cost of the lease buyout discussed in note 10 and $700,000 of leasehold improvements that were abandoned upon movement to a new building in San Diego, California. At December 31, 1998, the remaining balance in the accrued expenses related to the restructuring costs comprises remaining termination benefits and costs associated with the lease buyout.

(17) RELATED PARTY TRANSACTIONS

     Sales to a subsidiary of STPL for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996 were $50,000, $152,500, $307,300 and $311,600, respectively.

     Sales to Agilis Communication Technologies Pte Ltd ('Agilis'), an affiliate of ST, amounted to $65,000, $540,000, $375,000 and $118,900 for the years ended
December 31, 1998 and 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996, respectively.

     Prior to 1997, a former majority stockholder of the Company provided management services to the Company, for which it charged the Company $60,000 and $120,000 for the six-month period ended December 31, 1996 and the year ended June 30, 1996, respectively.

     Interest expense on notes payable to affiliates was $581,000, $148,000, $205,900 and $248,400 for the years ended December 31, 1998 and 1997, the six-month period ended December 31, 1996 and the year ended June 30, 1996, respectively, of which $581,000, $0 and $152,400 were included in accrued expenses in the accompanying balance sheet as of December 31, 1998, 1997 and 1996, respectively.

     During 1998, an ST affiliate made loans of $5,618,272 to the Company. The loans bear interest at rates ranging from 6.625 percent to 6.844 percent per annum with the principal and accrued interest due in March 2000. The proceeds of the loans were used in part by the Company to repay a note payable under a line of credit agreement which was outstanding at December 31, 1997 (note 8).

     During August 1998 the Company executed a note to ST for $10,000,000 the proceeds of which were used for the purchase of ComStream. This note bears interest at a rate of 6.375 percent per annum. The note, plus any accrued interest, is due March 31, 2000.

     The Company had notes receivable from stockholders totaling $40,086 at December 31, 1997. These notes had an interest rate of 4 percent and were paid in June 1998.

(18) CONTINGENCIES

     The Internal Revenue Service is currently conducting examinations of the Company with respect to income tax for the calendar year ended December 31, 1995. The State of California Board of Equalization is currently conducting examinations with respect to personal property tax and sales tax for the calendar years ended December 31, 1995, 1996 and 1997. The examinations are currently in process and management does not expect a material adverse effect on the financial position of the Company resulting from the resolutions of the examinations. Accordingly, no provision has been made in the accompanying consolidated financial statements for losses, if any, that might ultimately result from the examinations.

     The Company is involved in litigation and claims arising in the normal course of operations. In the opinion of management based on consultation with legal counsel, losses, if any, from this litigation are covered by insurance or are immaterial; therefore, no provision has been made in the

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

accompanying consolidated financial statements for losses, if any, that might result from the ultimate outcome of these matters.

(19) YEAR 2000 PROBLEM

     In 1998, the Company developed a plan to deal with the Year 2000 problem. The plan provides for the conversion efforts to be completed by September 30, 1999. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has identified all internal mission critical systems and plans to begin remediation efforts, consisting of system upgrades, in the second quarter of 1999. The Company has also determined that its core products do not contain date-sensitive components; however, the Company expects to begin communicating with its customers on the status of its products in the second quarter of 1999. Management is currently assessing the Year 2000 remediation efforts of the Company's significant suppliers. Although management believes its efforts minimize the potential adverse effects on the Company of a supplier's failure to be Year 2000 compliant on time, there can be no absolute assurance that all its suppliers will become Year 2000 compliant on time or in a way that will be compatible with the Company's systems. The Company does not believe expenditures to be Year 2000 compliant will cost in excess of $100,000, and is expensing all costs associated with these systems changes as the costs are incurred. However, there can be no assurance that the Company will be able to completely resolve all Year 2000 issues or that the ultimate cost to identify and implement solutions to all Year 2000 problems will not be material to the Company.

(20) SUBSEQUENT EVENTS

     In January and February 1999, the Company had additional draws on the line of credit totaling $1,500,000 at interest rates ranging from 5.97% to 6.06%.

     In January 1999, the Company filed a Form S-2 with the Securities and Exchange Commission to register a rights offering of 4,745,076 shares of common stock at a price of $3.73 per share. Each stockholder of record will be entitled to purchase four shares of common stock for every five shares currently owned.

                             RADYNE COMSTREAM INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

(21) QUARTERLY FINANCIAL DATA -- UNAUDITED

     A summary of the quarterly data for the years ended December 31, 1998 and 1997 follows:

                                                                                 FOURTH
                                                   FIRST    SECOND     THIRD    QUARTER     TOTAL
                                                  QUARTER   QUARTER   QUARTER   RESTATED   RESTATED
                                                  -------   -------   -------   --------   --------
1998:
     Total revenues.............................  $3,949    $ 2,718   $3,307    $ 11,138   $ 21,112
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Gross profit...............................  $1,194    $    48   $1,027    $  3,034   $  5,303
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Operating expenses.........................  $1,506    $ 1,577   $1,384    $ 14,198   $ 18,665
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Loss before interest expense...............  $ (312)   $(1,529)  $ (357)   $(11,164)  $(13,362)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
          Net loss..............................  $ (490)   $(1,727)  $ (550)   $(11,771)  $(14,538)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
Basic loss per common share.....................  $ (.08)   $  (.29)  $ (.09)   $  (1.99)  $  (2.45)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
Diluted loss per common share...................  $ (.08)   $  (.29)  $ (.09)   $  (1.99)  $  (2.45)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
1997:
     Total revenues.............................  $2,741    $ 2,812   $4,434    $  3,460   $ 13,447
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Gross profit...............................  $1,061    $ 1,158   $2,036    $  1,170   $  5,425
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Operating expenses.........................  $1,363    $ 1,499   $1,788    $  1,854   $  6,504
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
     Income (loss) before interest expense......  $ (302)   $  (341)  $  248    $   (684)  $ (1,080)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
          Net income (loss).....................  $ (474)   $  (504)  $   86    $   (865)  $ (1,757)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
Basic loss per common share.....................  $ (.13)   $  (.11)  $  .01    $   (.12)  $   (.35)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------
Diluted loss per common share...................  $ (.13)   $  (.11)  $  .01    $   (.12)  $   (.35)
                                                  ------    -------   ------    --------   --------
                                                  ------    -------   ------    --------   --------

                             RADYNE COMSTREAM INC.
              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                FOR THE YEAR ENDED DECEMBER 31, 1998 (UNAUDITED)
                     (IN THOUSANDS EXCEPT PER SHARE DATA).

                                       RAYDNE COMSTREAM   COMSTREAM                           PRO FORMA
                                           AUDITED        UNAUDITED   ADJUSTMENTS   NOTES     COMBINED
                                           -------        ---------   -----------   -----     --------
Sales.............................         $ 21,112       $ 29,853                            $ 50,965
Cost of sales.....................           15,809         21,368                              37,177
                                           --------       --------                            --------
Gross profits.....................            5,303          8,485                              13,788
Operating expenses
     Selling, general &
       administrative.............            5,531          9,493      $  (787)      a         14,868
Research and development..........            4,296          7,227                              11,523
Stock option compensation
  expense.........................            1,156                                              1,156
In-process research and
  development.....................            3,909                      (3,909)      b
Restructuring costs...............            3,100                                              3,100
Asset impairment charge...........              263                                                263
                                           --------       --------                            --------
          Total operating
            expenses..............           18,255         16,720       (4,065)                30,910
                                           --------       --------                            --------
Operating loss....................          (12,952)        (8,235)      (4,065)               (17,122)
                                                                         (3,240)      c
Interest expense..................            1,199          3,240        1,200       c          2,399
Other.............................              (24)                                               (24)
                                           --------       --------                            --------
Net loss..........................         $(14,127)      $(11,475)     $(6,105)              $(19,497)
                                           --------       --------      -------               --------
                                           --------       --------      -------               --------
Basic net loss per common share...         $  (2.38)                                  d       $  (3.29)
                                           --------                                           --------
                                           --------                                           --------
Diluted net loss per common
  share...........................         $  (2.38)                                  d       $  (3.29)
                                           --------                                           --------
                                           --------                                           --------
Weighted average number of common
  shares outstanding..............        5,931,346                                           5,931,346

              The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements

                             RADYNE COMSTREAM INC.
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) BASIS OF ACCOUNTING

     On October 15, 1998, Radyne Corp. ('Radyne') completed the acquisition of all of the outstanding shares of common stock of ComStream Holdings, Inc. ('ComStream') from Spar Aerospace Limited ('Spar') for an aggregate purchase price of $17.0 million consisting of $10.0 million in cash and a $7.0 million convertible promissory note.

     The pro forma unaudited condensed combined statement of operations for the year ended December 31, 1998 is presented using the Radyne ComStream Inc. audited statement of operations for the year ended December 31, 1998 combined with the ComStream unaudited consolidated statement of operations for the period from January 1, 1998 through October 14, 1998, as if the transaction had taken place on January 1, 1998.

     The pro forma condensed combined financial statement should be read in conjunction with the audited financial statements and notes thereto of Radyne ComStream Inc. for the year ended December 31, 1998.

     The pro forma combined statement of operations is not necessarily indicative of the future results of operations of Radyne ComStream or the results of operations which would have resulted had Radyne and ComStream been combined during the period presented. In addition, the pro forma results are not intended to be a projection of future results.

(2) PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

     The accompanying pro forma adjustments reflect adjustments for the following items:

          a) Amortization expense related to goodwill on ComStream's balance sheet has been eliminated. Amortization of purchased technology and goodwill related to the ComStream acquisition has been recorded based on estimated useful lives of 6.25 years and 10 years, respectively.

          b) The fair value of acquired in-process research and development of $3,909,000 was expensed in the period in which the acquisition was completed. This amount was shown as an increase in the accumulated deficit and not as an expense in the accompanying pro forma condensed combined statement of operations.

          c) Interest expense incurred by ComStream, primarily relating to borrowings pursuant to a revolving line of credit arrangement with Spar has been eliminated. Interest expense has been recorded as if the companies had been combined during the same periods after giving effect to the $7,000,000, 8% convertible promissory note due to Spar and the $10,000,000, 6.375% note payable to Stetsys US, Inc. Interest expense has also been adjusted to reflect the 1.0% facility fee payable to Citibank, N.A. in connection with the increase in the uncommitted line of credit facility with Citibank, N.A. from $5,500,000 to $20,500,000.

          d) At December 31, 1998 pro forma loss per share would have been $1.90 after giving effect to the use of proceeds of the previously announced rights offering, where the Company will capitalize approximately $15.6 million of debt now owed to its majority stockholder and issue 4,300,800 additional shares of common stock to that stockholder.

                             RADYNE COMSTREAM INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                                  ----            ----
                                                               (UNAUDITED)     (AUDITED)
                           ASSETS
Current assets:
     Cash & cash equivalents................................  $  1,622,256    $    254,956
     Accounts receivable -- trade, net of allowance for
      doubtful accounts of $784,958 and $632,815............     6,827,761       7,270,732
     Other receivable.......................................             0       1,265,000
     Inventories, net.......................................     8,238,202       9,380,478
     Prepaids and other current assets......................       430,536         590,161
                                                              ------------    ------------
          Total current assets..............................    17,118,755      18,761,327
                                                              ------------    ------------
Property and equipment -- net...............................     3,961,371       5,533,645
                                                              ------------    ------------
Other assets................................................     3,888,029       4,895,742
                                                              ------------    ------------
               Total assets.................................  $ 24,968,155    $ 29,190,714
                                                              ------------    ------------
                                                              ------------    ------------

     LIABILITIES AND STOCKHOLDERS' CAPITAL/(DEFICIENCY)
Current liabilities:
     Notes payable under line of credit agreement...........  $ 12,920,000    $  8,000,000
     Note payable...........................................             0       7,000,000
     Current installments of obligations under capital
      leases................................................        64,561         124,891
     Accounts payable -- trade..............................     2,512,724       3,291,915
     Accounts payable -- affiliates.........................             0           8,150
     Accrued expenses.......................................     7,255,518       9,140,341
     Income taxes payable...................................        15,000               0
                                                              ------------    ------------
          Total current liabilities.........................    22,767,803      27,565,297
Notes payable to affiliates.................................             0      15,618,272
Obligations under capital leases, excluding current
  installments..............................................        76,572          88,588
Accrued stock option compensation...........................     1,108,804       1,155,477
                                                              ------------    ------------
          Total liabilities.................................    23,953,179      44,427,634
                                                              ------------    ------------
Stockholders' capital/(deficiency)
     Common stock, $.002 par value, 20,000,000 shares
      authorized, Shares issued and outstanding, 10,151,026
      at September 30, 1999 and 5,931,340 at December 31,
      1998..................................................        20,303          11,862
     Additional paid-in capital.............................    21,435,312       6,105,404
     Accumulated deficit....................................   (20,440,639)    (21,354,186)
                                                              ------------    ------------
          Total stockholders' capital/(deficiency)..........     1,014,976     (15,236,920)
                                                              ------------    ------------
               Total........................................  $ 24,968,155    $ 29,190,714
                                                              ------------    ------------
                                                              ------------    ------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             RADYNE COMSTREAM INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     NINE MONTHS ENDED
                                                              -------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                   1999             1998
                                                                   ----             ----
                                                                        (UNAUDITED)
Net sales...................................................   $39,261,814      $ 9,973,611
Cost of sales...............................................    21,090,713        7,704,856
                                                               -----------      -----------
     Gross profit...........................................    18,171,101        2,268,755
                                                               -----------      -----------
Operating expenses:
     Selling, general and administrative....................     9,138,897        2,543,986
     Research and development...............................     6,730,223        1,944,809
                                                               -----------      -----------
          Total operating expenses..........................    15,869,120        4,488,795
                                                               -----------      -----------
Income (loss) from operations before interest expense and
  extraordinary income......................................     2,301,981       (2,220,040)
                                                               -----------      -----------
Interest expense, net.......................................     1,561,616          568,592
                                                               -----------      -----------
Net Income (loss) before extraordinary income and taxes.....       740,365       (2,788,632)
Extraordinary income........................................       188,182                0
                                                               -----------      -----------
Net Income (loss) before provision for income taxes.........       928,547       (2,788,632)
                                                               -----------      -----------
Provision for income taxes..................................        15,000                0
                                                               -----------      -----------
Net income (loss) available for common stockholders.........   $   913,547      $(2,788,632)
                                                               -----------      -----------
                                                               -----------      -----------
Basic Earnings (loss) per share:
     Income (loss) before extraordinary items...............         $0.12           $(0.47)

     Extraordinary item.....................................          0.03               --
     Net income (loss)......................................         $0.15           $(0.47)
                                                                     -----           ------
                                                                     -----           ------
Diluted Earnings (loss) per share:
     Income (loss) before extraordinary items...............         $0.11           $(0.47)

     Extraordinary item.....................................          0.03               --
     Net income (loss)......................................         $0.14           $(0.47)
                                                                     -----           ------
                                                                     -----           ------
Weighted average shares used in computation
     Basic..................................................   $ 5,961,937      $ 5,931,340
                                                               -----------      -----------
                                                               -----------      -----------
     Diluted................................................   $ 6,401,161      $ 5,931,340
                                                               -----------      -----------
                                                               -----------      -----------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             RADYNE COMSTREAM INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     NINE MONTHS ENDED
                                                              -------------------------------
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                   1999             1998
                                                                   ----             ----
                                                                        (UNAUDITED)
Operating activities:
     Net income (loss)......................................   $   913,547      $ (2,788,632)
     Adjustments to reconcile net income (loss) to cash
      flows used in operating activities:
          Forgiveness of interest on debt...................      (188,182)                0
          Depreciation and amortization.....................     1,812,551           395,653
Increase (decrease) in cash resulting from changes in:
     Accounts and other receivables.........................     1,707,971           161,417
     Inventories............................................     1,142,276         1,120,380
     Prepaids and other current assets......................       159,625          (384,813)
     Other assets...........................................        35,024                 0
     Accounts payable -- trade..............................      (779,191)          354,746
     Accounts payable -- affiliates.........................        (8,150)          (16,062)
     Accrued expenses.......................................    (1,884,823)          223,070
     Accrued stock option compensation......................       (46,673)                0
     Income taxes payable...................................        15,000           (40,736)
                                                               -----------      ------------
          Net cash (used in) provided by operating
             activities.....................................     2,873,975          (974,977)
                                                               -----------      ------------
Cash flows from investing activities:
     Investment in restricted cash..........................             0       (10,000,000)
     Net proceeds from sale of fixed assets.................       144,597                 0
     Capital expenditures...................................      (256,404)         (390,098)
                                                               -----------      ------------
          Net cash used in investing activities.............      (111,807)      (10,390,098)
                                                               -----------      ------------
Cash flows from financing activities:
     Net borrowing (payment) on notes payable under line of
      credit agreements.....................................     4,920,000        (4,000,000)
     Proceeds from notes payable to affiliates..............             0        15,618,272
     Payment of Rights Offering costs.......................      (363,629)                0
     Payments on note payable...............................    (5,962,599)                0
     Notes receivable -- employees..........................             0            40,086
     Net proceeds from sale of common stock.................        83,706                 0
     Principal payments on capital lease obligations........       (72,346)          (87,143)
                                                               -----------      ------------
                                                               -----------      ------------
          Net cash (used in) provided by financing
             activities.....................................    (1,394,868)       11,571,215
                                                               -----------      ------------
Net increase in cash........................................     1,367,300           206,140
Cash and cash equivalents, beginning of year................       254,956           569,692
                                                               -----------      ------------
                                                               -----------      ------------
Cash and cash equivalents, end of period....................   $ 1,622,256      $    775,832
                                                               -----------      ------------
                                                               -----------      ------------
Supplemental disclosure of cash flow information:
     Interest paid..........................................   $   813,096      $    698,201
     Purchase price adjustment to notes payable and
      goodwill..............................................   $   515,940      $          0
     Conversion of notes payable to affiliate to common
      stock in connection with rights offering..............   $15,618,272      $          0
                                                               -----------      ------------
                                                               -----------      ------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                             RADYNE COMSTREAM INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
    (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

1. BUSINESS

     Radyne ComStream Inc. (the 'Company') was incorporated on November 25, 1980 and commenced operations on May 22, 1981. On August 12, 1996 the Company became a majority owned subsidiary of Singapore Technologies Pte Ltd, through its wholly owned subsidiary, Stetsys US, Inc.

     On October 15, 1998, Radyne purchased all of the outstanding shares of common stock of ComStream Holdings, Inc. ('ComStream') for an aggregate purchase price of $17 million, of which $10 million was paid in cash at the closing, using funds borrowed from its controlling stockholder, and the balance of which was in the form of a $7 million note (the 'Note'), payable nine months from the purchase date. This acquisition was recorded in accordance with the 'purchase method' of accounting. The excess of the purchase price over the net assets acquired was approximately $8.7 million of which $3.9 million was allocated to in-process research and development, $2.5 million was valued as purchased technology, which is being amortized over 6.25 years, and $2.3 million has been recorded as goodwill, which is being amortized over ten years. On September 29, 1999, the Company negotiated a reduction in the note due to the seller. This reduction is discussed in Note 9, and resulted in a $516,000 reduction to the purchase price, therefore reducing the original goodwill balance of $2.3 million to $1.784 million.

     ComStream operates primarily in North America in the satellite communications industry. ComStream designs, markets and manufactures satellite interactive modems and earth stations. Additionally, ComStream manufactures and markets full-transponder satellite digital audio receivers for music providers and has designed and developed a PC broadband satellite receiver card which is an Internet and high-speed data networking product.

     In March 1999, Radyne Corp. changed its name to Radyne ComStream Inc. The Company's principal locations are in Phoenix, Arizona and San Diego, California. The Company designs, manufactures, and sells products, systems and software used for the transmission and reception of data over satellite and cable communication networks.

     The following summary, prepared on a pro forma basis, combines the consolidated results of operations (unaudited) as if the acquisition had taken place on January 1, 1998. Such pro forma amounts are not necessarily indicative of what the actual results of operations might have been if the acquisition had been effective on January 1, 1998:

                                                          NINE MONTHS ENDED
                                                          SEPTEMBER 30, 1998
                                                          ------------------
                                                 (IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales......................................                $ 39,825
                                                               --------
                                                               --------
Gross profit...................................                $ 10,738
                                                               --------
                                                               --------
Net loss.......................................                $(12,186)
                                                               --------
                                                               --------
Net loss per common share......................                $  (2.05)
                                                               --------
                                                               --------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

     The interim unaudited condensed consolidated financial statements furnished reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of financial position as of September 30, 1999 and the results of operations for the three and nine months ended September 30, 1999 and 1998 and cash flows for the nine months ended September 30, 1999 and 1998. Such adjustments are of a normal recurring nature. This information should be read in

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

conjunction with the restated consolidated financial statements included in the Company's Form 10-K/A for the twelve month period ended December 31, 1998.

     The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

(b) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the financial statement date and the reported amounts of revenue and expenses during the reporting period. Rapid technological change and short product life cycles characterize the industry in which the Company operates. As a result, estimates are required to provide for product obsolescence and warranty returns as well as other matters. Actual results could differ from those estimates.

(c) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in the consolidation.

(d) CASH EQUIVALENTS

     The Company considers all money market accounts with a maturity of 90 days or less to be cash equivalents.

(e) REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product.

(f) INVENTORIES

     Inventories, consisting of satellite modems and earth stations, frequency converters, broadcast receivers and related products, are valued at the lower of cost (first-in, first-out) or market.

(g) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of future minimum lease payments. Expenditures for repairs and maintenance are charged to operations as incurred, and improvements that extend the useful lives of the assets are capitalized. Depreciation and amortization of machinery and equipment are computed using the straight-line method over an estimated useful life of three to ten years. Equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets.

(h) GOODWILL

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over ten years.

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

(i) PURCHASED TECHNOLOGY

     In connection with the acquisition of ComStream, value was assigned to purchased technology. Purchased technology is being amortized on a straight-line basis over the expected period to be benefited of 6.25 years.

(j) IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount, or fair value, less costs to sell.

(k) WARRANTY COSTS

     The Company provides limited warranties on certain of its products and systems for periods generally not exceeding two years. The Company accrues estimated warranty costs for potential product liability and warranty claims based on the Company's claim experience. Such costs are accrued as cost of sales at the time revenue is recognized.

(l) RESEARCH AND DEVELOPMENT

     The cost of research and development is charged to expense as incurred.

(m) INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between income for financial and tax reporting purposes arise primarily from accruals for warranty reserves and compensated absences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) CONCENTRATION OF CREDIT RISK

     Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally accounts receivable. The Company maintains ongoing credit evaluations of its customers and generally does not require collateral. The Company provides reserves for potential credit losses and such losses have not exceeded management's expectations.

(o) NET INCOME/(LOSS) PER COMMON SHARE

     Basic income/(loss) per share is computed by dividing income/(loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted income/(loss) per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

issuance of common stock that then shared in the earnings or income/(loss) of the Company. Assumed exercise of outstanding stock options and warrants for the three and nine months ended September 30, 1998 have been excluded from the calculations of diluted net loss per common share as their effect is antidilutive.

(p) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of accounts receivable, accounts payable and accrued expenses approximates the carrying value due to the short-term nature of these instruments. Management has estimated that the fair values of the notes payable approximate the current balances outstanding, based on currently available rates for debt with similar terms.

(q) EMPLOYEE STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion
No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the 'disclosure only' alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

(r) SEGMENT REPORTING

     The Company has only one operating business segment, the sale of equipment for satellite and cable communications networks.

(s) COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130) which became effective for the Company January 1, 1998. SFAS No. 130 established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company had no items of comprehensive income. Therefore, the adoption of SFAS No. 130 had no effect on the Company.

3. RIGHTS OFFERING (1999)

     In October 1998 the Board of Directors approved the distribution to stockholders, other than the Company's principal stockholders, Stetsys US, Inc and Stetsys Pte Ltd ('ST'), of subscription rights for the purchase of up to 444,276 shares of the Company's common stock at a price of $3.73 per share. The Board of Directors further approved the distribution of subscription rights to ST to purchase up to 4,300,800 shares of the Company's common stock at a price of $3.73 per share. This Rights Offering became effective on September 30, 1999 upon the approval by the Securities and Exchange Commission of the amended Form S-2 Registration Statement which was filed on September 24, 1999. ST instructed the Company to capitalize the entire $15,618,272 principal amount of the debt owed to ST's wholly owned subsidiary, Stetsys US, Inc., in partial exercise of its rights. Subsequent to the end of the period reported on herein, ST exercised the balance of its rights by paying cash to the Company in the amount of $423,700. The Company used these funds, along with $932,200 of cash on hand to pay the accrued interest due to ST as of September 30, 1999.

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

4. INVENTORIES

                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                 1999            1998
                                                                 ----            ----
                                                              (UNAUDITED)     (AUDITED)
Inventories consist of the following:
     Raw materials and components..........................   $ 5,177,165    $ 6,065,751
     Work in process.......................................     3,192,695      4,319,338
     Finished goods........................................       971,552        546,858
                                                              -----------    -----------
                                                                9,341,412     10,931,947
                                                              -----------    -----------
     Obsolescence reserve..................................    (1,103,210)    (1,551,469)
                                                              -----------    -----------
                                                              -----------    -----------
          Total............................................   $ 8,238,202    $ 9,380,478
                                                              -----------    -----------
                                                              -----------    -----------

5. PROPERTY AND EQUIPMENT

                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                 1999            1998
                                                                 ----            ----
                                                              (UNAUDITED)     (AUDITED)
Property and equipment consist of the following:
     Machinery and equipment...............................   $ 3,492,200    $ 3,598,732
     Furniture and fixtures................................     2,417,613      2,661,195
     Leasehold improvements................................       445,127        312,425
                                                              -----------    -----------
                                                                6,354,940      6,572,352
                                                              -----------    -----------
     Less accumulated depreciation & amortization..........    (2,393,569)    (1,038,707)
                                                              -----------    -----------
                                                              -----------    -----------
          Total............................................   $ 3,961,371    $ 5,533,645
                                                              -----------    -----------
                                                              -----------    -----------

6. RESTRUCTURING COST

     The accrued restructuring costs in the accompanying condensed consolidated balance sheet at September 30, 1999 which are included in the accrued liabilities include the cost of involuntary employee termination benefits for certain employees of the Company and costs associated with the lease buyout of a building located in San Diego, California.

     These accrued restructuring costs at September 30, 1999 principally consist of the following;

                                                                  TOTAL
                                                                 ACCRUED
                                                              RESTRUCTURING
                                                                  COSTS
                                                                  -----
Balance at December 31, 1998................................   $ 3,130,166
Cash paid for lease buyout..................................    (2,443,110)
Cash paid for employee termination benefits.................      (577,132)
                                                               -----------
Unaudited balance at September 30,..........................   $   109,924
                                                               -----------
                                                               -----------

     The $110,000 accrued restructuring charge remaining at September 30, 1999 consists of severance costs (termination of 38 of the technical, sales and administrative staff completed in December 1998) all of which the Company expects to be paid out in the fourth quarter of 1999.

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

7. ACCRUED EXPENSES

                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                 1999            1998
                                                                 ----            ----
                                                               UNAUDITED       AUDITED
Accrued expenses consist of the following:
     Wages and related payroll taxes.......................   $1,341,191      $1,355,316
     Interest expense......................................    1,432,699         803,929
     Professional fees.....................................      576,253         378,817
     Warranty reserve......................................      762,086         679,964
     Severance.............................................      220,731       1,282,761
     Lease buyout..........................................            0       2,443,110
     Customer deposits.....................................      363,539         306,462
     Other.................................................    2,559,019       1,889,982
                                                              ----------      ----------
          Total............................................   $7,255,518      $9,140,341
                                                              ----------      ----------
                                                              ----------      ----------

     The severance balance included in accrued expenses at September 30, 1999 consists of approximately $110,000 associated with the restructuring charge in the fourth quarter of 1998, discussed in Note 6, and the remaining $111,000 of severance (for 16 technical staff and management) related to the Company's acquisition of ComStream in October 1998. This $110,000 is part of a termination benefits cost totaling $1,600,000; the Company paid $1,005,000 of these termination benefits prior to December 31, 1998 and an additional $485,000 prior to September 30, 1999.

8. RELATED PARTY TRANSACTIONS

     Sales to Agilis Communication Technologies Pte Ltd, a company under common control with Radyne ComStream, for the three months ended September 30, 1999 and 1998 were $29,000 and $14,000, respectively. Cost of such sales for the same periods were $15,000 and $5,000, respectively. For the nine months ended September 30, 1999 and 1998 sales were $69,000 and $163,000, respectively. Cost of such sales for the same periods were $28,000 and $87,000, respectively.

     Accounts receivable from affiliates at September 30, 1999 and December 31, 1998 was $5,000 and $52,000, respectively.

     Notes payable to ST and affiliates outstanding at September 30, 1999 and December 31, 1998 were $0 and $15,618,000 respectively. These notes carried interest at rates from 6.375% to 6.844% and were capitalized as part of the Rights Offering.

     Interest expense on notes payable to affiliates was $261,000 and $100,000 for the three months ended September 30, 1999 and 1998, respectively. For the nine months ended September 30, 1999 and 1998, interest expense on notes payable to affiliates was $732,000 and $266,000, respectively.

     Accrued interest on notes payable to affiliates was $1,355,000 at September 30, 1999 compared to $581,000 at December 31, 1998.

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

9. NOTES PAYABLE

     The Company has a $20,500,000 credit agreement with Citibank, N.A. that includes $20,000,000 available under an uncommitted line of credit facility and facilities for bank guarantees and/or standby letters of credit up to $500,000. An affiliate of ST has issued a nonbinding letter of awareness in connection with this credit agreement. Borrowings under the line of credit bear interest at a fluctuating rate equal to LIBOR plus 1% per annum or an alternative Citibank Quoted Rate plus 1% per annum (rates varied from 5.97% to 6.94% on balances owed at September 30, 1999). The credit agreement requires the Company to maintain certain financial leverage ratios. At September 30, 1999, the Company was in violation of one such covenant which was waived by the bank. The availability of additional borrowings under the credit agreement expired September 29, 1999, but has been extended verbally, pending preparation of a renewal agreement. The Company owed principal of $12,920,000 under the line of credit as of September 30, 1999 and $8,000,000 as of December 31, 1998.

     Notes payable to affiliate (ST) outstanding at September 30, 1999 and December 31, 1998 were $0 and $15,618,272 respectively. These notes accrued interest at rates ranging from 6.375% to 6.844% and were paid from the proceeds of the Rights Offering. Of the amount owed at December 31, 1998, $10,000,000 was borrowed in September 1998 for the acquisition of ComStream Holdings, Inc.

     The Company also had a note payable to Spar Aerospace Limited in the amount of $7,000,000. This note was issued on October 15, 1998 as partial consideration for the acquisition of ComStream Holdings, Inc. The note matured on July 15, 1999 with interest at 8% per annum. The Company negotiated a reduction in the note balance due to Spar for the following reasons: (i) a $521,000 reduction for the Company's assumption of $115,000 of liabilities from Spar and the waiver of Spar's obligation to indemnify the Company against a $406,000 claim by a product assembly contractor for costs incurred on ComStream's behalf prior to the acquisition, and (ii) a $516,000 reduction in the note for certain inventory and furniture and equipment erroneously carried on ComStream's pre-closing balance sheet. Because these discrepancies were identified prior to the purchase price allocation, no portion of the Company's purchase price for ComStream was allocated to such inventory, furniture and equipment. Therefore, this $516,000 reduction has resulted in a reduction in goodwill. The note was paid during the quarter ended September 30, 1999. In addition, the Company negotiated a $278,000 reduction in interest on the note ($188,000 of which had been accrued in prior periods and so has been reported as extraordinary income in the current period).

     The purpose of all of the above described loans has been to finance or refinance the capital needs associated with the Company's acquisition of ComStream Holdings, Inc., recent rapid sales and backlog growth and the cost of research and development. To date, the Company's capital resources (as supplemented by loans from ST and its affiliates) have been sufficient to fund its operations and increased level of business. The Company believes that its bank credit lines and cash from operations are likely to be sufficient to fund its planned future operations and capital requirements for continued growth for the next twelve months.

                             RADYNE COMSTREAM INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED) (INFORMATION FOR SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998 IS UNAUDITED)

10. INCOME/(LOSS) PER SHARE

     A summary of the reconciliation from basic income/(loss) per share to diluted income/(loss) per share follows:

                                                                    NINE MONTHS ENDED
                                                                    -----------------
                                                                SEPTEMBER       SEPTEMBER
                                                                  1999            1998
                                                                  ----            ----
Net earnings (loss).........................................      913,547      (2,788,632)
                                                                ---------      ----------
                                                                ---------      ----------
Basic EPS -- weighted average shares outstanding............    5,961,937       5,931,340
                                                                ---------      ----------
                                                                ---------      ----------
Basic earnings (loss) per share.............................         0.15           (0.47)
                                                                ---------      ----------
                                                                ---------      ----------
Basic weighted average shares...............................    5,961,937       5,931,340
Effect of diluted stock options.............................      439,224         --
                                                                ---------      ----------
Diluted EPS -- weighted average shares outstanding..........    6,401,161       5,931,340
                                                                ---------      ----------
                                                                ---------      ----------
Diluted earnings (loss) per share...........................         0.14           (0.47)
                                                                ---------      ----------
                                                                ---------      ----------
Stock options not included in diluted EPS since
  antidilutive..............................................    1,026,086         830,559
                                                                ---------      ----------
                                                                ---------      ----------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

[Color picture insert titled 'Internet Infrastructure' depicting the use of our products to connect an Internet service provider, to a satellite and from the satellite to various end users.]


[Color picture insert titled 'Sales and Manufacturing Facilities' consisting of a worldwide map which indicates the locations of both our sales and service offices.]

__________________________________            __________________________________

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER THE UNDERWRITERS NOR WE HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER THE UNDERWRITERS NOR WE ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    6
Use Of Proceeds.............................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Price Range of Common Stock.................................   17
Dilution....................................................   18
Selected Financial Data.....................................   19
Management's Discussion and Analysis of Financial Condition
  and Result of Operations..................................   21
Business....................................................   31
Management..................................................   43
Principal Shareholders......................................   50
Certain Transactions........................................   52
Description of Securities...................................   54
Shares Eligible for Future Sale.............................   56
Underwriting................................................   57
Legal Matters...............................................   60
Experts.....................................................   60
Where You Can Find More Information.........................   60
Index to Financial Statements...............................  F-1


__________________________________            __________________________________

                                2,000,000 UNITS

                                     [LOGO]

                                     RADYNE
                                 COMSTREAM INC.

                            CONSISTING OF 2,000,000
                             SHARES OF COMMON STOCK
                            AND 2,000,000 REDEEMABLE
                             COMMON STOCK PURCHASE
                              WARRANTS TO PURCHASE
                              2,000,000 SHARES OF
                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                              HD BROUS & CO., INC.

                                            , 2000

__________________________________            __________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Except as set forth below, the following fees and expenses will be paid by Radyne ComStream Inc. in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

SEC registration fee........................................  $  7,135
NASD filing fee.............................................     1,960
Nasdaq SmallCap Market listing fee..........................    10,000
Legal fees and expenses.....................................   300,000
Blue Sky legal and filing fees..............................    33,770
Accounting fees and expenses................................    80,000
Transfer and Warrant Agents' fees...........................     3,500
Printing and engraving expenses.............................    73,500
Miscellaneous...............................................       578
                                                              --------
     Total..................................................  $510,443
                                                              --------
                                                              --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     New York Business Corporation Law, Article 7, enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by shareholders, to eliminate or limit personal liability of members of its Board of Directors for violations of a director's fiduciary duty of care. However, the elimination or limitation shall not apply where there has been bad faith, intentional misconduct or a knowing violation of law, the payment of a dividend or approval of a stock repurchase which is deemed illegal, any other violation of Section 719 of the New York Business Corporation Law, or a financial profit or other advantage to which the director was not legally entitled. Radyne ComStream's Certificate of Incorporation includes the following language:

          'SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of duty as a director; provided that, except as hereinafter provided, this Article SEVENTH shall neither eliminate nor limit liability: (a) if a judgment or final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (iii) the director's acts violated Section 719 of the New York Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article SEVENTH. If the Corporation hereafter may by law be permitted to further eliminate or limit the personal liability of directors, then pursuant hereto the liability of a director of the Corporation shall, at such time, automatically be further eliminated or limited to the fullest extent permitted by law. Any repeal of or modification to the provisions of this Article SEVENTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article SEVENTH immediately prior to such repeal or modification.

          EIGHTH: The Corporation may, to the fullest extent permitted by Sections 721 through 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom it shall have power to indemnify under the said sections from and against any and all of the expenses, liabilities or other matters referred to in or covered by such section of the Business Corporation Law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which the persons so indemnified may be entitled under any By-Law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his/her official capacity and as to action in another capacity by holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.'

ITEM 16. EXHIBITS

     (a) The following exhibits are filed herewith:


EXHIBIT NO.
-----------
 1.1'D'D'D'   -- Form of Underwriting Agreement
 2.1*         -- Stock Purchase Agreement dated August 28, 1998 between
                Spar Aerospace Limited and Radyne ComStream Inc.
 4.1'D'D'D'   -- Form of Common Stock Certificate
 4.2'D'D'D'   -- Form of Warrant Agreement
 4.3'D'D'D'   -- Form of Warrant Certificate
 4.4'D'D'D'   -- Form of Representative's Purchase Option
 4.5'D'D'D'   -- Form of Lock-Up Agreement
4.6'D'D'D'D'  -- Form of Unit Certificate
 4.7          -- Form of promotional shares lock-in agreement between
                Radyne ComStream Inc. and each of Stetsys Pte Ltd, Stetsys
                US Inc., Robert Fitting, Steven Eymann and Garry Kline.
 5.1'D'D'D'   -- Form of Opinion of Dorsey & Whitney LLP
10.1**        -- 1996 Incentive Stock Option Plan
10.2***       -- Employment Agreement with Robert C. Fitting and Steven W.
                Eymann (Radyne Termsheet)
10.3****      -- Lease for facility in Phoenix, Arizona
10.4*****     -- Amendment to 1996 Incentive Stock Option Plan
10.5'D'       -- Lease between ADI Communication Partners, L.P. and
                ComStream dated April 23, 1997
10.6'D'       -- First Amendment to lease between ADI Communication
                Partners L.P. and ComStream dated July 16, 1997
10.7'D'       -- Second Amendment to Lease between Kilroy Realty, L.P. and
                ComStream dated November 18, 1998
10.8'D'       -- Indemnity Agreement between Pacific Bell Corporation and
                ComStream dated November 18, 1998
10.9'D'       -- Letter Agreement between Spar and Radyne ComStream Inc.
                dated November 18, 1998
10.10'D'D'D'D'D' -- 1999 Employee Stock Purchase Plan
10.11'D'D'D'  -- Uncommitted Line of Credit Facility Letter Agreement,
                dated as of May 18, 1998, and amended as of September 28,
                1998 and September 30, 1999
10.12'D'D'D'  -- Stock Purchase Loan Agreement executed by Robert Fitting, dated October 8, 1999
10.13'D'D'D'  -- Promissory Note executed by Robert Fitting, dated
                October 8, 1999 in the amount of $200,000
10.14'D'D'D'  -- Stock Purchase Loan Agreement executed by Garry Kline, dated October 8, 1999
10.15'D'D'D'  -- Promissory Note executed by Garry Kline, dated
                October 11, 1999 in the amount of $50,000
10.16'D'D'D'  -- Stock Purchase Loan Agreement executed by Steven Eymann, dated November 11, 1999
10.17'D'D'D'  -- Promissory Note executed by Steven Eymann, dated
                November 1, 1999 in the amount of $100,000
10.18'D'D'D'  -- General Release and Settlement Agreement between Spar
                Aerospace Limited and Radyne ComStream Inc. dated
                September 29, 1999
13.1'D'D'     -- Annual Report on Form 10-K/A for the fiscal year ended
                December 31, 1998
13.2'D'D'     -- Report on Form 10-Q/A for the quarter ended March 31,
                1999
13.3'D'D'     -- Report on Form 10-Q/A for the quarter ended June 30, 1999
13.4'D'D'     -- Report on Form 10-Q for the quarter ended September 30,
                1999
23.1          -- Consent of KPMG LLP
23.2          -- Consent of Deloitte & Touche LLP
23.3          -- Consent of Ernst & Young LLP
23.4'D'D'D'   -- Consent of Dorsey & Whitney LLP (contained in the opinion filed as Exhibit 5.1)
24.1'D'D'D'   -- Power of Attorney (contained in signature section of
                Registration Statement)


------------

     * Incorporated by reference from Registrant's Form 8-K filed on August 28, 1998.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

   ** Incorporated by reference from Registrant's Registration Statement on
      Form S-8, dated and declared effective on March 12, 1997 (File No. 333-23159).

  *** Incorporated by reference from Registrant's amended Registrant Statement on Form S-1, dated May 8, 1997 and declared effective on May 12, 1997 (File No. 333-18811).

 **** Incorporated by reference from Registrant's Annual Report on Form 10-K for the year Ended December 31, 1997.

***** Incorporated by reference from Registrant's Registration Statement on
      Form S-8, dated and declared effective on November 18, 1998 (File No. 333-67469).

     'D' Incorporated by reference from Registrant's amended Registration
         Statement on Form S-2, filed on January 11, 1999 and declared effective on September 30, 1999 (File No. 333-70403).

   'D'D' Previously filed with Commission and incorporated by reference from Registrant's previously filed documents.

  'D'D'D' Previously filed with this Registration Statement.

 'D'D'D'D' Incorporated by reference from Registrant's Form 8-A filed
           November 19, 1999 (File No. 000-11685)

'D'D'D'D'D' Incorporated by reference from Registrant's Form S-8, filed November 5, 1999.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(30) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;'

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statements.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Phoenix, state of Arizona on January 21, 2000.


                                        RADYNE COMSTREAM INC.

                                        By:        /s/ ROBERT C. FITTING
                                            ................................
                                            ROBERT C. FITTING, PRESIDENT AND
                                                CHIEF EXECUTIVE OFFICER

                                        By:           /s/ GARRY KLINE
                                            ...................................
                                            GARRY KLINE, VICE PRESIDENT-FINANCE

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


            SIGNATURE                                     TITLE                          DATE
            ---------                                     -----                          ----
          /S/ ROBERT C. FITTING             Chief Executive Officer, President, and   January 21, 2000
 ..........................................  Director (Principal Executive Officer)
            ROBERT C. FITTING

            /S/ GARRY D. KLINE              Vice President-Finance, Chief Financial
 .........................................   Officer and Secretary (Principal         January 21, 2000
              GARRY D. KLINE                 Financial and Accounting Officer)

                    *
 .........................................  Director                                  January 21, 2000
             ROBERT A. GRIMES

                    *
 .........................................  Chairman of the Board of Directors        January 21, 2000
              MING SEONG LIM

                    *
 .........................................  Director                                  January 21, 2000
               YIP LOI LEE

                    *
 .........................................  Director                                  January 21, 2000
              KUM CHUEN TANG

                    *
 .........................................  Director                                  January 21, 2000
              DENNIS ELLIOTT


------------

* The undersigned by signing his name hereto, does hereby sign this Registration Statement or amendment thereto on behalf of the above indicated directors and officers of Radyne ComStream Inc. pursuant to the power of attorney executed on behalf of each such director and officer.

  By:   /s/ ROBERT C. FITTING
       .......................
         ROBERT C. FITTING
         ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
  NO.
  ---
  4.7     -- Form of promotional shares lock-in agreement between
             Radyne ComStream Inc. and each of Stetsys Pte Ltd, Stetsys
             US Inc., Robert Fitting, Steven Eymann and Garry Kline.
 23.1     -- Consent of KPMG LLP
 23.2     -- Consent of Deloitte & Touche LLP
 23.3     -- Consent of Ernst & Young LLP



                          STATEMENT OF DIFFERENCES
                          ------------------------

 The registered trademark symbol shall be expressed as.................. 'r'
 The dagger symbol shall be expressed as................................ 'D'
 The trademark symbol shall be expressed as............................. 'TM'